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NaviSite®

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL


NaviSite

Dear NaviSite Shareholders:

Fiscal 2007 was a pivotal year for NaviSite. Revenue growth accelerated as our efforts in previous years started to generate results. We made significant gains in new customer bookings and improved our ability to cross-sell products and services to our existing customer base. We invested in products, marketing and distribution and continued to strengthen our business position to seize the tremendous market opportunity that continues to expand through changes in technology. As a company, we began strengthening a unique customer-centric culture where "*Everyone Sells*" is our core value along with the commitment to collaboration, flexibility and responsiveness. Fiscal 2007 was the year when NaviSite began a new phase of our growth as a company.

Fiscal Year 2007 Highlights:

We intensified our multi-channel, go-to-market strategy and expanded our field sales team to address the larger mid-market enterprises, while scaling up U.S. and India-based telesales teams to extend our reach into the smaller mid-market (SMB) space. We sharpened our market positioning as the business partner and solution provider to customers with our "*Run With Us*" messaging campaign — highlighting our differentiation in the mid-market.

We focused on the organization of our products and services in the Application Management and Managed Hosting space and coordinated lead-generation activities with ROI driven online and offline marketing with special emphasis on search and outbound telemarketing. We expanded our capabilities in the important Virtualization, Content Delivery and Software-as-a-Service (SaaS) enablement markets, while also significantly extending our capabilities in the ERP Applications Management arena.

We further leveraged our service delivery capabilities to take full advantage of our global talent pool and transformed our customer service organization to be more proactive in our relationships with customers.

Financial Highlights:

- Achieved 40% EBITDA growth over fiscal year 2006; EBITDA in Q4 reached $6.6 million compared to $5.3 million in Q1
- Achieved 16% revenue growth over fiscal year 2006
- Total Contract Value of new bookings for all services increased to $154 million in fiscal 2007 compared to $72 million in fiscal year 2006
- Reduced our interest expense by 4.50% by refinancing our debt with Silver Point Finance with a $100 million facility syndicated by CIBC

Application Services and Managed Hosting Solutions

- Signed 234 new logo clients, and booked over $3.2 million of incremental monthly recurring revenue and over $126 million in total contract value

- Increased incremental bookings by more than 49% from fiscal year 2006, and maintained an average monthly churn rate of approximately 1.8%
- Leveraged our virtual, On-Demand platform for success with the ISVs and Software as a Service solutions
- Increased the size of the US telesales team by three times and in Q4 formed an India telesales team
- Upgraded our internal quoting engine to facilitate sales quotes for the telesales, channel and field sales groups
- Formed partnership with Vidavee to enhance our Content Delivery service using Vidavee's web media operating system
- Continued investment and development of next generation, 3.0 platform of Application and Management Services including Virtualization, Service-Oriented Architecture (SOA) and Web 2.0 technologies
- Began implementing BladeLogic data center management software to further leverage our operating efficiencies and standardize our approach to change and problem management

Professional Services

- Achieved 93% revenue growth over fiscal year 2006
- Continued to solidify relationship with Oracle License in select industries and region; achieved Certified Advantage Partner status
- Grew our order backlog to more than $12 million from approximately $6 million in fiscal year 2006
- Improved our ability to sell professional services to application services customers – 19 of 43 professional services clients were originally managed applications clients

Global Delivery Operations

- Marked the second year anniversary of our India office and expanded the number of employees to 166 by fiscal year end
- Fully transitioned NaviSite's Application Management services into a global delivery model with offshore teams providing both functional and technical support
- Successfully delivered 15 Oracle E-Business Suite and PeopleSoft Professional Services engagements
- Expanded global delivery capabilities to provide administrative and operational support for various back-office functions including IT, Finance, Marketing

America's Job Exchange

As anticipated, the US Department of Labor discontinued on June 30, 2007, funding for the America's Job Bank (AJB) career portal that NaviSite and its predecessors had developed and operated for more than 10 years. At termination of the AJB program, NaviSite launched America's Job Exchange (AJE) site to test the viability for commercial success by continuing to offer the free services that AJB provided to the states, employers and job seekers. Within months of its launch, the AJE site has rapidly grown to more than 1.0 million visitors per month offering more than 700,000 job postings on the site and generating in excess of 10 million monthly page views. More than 25,000 employers and 11 states are already using the AJE site to post their help wanted advertisements.

Based on these early results, we will continue to evaluate strategic options that will ensure AJE's continued growth and maximize the value of this asset for NaviSite shareholders.

Fiscal Year 2008 Outlook

We are looking forward to accelerating our momentum in 2008. The building blocks for our future are in place and we are well positioned to deliver superior customer value, strong operating and financial performance and increasing shareholder value.

Strategically, we see the dual path of driving organic revenue combined with complementary acquisitions as an opportunity to leverage the financial model and accelerate our performance.

We have already combined the selling functions of the professional services group with the applications group into a unified Application Solutions sales team. We have further focused the Hosting Services sales team with recent hires to improve the adoption rates of our current customers of our portfolio of services. And, we will see a more productized offering of our dedicated and shared hosting services to leverage our platform and global delivery resources to become a significant provider to this market segment.

We have already made three modest acquisitions as of this letter. Two were strategic hosting companies that fit neatly into our current offering and service delivery platform and one, netASPx, will add to the breadth of our Applications Solutions Group which now offers Microsoft, Lawson and Oracle services to the middle market.

We are prepared for 2008. Investments in our provisioning and data center management software, our virtualization capabilities and our sales quoting engine are expected to generate dividends by lowering our costs of service delivery, increasing our On-Demand Offerings and providing access to our solutions to a larger number of sales personnel, channels and on-line customers.

The long anticipated day of Software as a Service (SaaS) is off the horizon and in our data centers. More of our customers are asking for flexible computing solutions, on demand provisioning and redundant environments. We will continue to evolve our hosting capabilities to meet the progressive requirements of our customers. The Application Solutions Group is clearly a market leader and our expanding portfolio will continue to serve our customers' changing needs.

The vision to create a Compute and Delivery fabric that could meet the changing demands of the marketplace began in 2002. We are seeing just the early days of realization of this vision. The dedication of all of our employees is the key to this success, and I would like to take this moment to thank each of them for their hard work and efforts throughout the year, and encourage every member of our global family to continue and expand this effort on behalf of our customers, other employees and our shareholders.

Sincerely,



ARTHUR BECKER
Chief Executive Officer

November 13, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For Fiscal Year Ended July 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File 000-27597

NaviSite, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-2137343** *(I.R.S. Employer Identification No.)*
400 Minuteman Road **Andover, Massachusetts** *(Address of principal executive offices)*	**01810** *(zip code)*

Registrant's telephone number, including area code
(978) 682-8300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The approximate aggregate market value of registrant's Common Stock held by non-affiliates of the Registrant on January 31, 2007, based upon the closing price of a share of the Registrant's Common Stock on such date as reported by the NASDAQ Capital Market: $61,716,433.

On October 22, 2007, the Registrant had outstanding 34,679,754 shares of Common Stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of stockholders for the fiscal year ended July 31, 2007, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III hereof.

NAVISITE, INC.

2007 ANNUAL REPORT
ON FORM 10-K

TABLE OF CONTENTS

PART I
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. Investors are warned that actual results may differ materially from management's expectations. We undertake no obligation to publicly reissue or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Item 1. *Business*

Our Business

NaviSite is an application management and internet solutions provider to middle market companies. We offer a range of Enterprise Resource Planning ("ERP") application solutions, custom applications, managed infrastructure services, hosting services, co-location, content delivery and consulting to more than 1,400 customers helping them to achieve superior business results. Our goal is to be the leading provider for managed application services to the mid market.

Our core competencies are to customize, implement and support outsourced ERP solutions. These packaged, third party applications include Oracle e-Business Suite, PeopleSoft Enterprise, Siebel, JD Edwards, Fusion, Lawson, Kronos and Microsoft Dynamics. By managing both the application and infrastructure we are able to address one the key challenges faced by mid-market IT organizations today — that of increasing complexity, competitive pressures and declining or limited resources.

We provide our services from a global platform of 15 data centers in the United States, 1 in the United Kingdom and a Network Operations Center ("NOC") in India. Using this platform we leverage innovative and scalable uses of technology along with subject matter expertise of our professional staff to deliver what we believe are cost-effective, flexible solutions that provide responsive and predictable levels of service to meet our customers' business needs. Combining our technology, domain expertise and a competitive fixed cost infrastructure, we demonstrate to our customers the cost and functional advantages of outsourcing with a proven partner like NaviSite. We are dedicated to delivering quality services and meeting rigorous standards including maintenance of SAS 70 Type II compliance and Microsoft Gold and Oracle Certified Partner certifications.

In addition to delivering packaged application support, we are able to leverage our application services platform, NaviViewTM, to enable our partners' software to be delivered on-demand, providing them an alternative delivery model to the traditional licensed software model. As the platform provider for an increasing number of independent software vendors ("ISV"), we enable solutions and services to a wider and growing customer base.

Our services include:

ERP Application Management

- ERP Application management services — Customer defined services for specific packaged applications.
- Applications include:
  - Oracle e-Business Suite
  - PeopleSoft Enterprise
  - Siebel

- JD Edwards
- Oracle Fusion
- Lawson M3 and S3
- Kronos
- Microsoft Dynamics

Services include implementation, upgrade support, monitoring, diagnostics, problem resolution and functional end-user support.

Hosting Services

- Managed Hosting Services — Hardware and software support delivered from one of our 16 data centers. Services include dedicated and virtualized hosting, business continuity and disaster recovery, connectivity, content distribution, database administration and performance tuning, hardware management, monitoring, network management, security management, server and operating system management and storage management.
- Software as a Service ("SaaS") — Enablement of Software as a Service to the ISV community. Services include SaaS starter kits and services specific to the needs of ISVs who offer their software in an on-demand or subscription mode.
- Content Delivery — The delivery of software electronically using NaviSite's accelerated content distribution technology.
- Co-location — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with back-up power generation and network connectivity options.

Professional Services

- ERP Services — Planning, implementation, optimization, enhancement and upgrade support for third party ERP applications we support.
- Custom Development Services — Planning, implementation, optimization and enhancement for custom applications that we or our customers have developed.

We provide these services to a range of vertical industries, including financial services, healthcare and pharmaceutical, manufacturing and distribution, publishing, media and communications, business services and public sector and software, through both our own sales force and sales channel relationships.

Our managed application and hosting services are facilitated by our proprietary NaviView™ collaborative application management platform. Our NaviView™ platform enables us to provide highly efficient, effective and customized management of enterprise applications and hosted infrastructure that we support as part of our service offering. Comprised of a suite of third-party and proprietary products, NaviView™ provides tools designed specifically to meet the needs of customers who outsource their IT needs. We also use this platform for electronic software distribution for software vendors and to enable software to be delivered on-demand over the Internet.

Supporting both our managed hosting services and applications services is a range of hardware and software technologies that are designed for the specific needs of our customers. NaviSite is a leader in using virtualized processing, storage and networking as a platform to optimize services for performance, cost and operational efficiency. Utilizing both hardware and software based virtualization strategies, NaviSite continues to innovate as technology develops and becomes available to IT organizations.

We believe that the combination of NaviView™, our dedicated and virtual platform, with our physical infrastructure and technical staff gives us a unique ability to provision on-demand application services for mid-market ERP application management and managed hosting customers. NaviView™ is application and operating platform neutral as its on-demand provisioning capability is not dependent on the individual software application. Designed to enable enterprise software applications to be provisioned and used as an on-demand solution, the NaviView™ technology allows us to offer new solutions to our software vendors and new products to our current customers.

We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Further, trends in hardware virtualization and the density of computing resources, which reduce the data center footprint, are favorable to NaviSite's services oriented offerings as compared with traditional co-location or managed hosting providers. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they disrupt our customers' operations.

We currently service approximately 1,400 customers. Our hosted customers typically enter into service agreements for a term of one to three years, with monthly payments, that provide us with a recurring revenue base. Our revenue growth comes from adding new customers and delivering additional services to existing customers. Our recurring revenue base is affected by new customers and renewals and terminations with existing customers.

We were formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of CMGI until September 2002, at which time ClearBlue Technologies, Inc., or CBT, became our majority stockholder.

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT, which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our managed application services.

- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our managed application services..

- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our managed application services and managed infrastructure services.

- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific services and capabilities and IBM Lotus Domino expertise, and formed the core of our managed messaging services.

- In August 2003, we acquired assets of CBT related to co-location, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois, Las Vegas, Nevada, Los Angeles, California, Milwaukee, Wisconsin, Oakbrook, Illinois, and Vienna, Virginia and assumed the revenue and expenses of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas, New York, New York, San Francisco, California, and Santa Clara, California, which four entities we later acquired.

- In June 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., a privately held provider of managed application services for mid-market companies. This acquisition broadened our managed application services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

- In August 2007, we acquired the assets of Alabanza LLC and Hosting Ventures LLC and all of the issued and outstanding stock of Jupiter Hosting, Inc.. These acquisitions provided additional managed hosting customers, proprietary software for provisioning and additional data center space in the Bay Area market.
- In September 2007, we acquired netASPx, Inc. Based in Minneapolis, Minnesota, the acquisition of netASPx, Inc. added functional expertise in the Lawson and Kronos ERP applications and 18,000 square feet of data center capacity.

Our Industry

The dramatic and continued growth in Internet use and the enhanced functionality, accessibility and security of Internet-enabled applications have made conducting business on the Internet a necessity in the mid-market. In addition, the challenges faced by mid-market companies have them increasingly looking to outsourcing IT services as an attractive alternative to traditional approaches. Driven by the increased complexity of ERP applications, the costs of operating them and reduced resources and budget companies have to devote to these applications, companies are increasingly looking for cost effective alternatives. We believe than an emerging and fast growing trend in the mid-market is the increased use of managed IT infrastructure and applications by companies to allow them to focus and enhance their core business operations, increase efficiencies and remain competitive. These applications extend beyond Web sites to business process software applications such as financial, email, enterprise resource planning, supply chain management and customer relationship management. Organizations have become increasingly dependent on these applications and they have evolved into important components of their businesses. In addition, we believe that the pervasiveness of the Internet and quality of network infrastructure, along with the dramatic decline in the pricing of computing technology and network bandwidth, have made the outsourced delivery model for application services an attractive choice for mid-market companies. We believe that the recent adoption of alternative software licensing models by software industry market leaders is driving other software vendors in this direction and, consequently, generating strong industry growth.

As enterprises seek to remain competitive and improve profitability, we believe they will continue to implement increasingly sophisticated applications and delivery models. Some of the potential benefits of these applications and delivery models include the ability to:

- Increase business operating efficiencies and reduce costs by using best of breed applications;
- Build and enhance customer relationships by providing Internet-enabled customer service and technical support;
- Manage vendor and supplier relationships through Internet-enabled technologies, such as online training and online sales and marketing;
- Communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide; and
- Improve service and lower the cost of software ownership by the adoption of new Internet-enabled software delivery models.

These benefits have driven increased use of information technology infrastructure and applications, which in turn has created a strong demand for specialized information technology support and applications expertise. An increasing number of businesses are choosing to outsource the hosting and management of these applications.

The trend towards outsourced hosting and management of information technology infrastructure and applications by mid-market companies and organizations is driven by a number of factors, including:

- Developments by major hardware and software vendors that facilitate outsourcing;
- Advances in virtualization and high density computing that is beyond the skill and cost ability of the typical mid-market enterprise;
- The need to improve the reliability, availability and overall performance of applications as they increase in importance and complexity;

- The need to focus on core business operations;
- Challenges and costs of hiring, training and retaining application engineers and information technology employees with the requisite range of information technology expertise; and
- The increasing complexity of managing the operations of Internet-enabled applications.

Notwithstanding increasing demand for these services, we believe the number of providers has decreased over the past three years, primarily as a result of industry consolidation. We believe this consolidation trend will continue and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of outsourced managed applications and hosted services for mid-market companies and organizations. Further, our financial business objective is to market and deliver high value application services to generate the highest revenue per square foot of available capacity in our data centers. Key elements of our strategy are to:

Provide Excellent Customer Service. We are committed to providing all of our customers with a high level of customer support. We believe that through the acquisition of several businesses we have had the benefit of consolidating best of breed account management and customer support practices that ensure that we are achieving this goal.

Innovate and Leverage our Technology Platform. We will continue to expand our platform leverage by continued use of virtualization and utility type services. We believe the typical mid-market organization is not able to take advantage of these technology developments because of their complexity and cost. By continually updating our platform, we will continue to drive our competitiveness with higher value services at competitive prices.

Expand Our Global Delivery Capabilities. We believe that global delivery is an integral piece of our long-term strategy in that it directly maps to our overall goal of service and operational excellence for our customers. By leveraging a global delivery solution, we believe that we will be able to continue to deliver superior services and technical expertise at a competitive cost and enhance the value proposition for our customers.

Improve Operating Margins Through Efficiencies. We have made significant improvements to our overall cost structure. We intend to continue to improve operating margins as we grow revenue and improve the efficiency of our operations. As we grow, we will take advantage of our infrastructure capacity, our NaviView™ platform and our automated processes. Due to the fixed cost nature of our infrastructure, we believe that increased customer revenue will result in incremental improvements in our operating margins.

Grow Through Disciplined Acquisitions. We intend to derive a portion of our future growth through acquisitions of technologies, products and companies that improve our services and strengthen our position in our target markets. By utilizing our experience in acquiring and effectively integrating complementary companies, we can eliminate duplicative operations, reduce costs and improve our operating margins. We intend to acquire companies that provide valuable technical capabilities and entry into target markets, and allow us to take advantage of our existing technical and physical infrastructure.

Continue to Broaden Our Service Offerings. We continue to broaden our service offerings to compete more effectively in the mid-market by offering a range of packaged solutions. With our professional services and deep operational expertise, we effectively deliver to our customers a full range of services for Oracle, PeopleSoft, J.D. Edwards, Siebel, Lawson, Kronos and Microsoft Dynamics solutions. We believe that these services will help our customers achieve peak effectiveness with their systems and, as a full service provider for a broad range of applications, we are able to create leverage and cross and up sell opportunities in a manner that is unparalleled in the marketplace.

Our Services

We offer our customers a broad range of ERP application management, managed hosting services and professional services that can be deployed quickly and cost effectively. Our expertise allows us to meet an expanding set of needs as our customers' applications become increasingly complex. Our experience and capabilities save our customers the time and cost of developing expertise in-house and we increasingly serve as the sole manager of our customers' outsourced applications.

Application Management

We provide implementation and operational services for packaged applications, which are listed below. In addition to packaged ERP applications we also offer outsourced messaging, including the monitoring and management of Microsoft Exchange and Lotus Domino, allowing customers to outsource their critical messaging applications. Application management services are available either in a NaviSite data center or via remote management on customers' premises. In addition, our customers can choose to use dedicated or shared servers. We also provide specific services to assist our customers with the migration from legacy or proprietary messaging systems to Microsoft Exchange or Lotus Domino and we have expertise to customize messaging and collaborative applications. We offer user provisioning, spam filtering, virus protection and enhanced monitoring and reporting.

- ERP Application management services — Defined services provided for specific packaged applications. Services include implementation, upgrade assistance, monitoring, diagnostics, problem resolution and functional end user support.
- Applications include:
  - Oracle e-Business Suite
  - PeopleSoft Enterprise
  - Siebel
  - JD Edwards
  - Oracle Fusion
  - Lawson M3 and S3
  - Kronos
  - Microsoft Dynamics
  - Microsoft Exchange
  - Lotus Domino

Hosting Services

NaviSite's hosting services, from application and managed services to co-location and software-as-a-service, provide highly available and secure ongoing technology solutions for our customers' critical IT needs.

- Managed Hosting Services — Support provided for hardware and software located in one of our 16 data centers. We also provide bundled offerings packaged as content delivery services. Specific services include:
  - Dedicated and Virtualized Servers
  - Business Continuity and Disaster Recovery
  - Connectivity
  - Content Distribution
  - Database Administration and Performance Tuning
  - Desktop Support
  - Hardware Management
  - Monitoring

  - Network Management
  - Security
  - Server and Operating Management
  - Storage Management
- Software as a Service — Enablement of Software as a Service to the ISV community. Services include SaaS starter kits and services specific to the needs of ISVs wanting to offer their software in an on-demand or subscription mode.
- Content Delivery — Includes the delivery of software electronically using NaviSite technology accelerated content distribution.
- Colocation — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with back-up power generation and network connectivity options.

Professional Services

- ERP Services — Planning, implementation, optimization, enhancement and upgrades for the supported third party ERP application.
- Custom Development Services — Planning, implementation, optimization and enhancement for custom applications that we or our customers have developed.

All of our service offerings can be customized to meet our customers' particular needs. Our proprietary NaviView™ platform enables us to offer valuable flexibility without the significant costs associated with traditional customization.

NaviView™ Platform

Our proprietary NaviView™ platform is a critical element of each of our service offerings. Our NaviView™ platform allows us to work with our customers' information technology teams, systems integrators and other third parties to deliver services to customers. Our NaviView™ platform and its user interface help ensure full transparency to the customer and seamless operation of outsourced applications and infrastructure, including: i) hardware, operating system, database and application monitoring; ii) event management; iii) problem resolution management; and iv) integrated change and configuration management tools. Our NaviView™ platform includes:

Event Detection System — Our proprietary technology allows our operations personnel to efficiently process alerts across heterogeneous computing environments. This system collects and aggregates data from all of the relevant systems management software packages utilized by an information technology organization.

Synthetic Transaction Monitoring — Our proprietary synthetic transaction methods emulate the end-user experience and monitor for application latency or malfunctions that affect user productivity.

Automated Remediation — Our NaviView™ platform allows us to proactively monitor, identify and correct common problems associated with the applications we manage on behalf of our customers. These automated corrections help ensure availability and reliability by remediating known issues in real time, and keeping applications up and running while underlying problems or potential problems are diagnosed.

Component Information Manager — This central repository provides a unified view of disparate network, database, application and hardware information.

Escalation Manager — This workflow automation technology allows us to streamline routine tasks and escalate critical issues in a fraction of the time that manual procedures require. Escalation manager initiates specific orders and tasks based on pre-defined conditions, ensuring clear, consistent communication with our customers.

Our Infrastructure

Our infrastructure has been designed specifically to meet the demanding technical requirements of delivering our services to our customers. We securely deliver our services across Windows, Unix and Linux platforms. We believe that our infrastructure, together with our trained and experienced staff, enable us to offer market-leading levels of service backed by high service level guarantees.

Network Operations Centers — We monitor the operations of our infrastructure and customer applications from our own state-of-the-art network operations centers. Network and system management and monitoring tools continuously monitor our network and server performance. Our network operations centers perform first-level problem identification, validation and resolution. We have redundant network operations centers in New Delhi, India and in Andover, Massachusetts that are staffed 24 hours a day, seven days a week with network, security, Windows, Unix and Linux personnel. We have technical support personnel located in our facilities in San Jose, California, Syracuse, New York, Houston, Texas and New Delhi, India, who provide initial and escalated support 24 hours a day, seven days a week for our customers. Our engineers and support personnel are promptly alerted to problems, and we have established procedures for rapidly resolving technical issues that may arise.

Data Centers — We currently operate in 15 data centers in the United States and 1 data center in the United Kingdom. Our data centers incorporate technically sophisticated components,which are designed to be fault-tolerant. The components used in our data centers include redundant core routers, redundant core switching hubs and secure virtual local area networks. We utilize the equipment and tools necessary for our data center operations, including our infrastructure hardware, networking and software products, from industry leaders such as BMC, Cisco, Dell, EMC, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems.

Virtualization — We employ virtualization technologies for processing, storage and networking. By using this approach we are able to maximize the benefit of our capital expenditures, minimize the amount of valuable data center space used and create additional operating efficiencies that lower our cost. In addition, these progressive developments in computing are typically out of the reach of the mid-market customer due to cost and inexperience.

Internet Connectivity — We have redundant high-capacity internet connections with providers such as Global Crossing, Level 3, Cogent, AT&T and XO Communications. We have deployed direct private transit and peering internet connections to utilize the provider's peering capabilities and to enhance routes via their networks that improve global performance. Our private transit system enables us to provide fast, reliable access for our customers' information technology infrastructure and applications.

Sales and Marketing

Direct Sales — Our direct sales professionals are located in the United States and the United Kingdom. Our sales teams meet with customers to understand and identify their individual business requirements and to translate those requirements into tailored services. Our sales teams are also supported by customer relationship managers who are assigned to specific accounts to identify and take advantage of cross-selling opportunities. To date, most of our sales have been realized through our direct sales force. In 2007, we hired inside sales representatives who call potential and current customers from our offices in the United States and India to provide consultative sales and support to smaller mid-market companies.

Channel Relationships — We sell our services through third parties, pursuant to reseller or referral contracts with such third parties. These contracts are generally one to three years in length and either provide the reseller a discount of approximately 25% from our list price or require us to pay a referral fee, typically ranging from approximately 4% to 10% of the amounts we receive from the customer. Our channel partners resell our services to their customers under their private label brand or under the NaviSite brand. In addition, we jointly market and sell our services with the products of Progress Software. For systems integrators, our flexibility and cost-effectiveness bolsters their application development and management services. For independent software vendors, we provide the opportunity to offer their software as a managed service.

Marketing — Our marketing organization is responsible for defining our overall market strategy, generating qualified leads for our field and inside sales forces, and increasing our overall brand awareness. Our lead generation programs include comprehensive on-line and off-line marketing programs with emphasis on on-line search, email, banner advertising and outbound telemarketing efforts. In 2007, we initiated a new brand positioning campaign named "Run With Us" to reflect our emerging role as a business partner to our customers to design, implement and manage their business critical applications. We maintain a data driven rigorous measurement and monitoring approach to ensure that marketing investments are optimized and deliver the highest possible return on investment.

Customers

Our customers include mid-sized companies, divisions of large multi-national companies and government agencies. Our customers operate in a wide variety of industries, such as technology, manufacturing and distribution, healthcare and pharmaceutical, publishing, media and communications, financial services, retail, business services and government agencies.

As of July 31, 2007, NaviSite serviced approximately 1,400 hosted customers.

We derived approximately 8%, 9% and 8% of our revenue from the New York State Department of Labor for the fiscal years ended July 31, 2007, 2006 and 2005, respectively. Our contract with the New York State Department of Labor expired in fiscal year 2007.

No customer represented 10% or more of our revenue for the fiscal years ended July 31, 2007, 2006 and 2005. Substantially all of our revenues are derived from, and substantially all of our plant, property and equipment is located in, the United States.

Competition

We compete in the outsourced information technology and professional services markets. These markets are fragmented, highly competitive and likely to be characterized by industry consolidation.

We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

- quality of services delivered;
- ability to consistently measure, track and report operational metrics;
- application hosting, infrastructure and messaging management expertise;
- fast, redundant and reliable Internet connectivity;
- a robust infrastructure providing availability, speed, scalability and security;
- comprehensive and diverse service offerings and timely addition of value-add services;
- brand recognition;
- strategic relationships;
- competitive pricing; and
- adequate capital to permit continued investment in infrastructure, customer service and support, and sales and marketing.

We believe that we compete effectively based on the breadth of our service offerings, the strength of our NaviView™ platform, our existing infrastructure capacity and our pricing.

Our current and prospective competitors include:

- hosting and related services providers, including Terremark, Inc., Globix Corp., SAVVIS (which acquired the Cable & Wireless business including the Exodus and Digital Island businesses), IBM, AT&T and other local and regional hosting providers;
- application services providers, such as IBM, Infocrossing, Inc., Electronic Data Systems Corp. and Computer Sciences Corporation;

- content and electronic software distribution providers, such as Akamai, Inc., Limelight Networks Inc., Digital River, Inc. and Intraware, Inc.;
- co-location providers, including SAVVIS, Equinix and Switch & Data Facilities Company, Inc.;
- messaging providers, including Mi8, Internoded, Inc. and
- professional services providers, including Oracle Consulting Services, Accenture, Ciber, CSC, CedarCrestone, Deloitte Consulting, IBM and Rapidigm.

Intellectual Property

We rely on a combination of trademark, service mark, copyright, patent and trade secret laws and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. While it is our practice to require our employees, consultants and independent contractors to enter into agreements containing non-disclosure, non-competition (for employees only) and non-solicitation restrictions and covenants, and while our agreements with some of our customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, we cannot ensure that these contractual arrangements or the other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets. In addition, we offer our services in other countries where the laws may not afford adequate protection for our proprietary rights.

We license or lease most technologies used in our hosting and application management services. Our technology suppliers may become subject to third-party infringement claims, or other claims or assertions, which could result in their inability or unwillingness to continue to license their technology to us. The loss of certain of our technologies could impair our ability to provide services to our customers or require us to obtain substitute technologies that may be of lower quality or performance standards or at greater cost. We expect that we and our customers increasingly will be subject to third-party infringement claims as the number of Web sites and third-party service providers for internet-based businesses grows. We cannot ensure that third parties will not assert claims alleging the infringement of service marks and trademarks against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could be time-consuming, result in costly litigation, cause delays in service, installation or upgrades, adversely impact our relationships with suppliers or customers or require us to enter into costly royalty or licensing agreements.

Government Regulation

While there currently are few laws or regulations directly applicable to the internet or to managed application hosting service providers, due to the increasing popularity of the internet and internet-based applications, such laws and regulations are being considered and may be adopted. These laws may cover a variety of issues including, for example, user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the internet could substantially impair the future growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the internet and managed application hosting service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we offer services over the internet in many states in the United States and internationally and we facilitate the activities of our customers in those jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property there. The application of existing laws and regulations to the internet or our business, or the adoption of any new legislation or regulations applicable to the internet or our business, could materially adversely affect our financial condition and results of operations.

Employees

As of July 31, 2007, we had 617 employees. Of these employees, 443 were principally engaged in operations, 86 were principally engaged in sales and marketing and 88 were principally engaged in general and administrative functions. None of our employees is party to a collective bargaining agreement, and we believe our relationship with our employees is good. We also retain consultants and independent contractors on a regular basis to assist in the completion of projects.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through our Web site under "Investors", free of charge, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our internet address is http://www.navisite.com. The contents of our web site are not incorporated by reference in this annual report on Form 10-K or any other report filed with or furnished to the SEC.

Item 1A. ***Risk Factors***

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward-looking statements in this report and those made from time to time by us through our senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning the expected future revenues, earnings or financial results or concerning project plans, performance, or development of products and services, as well as other estimates related to future operations are necessarily only estimates of future results and we cannot assure you that actual results will not materially differ from expectations. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements. If any of the following risks actually occurs, our business, financial condition and operating results could be materially adversely affected.

We have a history of losses and may never achieve or sustain profitability. We have never been profitable and may never become profitable. As of July 31, 2007, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $495.8 million. During the fiscal year ended July 31, 2007, we had a net loss of approximately $25.9 million. We may continue to incur losses in the future. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations.

Our financing agreement with a syndicated group (the "Credit Agreement") includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business. As of October 24, 2007, we owed approximately $112.0 million under the Credit Agreement. The Credit Agreement:

- restricts our ability to create, incur, assume, or permit to exist any additional indebtedness, excluding certain limited exemptions;
- restricts our ability to create, incur, assume or permit to exist any lien on any of our assets, excluding certain limited exemptions;
- restricts our ability to make investments, with certain limited exemptions;
- requires that we meet financial covenants for leverage, fixed charges and capital expenditures;
- restricts our ability to enter into any transaction of merger or consolidation, excluding certain limited exemptions;
- restricts our ability to sell assets or purchase or otherwise acquire the property of any person, excluding certain limited exemptions;
- restricts our ability to authorize, declare or pay dividends, excluding certain limited exemptions;
- restricts our ability to enter into any transaction with any affiliate (as defined in the Credit Agreement) except on terms and conditions that are at least as favorable to us as those that could reasonably be obtained in a comparable arm's-length transaction with a person who is not an Affiliate; and
- restricts our ability to amend our organizational documents.

If we breach the Credit Agreement, a default could result. A default, if not waived, could result in, among other things, our not being able to borrow additional amounts under the Credit Agreement. In addition, all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. The maturity date of the Term Loan is June 8, 2013 and the revolving credit facility terminates on June 8, 2012. Interest on the Term Loan is payable in arrears on the first business day of August, November, February and May for ABR Loans, and the last day of the chosen interest period (which period can be one, two, three, six, nine or twelve months) or every three months, if the chosen interest period is greater than three months, for LIBOR Loans.

The Term Loan will amortize on the first day of each fiscal quarter (commencing on August 1, 2007) in equal quarterly installments over such period in the aggregate amounts as set forth below:

Year	Percentage of Term Loan
1	1.0%
2	1.0%
3	1.0%
4	1.0%
5	1.0%
6	95.0%

In addition, the Credit Agreement exposes us to interest rate fluctuations which could significantly increase the interest we pay the Lenders. We are required, under the Credit Agreement, to maintain interest rate protection that shall result in at least 50% of the aggregate principal amount of the consolidated indebtedness of the Company and its subsidiaries other than the revolving loans under the Credit Agreement being subject to a fixed or maximum interest rate.

Atlantic Investors, LLC, Unicorn Worldwide Holdings Limited and Madison Technology LLC may have interests that conflict with the interests of our other stockholders and have significant influence over corporate decisions. Unicorn Worldwide Holdings Limited and Madison Technology LLC, Atlantic Investors, LLC's two managing members, together with Atlantic Investors, LLC owned approximately 47% of our outstanding capital stock as of July 31, 2007. As of July 31, 2007, Atlantic Investors, LLC's ownership alone was approximately 43% on a fully diluted basis. Atlantic Investors, LLC, Unicorn Worldwide Holdings Limited and Madison Technology LLC, together have significant power in the election of our Board of Directors. Regardless of how our other stockholders may vote, Atlantic Investors, LLC, Unicorn Worldwide Holdings and Madison Technology acting together may have the ability to determine whether to engage in a merger, consolidation or sale of our assets and any other significant corporate transaction.

Members of our management group also have significant interests in Atlantic Investors, LLC, which may create conflicts of interest. Some of the members of our management and Board of Directors also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, our Chairman of the Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Arthur P. Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC. As a result, these NaviSite officers and directors may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors, LLC, which in turn may have interests that conflict with the interests of our other stockholders.

Our common stockholders may suffer dilution in the future upon exercise of outstanding convertible securities or the issuance of additional securities in potential future acquisitions or financings. In connection with a financing agreement with Silver Point Finance LLC ("Silver Point Finance"), we issued warrants to SPCP Group, LLC and SPCP Group III LLC, two affiliates of Silver Point Finance, to purchase an aggregate of 3,930,136 shares of our Common Stock. If the warrants are exercised, Silver Point Finance may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution. As of November 5, 2007, SPCP Group, LLC and SPCP Group III LLC have exercised warrants in part to acquire 2,596,305 shares of our Common Stock.

Our stockholders will also experience dilution to the extent that additional shares of our Common Stock are issued in potential future acquisitions or financings.

Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned. Since December 2002, we have acquired ClearBlue Technologies Management, Inc. ("CBTM") (accounted for as an "as if pooling"), Avasta, Inc., Conxion Corporation, selected assets of Interliant, Inc., all of the shares of ten wholly-owned subsidiaries of ClearBlue Technologies, Inc. ("CBT") (accounted for as an "as if pooling"), substantially all of the assets and liabilities of Surebridge, Inc., substantially all of the assets of Alabanza, LLC and Hosting Ventures, LLC and all of the stock of Jupiter Hosting, Inc. and netASPx. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:

- difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;
- difficulty maintaining relationships with important third parties, including those relating to marketing alliances and providing preferred partner status and favorable pricing;
- diversion of management's attention in connection with both negotiating the acquisitions and integrating the businesses;
- strain on managerial and operational resources as management tries to oversee larger operations;
- inability to retain and motivate management and other key personnel of the acquired businesses;
- exposure to unforeseen liabilities of acquired companies;
- potential costly and time-consuming litigation, including stockholder lawsuits;
- potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our Common Stock, or which may have a dilutive effect on our common stockholders;
- the need to incur additional debt or use cash; and
- the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business. In addition, our limited operating history with our current structure resulting from recent acquisitions makes it very difficult for us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline. Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers' specifications or expectations could result in:

- delayed or lost revenue;
- requirements to provide additional services to a customer at reduced charges or no charge;
- negative publicity about us, which could adversely affect our ability to attract or retain customers; and
- claims by customers for substantial damages against us, regardless of our responsibility for the failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers. Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their websites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3 Communications Inc. and Global Crossing, as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.

If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful. We believe that to penetrate the market for managed IT services we must maintain existing and develop additional relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including International Business Machines Corp ("IBM"), Microsoft Corp. ("Microsoft"), Oracle Corp. ("Oracle") and Lawson Associates, Inc. ("Lawson"). Our relationships with Microsoft and Oracle are critical to the operations and success of our business. The loss of our ability to continue to obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers. It may also require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail, which would impair our ability to provide guaranteed levels of service and could result in significant operating losses. To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week, without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

- require us to spend substantial amounts of money to replace equipment or facilities;
- entitle customers to claim service credits or seek damages for losses under our service level guarantees;
- cause customers to seek alternate providers; or
- impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers' needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers. Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems, Inc., F5 Networks, Inc., Microsoft, Oracle and Lawson. We cannot assure you that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our inability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems. A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer's personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation. We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, which could divert management's attention and require us to expend significant financial resources. We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management's attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as "spamming," can lead to statutory liability as well as complaints against service providers that enable these activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

Concerns relating to privacy and protection of customer and job seeker data on our America's Job Exchange website could damage our reputation and deter current and potential customers and job seekers from using our products and services. We recently launched America's Job Exchange, a successor to America's Job Bank. Concerns about our practices for America's Job Exchange with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, which in turn could significantly harm our business, financial condition and operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business. Moreover, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of customer and job seeker confidence in us, which could adversely affect our business. Laws related to data protection continue to evolve. It is possible that certain jurisdictions may enact laws or regulations that impact our ability to offer our products and services and/or result in reduced traffic or contract terminations in those jurisdictions, which could harm our business.

Unauthorized access, phishing schemes and other disruptions could jeopardize the security of customer and job seeker information stored in our systems, and may result in significant liability to us and may cause existing customers and job seekers to refrain from doing business with us.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers. We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our Chief Executive Officer and President, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations. The departure of our executive officers could adversely affect the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past three years, we have had reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of our acquired companies. In the event of future reductions or departures of employees, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.

The unpredictability of our quarterly results may cause the trading price of our Common Stock to fluctuate or decline. Our quarterly operating results have previously varied, and may continue to vary significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

- a reduction of market demand and/or acceptance of our services;
- our ability to develop, market and introduce new services on a timely basis;
- the length of the sales cycle for our services;
- the timing and size of sales of our services, which depends on the budgets of our customers;
- downward price adjustments by our competitors;
- changes in the mix of services provided by our competitors;
- technical difficulties or system downtime affecting the Internet or our hosting operations;
- our ability to meet any increased technological demands of our customers; and
- the amount and timing of costs related to our marketing efforts and service introductions.

Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our Common Stock would likely fall.

If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected. We are currently involved in various pending and potential legal proceedings, including a class action lawsuit related to our initial public offering. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any of these payments could adversely affect our financial condition.

If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail. The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which led to the failure in the last few years of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our managed IT services.

If we do not respond to rapid changes in the technology sector, we will lose customers. The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability necessary to capture increased market share or maintain our market share. We compete in the managed IT services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the managed IT services market.

Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

- develop and expand their network infrastructure and service offerings more rapidly;
- adapt to new or emerging technologies and changes in customer requirements more quickly;
- take advantage of acquisitions and other opportunities more readily; or
- devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability necessary to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed IT services market.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets. We operate a data center in the United Kingdom. Revenue from our foreign operations accounted for approximately 4.5% of our total revenue during the fiscal year ended July 31, 2007. We recently expanded our operations to India, which could eventually broaden our customer service support. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

- unexpected changes in regulatory, tax and political environments;
- longer payment cycles and problems collecting accounts receivable;
- geopolitical risks such as political and economic instability and the possibility of hostilities among countries or terrorism;
- reduced protection of intellectual property rights;
- fluctuations in currency exchange rates or imposition of restrictive currency controls;
- our ability to secure and maintain the necessary physical and telecommunications infrastructure;
- challenges in staffing and managing foreign operations;
- employment laws and practices in foreign countries;
- laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and
- significant changes in immigration policies or difficulties in obtaining required immigration approvals.

Any one or more of these factors could adversely affect our international operations and consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities. It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.

The price of our Common Stock has been volatile, and may continue to experience wide fluctuations. Since January 2006, our Common Stock has closed as low as $1.24 per share and as high as $11.09 per share. The trading price of our Common Stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this report. Fluctuations in the market price of our Common Stock may cause an investor in our Common Stock to lose some or all of his investment.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover. Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:

- authorize the board to issue preferred stock without stockholder approval;
- prohibit cumulative voting in the election of directors;
- limit the persons who may call special meetings of stockholders; and
- establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Facilities

Our executive offices are located at 400 Minuteman Road, Andover, Massachusetts. We lease offices and data centers in various cities across the United States and have an office and data center in the United Kingdom and an office in India. The table below sets forth a list of our leased offices and data centers:

Location	Type	Square Footage Leased (Approximate)	Lease Expiration
San Jose, CA (1)	Data Center and Office	66,350	November 2016
Los Angeles, CA	Data Center	34,711	February 2009
San Francisco, CA	Data Center	20,576	January 2010
Santa Clara, CA (1)	Office	3,500	June 2009
Atlanta, GA	Office	4,598	June 2009
Chicago, IL (1)	Office	4,453	June 2009
Chicago, IL	Data Center	6,800	January 2009
Oak Brook, IL	Data Center	16,780	September 2019
Andover, MA	Office	25,817	January 2018
Andover, MA	Data Center and Office	86,931	January 2018
Baltimore, MD	Data Center and Office	3,000	November 2007
Minneapolis, MN (1)	Data Center and Office	54,474	June 2010
Syracuse, NY	Data Center	21,246	November 2008
Syracuse, NY(1)	Office	44,002	December 2007
Syracuse, NY(1)	Office	5,016	May 2009
New York, NY	Office	1,500	May 2008
New York, NY	Data Center	33,286	May 2018
Las Vegas, NV (2)	Data Center	28,560	February 2010
Dallas, TX	Data Center	27,370	January 2010
Houston, TX (1)	Data Center and Office	29,545	October 2008
Herndon, VA (1)	Office	5,515	June 2011
Vienna, VA	Data Center and Office	23,715	December 2009
Milwaukee, WI	Data Center	5,200	March 2010
Gurgaon, Haryana, India	Office	12,706	July 2008
London, England	Data Center	4,022	March 2010

(1) We have idle office space at this facility from which we derive no economic benefit.

(2) We have entered into a sublease with a third party for this facility, however we retain the use of approximately 2,000 square feet.

We believe that these offices and data centers are adequate to meet our foreseeable requirements and that suitable additional or substitute space will be available on commercially reasonable terms, if needed.

Item 3. *Legal Proceedings*

IPO Securities Litigation

In 2001, lawsuits naming more than 300 issuers and over 50 investment banks were filed in the United States District Court for the Southern District of New York and assigned to the Honorable Shira A. Scheindlin (the "Court") for all pretrial purposes (the "IPO Securities Litigation"). Between June 13, 2001 and July 10, 2001 five purported class action lawsuits seeking monetary damages were filed against us, Joel B. Rosen, our then chief executive officer, Kenneth W. Hale, our then chief financial officer, Robert E. Eisenberg, our then president, and the underwriters of our initial public offering of October 22, 1999. On September 6, 2001, the Court consolidated the five similar cases and a consolidated, amended complaint was filed on April 19, 2002 (the "Class Action Litigation") against us and Messrs. Rosen, Hale and Eisenberg (collectively, the "NaviSite Defendants") and against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany. The plaintiffs uniformly alleged that all defendants, including the NaviSite Defendants, violated Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 by issuing and selling our common stock in the offering, without disclosing to investors that some of the underwriters, including the lead underwriters, allegedly had solicited and received undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. The Class Action Litigation seeks certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. The claims against Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice on November 18, 2002, in return for their agreement to toll any statute of limitations applicable to those claims. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

On June 30, 2003, our Board of Directors considered and authorized us to negotiate a settlement of the Class Action Litigation substantially consistent with a memorandum of understanding negotiated among plaintiffs, the issuers and the insurers for such issuers. Among other contingencies, the settlement ultimately negotiated was subject to approval by the Court. On February 15, 2005, the Court preliminarily approved the terms of the settlement, provided that the plaintiffs and defendants agreed to, which they did, a modification to the bar order to be entered. On August 31, 2005, the Court entered a further preliminary approval Order. The Court subsequently held a Fed. R. Civ. P. 23 fairness hearing on April 24, 2006, and the matter was taken under advisement. On June 28, 2007, in consideration of the Second Circuit class certification ruling and the renewed certification motion discussed below, the Court entered an Order terminating the settlement.

On October 13, 2004, the Court certified a class in a sub-group of cases (the "Focus Cases") in the IPO Securities Litigation, which was vacated on December 5, 2006 by the United States Court of Appeals for the Second Circuit (the "Second Circuit"). The Class Action Litigation is not one of the Focus Cases. Plaintiffs-appellees' January 5, 2007 petition with the Second Circuit for rehearing and rehearing en banc was denied by the Second Circuit on April 6, 2007. Plaintiffs renewed their certification motion on September 27, 2007 as to redefined classes pursuant to Fed. R. Civ. P. 23(b)(3) and 23(c)(4). Responsive briefs are to be submitted by December 21, 2007, and reply briefs by February 15, 2008. Additionally, on August 14, 2007, plaintiffs filed amended class action complaints in the Focus Cases, along with an accompanying set of Amended Master Allegations (collectively, the "Amended Complaints"). Plaintiffs therein (i) revise their allegations with respect to (1) the issue of investor knowledge of the alleged undisclosed agreements with the underwriter defendants and (2) the issue of loss causation; (ii) include new pleadings concerning alleged governmental investigations of certain underwriters; and (iii) add additional plaintiffs to certain of the Amended Complaints.

We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiffs' claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders.*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock

Our common stock is currently traded on the NASDAQ Capital Market under the symbol "NAVI." As of October 5, 2007, there were 228 holders of record of our common stock. Because brokers and other institutions on behalf of stockholders hold many of such shares, we are unable to estimate the total number of stockholders represented by these record holders. The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported on the NASDAQ Capital Market.

	High	Low
Fiscal Year Ended July 31, 2007		
May 1, 2007 through July 31, 2007	$9.36	$6.06
February 1, 2007 through April 30, 2007	$7.08	$5.25
November 1, 2006 through January 31, 2007	$7.22	$3.44
August 1, 2006 through October 31, 2006	$4.30	$3.33
Fiscal Year Ended July 31, 2006		
May 1, 2006 through July 31, 2006	$5.59	$3.24
February 1, 2006 through April 30, 2006	$5.00	$1.35
November 1, 2005 through January 31, 2006	$1.83	$1.01
August 1, 2005 through October 31, 2005	$1.90	$1.07

We believe that a number of factors may cause the market price of our common stock to fluctuate significantly. See "Item 1A. Risk Factors."

We have never paid cash dividends on our common stock. We currently anticipate retaining all available earnings, if any, to finance internal growth and product and service development. Payment of dividends in the future will depend upon our earnings, financial condition, anticipated cash needs and such other factors as the directors may consider or deem appropriate at the time. In addition, the terms of our Amended Credit Agreement dated September 12, 2007 restrict the payment of cash dividends on our common stock. Additionally, on September 12, 2007 we issued 3,125,000 shares of Series A Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend to a common stockholder.

We did not repurchase any shares of common stock during fiscal year 2007.

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 below.

On October 15, 2007, SPCP Group, LLC and SPCP Group III LLC completed partial exercises of warrants, dated as of April 11, 2006 (the "Warrants"), held by each entity for the purchase of 109,575 and 36,525 shares of common stock of the Company, respectively.

On October 22, 2007, SPCP Group, LLC and SPCP Group III LLC completed partial exercises of the Warrants held by each entity for the purchase of 15,975 and 5,325 shares of common stock of the Company, respectively.

On October 29, 2007, SPCP Group, LLC and SPCP Group III LLC completed partial exercises of warrants, dated as of April 11, 2006, held by each entity for the purchase of 5,925 and 1,975 shares of common stock of the Company, respectively.

On November 5, 2007, SPCP Group, LLC and SPCP Group III LLC completed partial exercises of the Warrants held by each entity for the purchase of 56,250 and 18,750 shares of common stock of the Company, respectively.

The exercise price paid upon exercise of the Warrants was $0.01 per share for a total of $2,503, which has been received by the Company. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with the issuance of the shares issuable upon exercise of the Warrants.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. Historical results are not necessarily indicative of results of any future period.

	Year Ended July 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Revenue, net	$125,860	$108,844	$109,731	$ 91,126	$ 75,281
Revenue, related parties	322	243	132	46	1,310
Total revenue	126,182	109,087	109,863	91,172	76,591
Cost of revenue	85,196	75,064	80,227	68,379	70,781
Impairment, restructuring and other, net	—	—	383	917	—
Total cost of revenue	85,196	75,064	80,610	69,296	70,781
Gross profit	40,986	34,023	29,253	21,876	5,810
Operating expenses:					
Selling and marketing	16,924	14,756	12,993	10,642	6,910
General and administrative	22,043	21,787	23,600	24,714	20,207
Impairment. restructuring and other, net	(231)	1,373	2,662	5,286	8,882
Total operating expenses	38,736	37,916	39,255	40,642	35,999
Income (loss) from operations	2,250	(3,893)	(10,002)	(18,766)	(30,189)
Other income (expense):					
Interest income	337	283	61	126	851
Interest expense	(12,476)	(9,585)	(7,590)	(3,181)	(43,403)
Loss on debt extinguishment	(15,712)	—	—	—	—
Other income (expense), net	864	437	2,785	468	(733)
Loss before income tax expense	(24,737)	(12,758)	(14,746)	(21,355)	(73,474)
Income tax expense	(1,173)	(1,173)	(1,338)	(1)	(153)
Net loss	$(25,910)	$(13,931)	$(16,084)	$(21,354)	$(73,627)
Per common share:					
Basic and diluted:					
Net loss	$ (0.85)	$ (0.49)	$ (0.57)	$ (0.85)	$ (6.32)
Basic and diluted weighted average number of common shares outstanding	30,512	28,601	28,202	25,160	11,654
BALANCE SHEET DATA:					
Working capital (deficit)	$ 10,611	$ (9,072)	$(77,560)	$(36,711)	$(16,301)
Total assets	$116,244	$102,409	$101,177	$123,864	$ 69,371
Long-term obligations	$ 97,072	$ 70,817	$ 5,515	$ 50,224	$ 13,577
Stockholders' equity (deficit)	$(13,864)	$ (1,976)	$ (2,672)	$ 11,082	$ 16,879

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report under Item 1A. "Risk Factors" and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Overview

We provide our services to customers typically pursuant to agreements with a term of one to three years with monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals or terminations of agreements with existing customers.

A large portion of the costs to operate our data centers, such as rent, product development and general and administrative expenses, does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited incremental costs relating to telecommunications, utilities, hardware and software costs and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue.

In recent years, we have grown through acquisitions of new businesses and have restructured our historical operations. Specifically, in December 2002, we acquired ClearBlue Technologies Management, Inc. (a wholly-owned subsidiary of our majority stockholder at the time of the acquisition and therefore was accounted for as a common control merger) ("CBTM"), adding application management and development capabilities to our managed application services. In February 2003, we acquired Avasta, Inc. ("Avasta"), adding capabilities to our managed application services. In April 2003, we acquired Conxion Corporation ("Conxion"), providing key services to our managed application services and managed infrastructure services. In May 2003, we acquired assets of Interliant, Inc., forming the core of our managed messaging services. In August 2003 and April 2004, we acquired assets of CBT (which was our majority stockholder at that time and therefore was accounted for as a common control merger) related to co-location, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services. In June 2004, we acquired substantially all of the assets and liabilities of Surebridge, Inc. ("Surebridge"), adding significant capabilities to our managed application and professional services businesses. Prior to September 2002, substantially all of our services were managed application services. We have added managed infrastructure and managed messaging services and increased managed applications and professional services since that time. This transformation in our business will result in our recent results being more relevant to an understanding of our business than our historical results. We also expect to make additional acquisitions to take advantage of our available capacity, which will have significant effects on our future financial condition and results of operations.

Our acquisitions of CBTM and the assets and certain liabilities of CBT were accounted for in a manner similar to a pooling-of-interest due to common control ownership. The assets and the liabilities of CBT, CBTM and NaviSite were combined at their historical amounts beginning on September 11, 2002, the date on which CBT obtained a majority ownership of NaviSite. Our acquisitions of Avasta and Conxion, selected assets of Interliant, Inc. and our acquisition of substantially all of the assets and liabilities of Surebridge, Inc. were accounted for using the purchase method of accounting and as such, the results of operations and cash flows relating to these acquisitions were included in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows from their respective dates of acquisition of February 5, 2003, April 2, 2003, May 16, 2003 and June 10, 2004.

Results of Operations for the Three Years Ended July 31, 2007, 2006 and 2005

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue for the periods indicated.

	Year Ended July 31,		
	2007	2006	2005
Revenue, net	99.7%	99.8%	99.9%
Revenue, related parties	0.3%	0.2%	0.1%
Total revenue	100.0%	100.0%	100.0%
Cost of revenue	67.5%	68.8%	73.0%
Impairment, restructuring and other, net	0.0%	0.0%	0.4%
Total cost of revenue	67.5%	68.8%	73.4%
Gross profit	32.5%	31.2%	26.6%
Operating expenses:			
Selling and marketing	13.4%	13.5%	11.8%
General and administrative	17.5%	20.0%	21.5%
Impairment, restructuring and other, net	(0.2)%	1.3%	2.4%
Total operating expenses	30.7%	34.8%	35.7%
Income (loss) from operations	1.8%	(3.6)%	(9.1)%
Other income (expense):			
Interest income	0.3%	0.3%	0.1%
Interest expense	(9.9)%	(8.8)%	(6.9)%
Loss on debt extinguishment	(12.5)%	—	—
Other income (expense), net	0.7%	0.4%	2.5%
Loss before income tax expense	(19.6)%	(11.7)%	(13.4)%
Income tax expense	(0.9)%	(1.1)%	(1.2)%
Net loss	(20.5)%	(12.8)%	(14.6)%

Comparison of the Years 2007, 2006 and 2005

Revenue

We derive our revenue from managed IT services, including hosting, co-location and application services comprised of a variety of service offerings and professional services, to mid-market companies and organizations, including mid-sized companies, divisions of large multi-national companies and government agencies.

Total revenue for the fiscal year ended July 31, 2007 increased 15.7% to approximately $126.2 million from approximately $109.1 million for the fiscal year ended July 31, 2006. The increase in revenue is primarily related to overall growth of our business. Specifically, we experienced continued growth in our hosting business derived from increased revenue from managed application services, application management and co-location services along with increased revenue from professional services. Revenue from related parties increased 33% during the year ended July 31, 2007 to approximately $322,000 from approximately $243,000 during the year ended July 31, 2006.

Total revenue for fiscal year ended July 31, 2006 decreased 0.7% to approximately $109.1 million from approximately $109.9 million for the fiscal year ended July 31, 2005. The decline in revenue is primarily related to the sale of our MBS Practice in July 2005, which contributed approximately $4.3 million in revenue during fiscal year 2005, partially offset by net increased revenue from new customers and sales to existing customers. Revenue from related parties increased 84% during the year ended July 31, 2006 to approximately $243,000 from approximately $132,000 during the year ended July 31, 2005.

One unrelated customer accounted for 8%, 9% and 8% of our total revenue in fiscal years 2007, 2006 and 2005, respectively.

Gross Profit

Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

Gross profit of $41.0 million for the fiscal year ended July 31, 2007 increased approximately $7.0 million, or 21%, from a gross profit of approximately $34.0 million for the fiscal year ended July 31, 2006. Gross profit for the fiscal year ended July 31, 2007 represented 32.5% of total revenue, as compared to 31.2% of total revenue for the fiscal year ended July 31, 2006. Total cost of revenue increased approximately 13.5% to approximately $85.2 million during the fiscal year ended July 31, 2007 from approximately $75.1 million for the fiscal year ended July 31, 2006. As a percentage of total revenue, total cost of revenue decreased from 68.8% of revenue in fiscal year 2006 to 67.5% of revenue in fiscal year 2007. The increase in total cost of revenue of approximately $10.1 million resulted primarily from $6.6 million of increased costs necessary to support the growth in professional services revenue and increased equipment and operating costs totaling approximately $3.7 million necessary to support the growth experienced in our hosting business, increased stock compensation expense of $0.3 million, all offset by lower amortization costs related to intangible assets of $0.9 million. The improvement in gross profit as a percentage of total revenue from 31.2% for the fiscal year ended July 31, 2006 to $32.5% for the fiscal year ended July 31, 2007 resulted from our continued focus on cost containment and increased reliance on our operations in India.

Gross profit of $34.0 million for the fiscal year ended July 31, 2006 increased approximately $4.7 million, or 16%, from a gross profit of approximately $29.3 million for the fiscal year ended July 31, 2005. Gross profit for fiscal year ended July 31, 2006 represented 31.2% of total revenue, as compared to 26.6% of total revenue for the fiscal year ended July 31, 2005. Total cost of revenue decreased approximately 6.9% to approximately $75.1 million during fiscal year 2006 from approximately $80.6 million during fiscal year 2005. As a percentage of total revenue, total cost of revenue decreased from 73.4% of total revenue in fiscal year 2005 to 68.8% of total revenue in fiscal year 2006. The decrease in cost of revenue of approximately $5.5 million resulted primarily from decreased salary and related expenses of approximately $1.6 million as a result of lower U.S. based employees due to our increased reliance on the use of our India network center, a decrease in hardware and software maintenance costs of approximately $1.8 million as a result of continued efforts to control costs, costs related to the MBS practice sold in July 2005 of approximately $1.9 million, a reduction of depreciation and amortization expense of approximately $1.1 million partially offset by the effect of implementing SFAS 123R in fiscal year 2006 of approximately $1.0 million. Included in total cost of revenue for the fiscal year ended July 31, 2005 are impairment and restructuring charges totaling $0.4 million related to certain data center leases as a component of total cost of revenue. No such charge was recorded during the fiscal year ended July 31, 2006.

Operating Expenses

Selling and Marketing. Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade show costs and marketing and direct mail programs.

Selling and marketing expense increased 14.2% to approximately $16.9 million, or 13.4% of total revenue for the fiscal year ended July 31, 2007 from approximately $14.8 million, or 13.5% of total revenue for the fiscal year ended July 31, 2006. The increase of approximately $2.1 million resulted primarily from increased salary and related costs supporting the growth in total revenue during the fiscal year ended July 31, 2007 of $0.6 million, increased commission expenses and partner fees associated with higher bookings realized during the fiscal year ended July 31, 2007 of $1.0 million, $0.2 million of increased stock compensation expense and $0.3 million of increased spending on sales related marketing programs.

Selling and marketing expense increased 13.6% to approximately $14.8 million, or 13.6% of total revenue, in the fiscal year ended July 31, 2006 from approximately $13.0 million, or 11.8% of total revenue, for the fiscal year ended July 31, 2005. The increase of approximately $1.8 million resulted primarily from approximately $1.3 million of increased salary expense resulting from an increased headcount of selling personnel, $0.3 million due to the effect of implementing SFAS 123R, as well as increases of $0.4 million in travel costs and $0.1 million in marketing program costs, partially offset by a decrease of $0.3 million in partner referral fees.

General and Administrative. General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

General and administrative expense increased 0.9% to approximately $22.0 million, for the fiscal year ended July 31, 2007 from approximately $21.8 million, for the fiscal year ended July 31, 2006. General and administrative expense decreased to 17.5% of total revenue for the fiscal year ended July 31, 2007 from 20.0% of total revenue for the fiscal year ended July 31, 2006. The increase of approximately $0.2 million is due to an increase of approximately $1.0 million in facilities related costs, and $1.1 million in amortization of transaction costs, offset by a decrease of $1.2 million of stock compensation expense, $0.3 million in professional fees and $0.4 million related to decreased miscellaneous costs and administrative service charges.

General and administrative expense decreased 7.6% to approximately $21.8 million, or 20.0% of total revenue, for the fiscal year ended July 31, 2006 from approximately $23.6 million, or 21.5% of total revenue, for the fiscal year ended July 31, 2005. The decrease of approximately $1.8 million was primarily the result of a $2.2 million decrease in bad debt expense due to successful efforts to improve our accounts receivable collectibility, a $0.7 million decrease in litigation expense as we resolved certain outstanding matters, a $0.6 million decrease in salary related expense and a $0.8 million decrease in depreciation expense, as well as decreases in property, sales taxes and consulting and insurance expenses, partially offset by an approximate, $3.0 million increase from the effect of implementing SFAS 123R.

Operating Expenses — Impairment, Restructuring and Other, Net

The Company recorded a net impairment recovery of $0.2 million primarily due to an impairment recovery of approximately $0.3 million related to revised assumptions due to securing a sublease of an impaired facility during the fiscal year ended July 31, 2007, offset by an approximate $0.1 million impairment charge related to the abandonment of additional space in our Syracuse, New York, facility.

The Company recorded $1.4 million of net lease impairment charges during fiscal year 2006, resulting primarily from an adjustment to a lease modification for our impaired Chicago facility and revisions in assumptions associated with impaired facilities in Houston, Texas, Syracuse, New York, and San Jose, California partially offset by a $0.2 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in Lexington, Massachusetts.

The Company recorded approximately $2.7 million of net lease impairment charges in the fiscal year ended July 31, 2005. The costs incurred during the fiscal year ended July 31, 2005 related primarily to the abandonment of administrative space at our Lexington, Massachusetts facility and a $1.1 million impairment charge related to our investment in Interliant, Inc. debt securities.

Interest Income

Interest income increased 19.1% to approximately $337,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2007 from approximately $283,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2006. The increase of $54,000 is mainly due to an increase in the rate of interest on our security deposits, and a higher average cash balance during the year ended July 31, 2007 as compared to the fiscal year ended July 31, 2006.

Interest income increased 363.9% to approximately $283,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2006 from approximately $61,000, or 0.1% of total revenue, for the fiscal year ended July 31, 2005. The increase of $222,000 is mainly due to an increase in the rate of interest on our security deposits, interest earned on our escrow account and interest on a settlement awarded by the court in favor of the Company.

Interest Expense

Interest expense increased 30.2% to approximately $12.5 million, or 9.9% of total revenue, for the fiscal year ended July 31, 2007 from approximately $9.6 million, or 8.8% of total revenue, for the fiscal year ended July 31, 2006. The increase of $2.9 million is primarily related to an increased rate of interest on our outstanding long-term debt during the fiscal year ended July 31, 2007 and a higher average long-term debt balance during the fiscal year ended July 31, 2007 compared to the fiscal year ended July 31, 2006.

Interest expense increased 26.3% to approximately $9.6 million, or 8.8% of total revenue, during the fiscal year ended July 31, 2006 from approximately $7.6 million, or 6.9% of total revenue, during the fiscal year ended July 31, 2005. The increase of $2.0 million was primarily related to amounts drawn during the third quarter of fiscal year 2006 on the term loan with Silver Point Finance, the addition of capital leases and an increase in the rate of interest on our financing line with Silicon Valley Bank.

Loss on Debt Extinguishment

During the year ended July 31, 2007, the Company recorded a loss on debt extinguishment of approximately $15.7 million in connection with the refinancing of the Company's long-term debt in June 2007. The loss on debt extinguishment consisted of an approximate $3.0 million pre-payment penalty due Silver Point Finance in connection with the refinancing of outstanding debt, approximately $8.6 million of unamortized value ascribed to warrants issued in connection with the outstanding debt and the related embedded derivative and approximately $4.1 million of unamortized transaction fees and expenses.

Other Income (Expense), Net

Other income was approximately $0.9 million for the fiscal year ended July 31, 2007, as compared to other income of approximately $0.4 million for the fiscal year ended July 31, 2006. Other income consists of sub-lease rental income and other miscellaneous income.

Other income was approximately $0.4 million for the fiscal year ended July 31, 2006, as compared to other income of approximately $2.8 million for the fiscal year ended July 31, 2005. The other income recorded during the fiscal year ended July 31, 2006 is primarily attributable to $0.3 million of rent from the sublease of our facility in Las Vegas with a third party.

Income Tax Expense

The Company recorded $1.2 million of deferred income tax expense for the fiscal year ended July 31, 2007, equivalent to the amount recorded for the fiscal year ended July 31, 2006 and $1.3 million recorded for the fiscal year ended July 31, 2005. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense in each year results from tax goodwill amortization related to the Surebridge asset acquisition in June 2004 and the acquisition of certain Applied Theory assets by CBTM prior to the pooling of interest in December 2002. Accordingly, the acquired goodwill and intangible assets for both acquisitions are amortizable for income tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized for either acquisition but is tested for impairment annually. Tax amortization of goodwill results in a taxable temporary difference, which will not reverse until the goodwill is impaired or written off for book purposes. The resulting taxable temporary difference may not be offset by deductible temporary differences currently available, such as net operating loss carryforwards, which expire within a definite period.

Liquidity and Capital Resources

As of July 31, 2007, our principal sources of liquidity included cash and cash equivalents and a revolving credit facility of $10.0 million provided under our Credit Agreement with a lending syndicate . We had working capital of $10.6 million, including cash and cash equivalents of $11.7 million at July 31, 2007, as compared to a working capital deficit of $9.0 million, including cash and cash equivalents of $3.4 million, at July 31, 2006.

Cash and cash equivalents increased approximately $8.3 million for the fiscal year ended July 31, 2007. The primary uses of cash for the fiscal year ended July 31, 2007 included $7.9 million for purchases of property, plant and equipment, $80.7 million of payments on notes payable and capital lease obligations and an $8.0 million increase in restricted cash. Sources of cash included approximately $6.9 million in cash provided by operations, $95.5 million in proceeds from notes payable and approximately $4.0 million in proceeds from the exercise of employee stock options. Net cash provided by operating activities of approximately $6.9 million for the fiscal year ended July 31, 2007 resulted from the funding of our net loss of $25.9 million, $3.1 million in net changes in operating assets and liabilities offset by a loss on debt extinguishment of $15.7 million and non-cash charges of $20.4 million. At July 31, 2007, we had an accumulated deficit of $495.8 million.

Our revolving credit facility with our lending group allows for maximum borrowing of $10.0 million and expires in June 2012. Outstanding amounts will bear interest at either the LIBOR rate plus 3.5% or the Base Rate, as defined in the credit agreement, plus the Federal Funds Effective Rate plus 0.5%, at the Company's option. Upon the attainment of a Consolidated Leverage Ratio, as defined, of no greater than 3:1, the interest rate under the LIBOR option can decrease to LIBOR plus 3.0%. Interest becomes due and is payable quarterly in arrears.

Contractual Obligations and Commercial Commitments

We are obligated under various capital and operating leases for facilities and equipment. Future minimum annual rental commitments under capital and operating leases and other commitments, as of July 31, 2007, are as follows:

Description	Total	Less than 1 Year	2-3 Years	4-5 Years	After Year 5
			(In thousands)		
Short/Long-term debt	$ 96,163	7,063	1,800	1,800	85,500
Interest on debt (a)	46,798	8,680	15,847	15,525	6,746
Capital leases	3,229	2,083	1,064	82	—
Bandwidth commitments	2,432	1,712	720	—	—
Property leases (b)(c)	62,541	10,179	15,280	9,935	27,147
Total	211,163	29,717	34,711	27,342	119,393

(a) Interest on debt assumes Libor is fixed at 5.36%

(b) Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

(c) On February 9, 2005, the Company entered into an Assignment and Assumption Agreement with a Las Vegas-based company, whereby this company purchased from us the right to use 29,000 square feet in our Las Vegas data center, along with the infrastructure and equipment associated with this space. In exchange, we received an initial payment of $600,000 and were to receive $55,682 per month over two years. On May 31, 2006, we received full payment for the remaining unpaid balance. This agreement shifts the responsibility for management of the data center and its employees, along with the maintenance of the facility's infrastructure, to this Las Vegas-based company. Pursuant to this agreement, we have subleased back 2,000 square feet of space, allowing us to continue servicing our existing customer base in this market. Commitments related to property leases include an amount related to the 2,000 square feet sublease.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements other than operating leases, which are recorded in accordance with generally accepted accounting principles.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts and impairment of long-lived assets. Management reviews the estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition. Revenue consists of monthly fees for web site and internet application management, hosting, co-location and professional services. Reimbursable expenses charged to customers are included in revenue and cost of revenue. Application management, hosting and co-location services are billed and recognized as revenue over the term of the contract, generally one to three years, based on actual usage. Installation fees associated with application management, hosting and co-location services are billed at the time the installation service is provided and recognized as revenue over the term of the related contract. Payments received in advance of providing services are deferred until the period in which such services are provided. Revenue from professional services is recognized on either a time and materials basis as the services are performed or under the percentage of completion method for fixed price contracts. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined as the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represent revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. If we determine that collection of a fee is not reasonably assured, we will defer the fee and recognize the revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined subsequent to our initial evaluation and at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received. Due to the nature of our service arrangements, we provide written notice of termination of services, typically 10 days in advance of disconnecting a customer. Revenue for services rendered during this notification period is generally recognized on a cash basis as collectability is not considered probable at the time the services are provided.

Allowance for Doubtful Accounts. We perform periodic credit evaluations of our customers' financial conditions and generally do not require collateral or other security against trade receivables. We make estimates of the collectability of our accounts receivable and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve for 20% of the balance over 90 days old and 2% of all other customer balances. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate.

Impairment of Long-lived Assets. We review our long-lived assets, subject to amortization and depreciation, including customer lists and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Factors we consider important that could trigger an interim impairment review include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- significant negative industry or economic trends;
- significant declines in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses. Intangible assets consist of customer lists.

We review the valuation of our goodwill in the fourth quarter of each fiscal year. If an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred, we review the valuation of goodwill on an interim basis. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Liabilities". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company's fiscal year beginning August 1, 2008. Early adoption is permitted. The Company has not determined the impact, if any, that adopting this standard may have on its consolidated financial position or results of operations.

In September 2006, the SEC issued SAB 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company applied the interpretative guidance of SAB 108 for its fiscal year ended July 31, 2007. The adoption of SAB 108 did not have a material impact to our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS 157.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement". EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity's accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies." If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 must be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-3 in the third quarter of fiscal year 2007 and determined that the amount of these taxes are not significant to our consolidated revenues and have, therefore, not disclosed them.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact the provisions of FIN 48 will have on our consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140". SFAS No. 155 (1) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends FASB Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest in other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of fiscal years beginning after September 15, 2006. We are currently evaluating the effect, if any, that this pronouncement will have on our consolidated financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We do not enter into financial instruments for trading purposes. We have not used derivative financial instruments or derivative commodity instruments in our investment portfolio or entered into hedging transactions. However, under our lending arrangement we are required to maintain interest rate protection which shall effectively limit the unadjusted variable component of the interest costs of our facility with respect to not less than 50% of the principal amount at a rate that is acceptable to the lending group's agent. Our exposure to market risk associated with risk-sensitive instruments entered into for purposes other than trading purposes is not material to us. We currently have no significant foreign operations and therefore face no material foreign currency exchange rate risk. Our interest rate risk at July 31, 2007 was limited mainly to LIBOR on our outstanding loan under our senior secured credit facility. At July 31, 2007 we had no open derivative positions with respect to our borrowing arrangements. A hypothetical 100 basis point increase in the LIBOR rate would have resulted in an approximate $0.9 million increase in our interest expense under our senior secured credit facility for the fiscal year ended July 31, 2007.

Item 8. *Financial Statements and Supplementary Data*

Our Consolidated Financial Statements and Schedule and the Reports of the Independent Registered Public Accounting Firm appear beginning on page F-1 of this report and are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures. Based on management's evaluation (with the participation of NaviSite's principal executive officer and principal financial officer) as of the end of the period covered by this report, NaviSite's principal executive officer and principal financial officer have concluded that NaviSite's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by NaviSite in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that the information is accumulated and communicated to its management, including to its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's original evaluation of disclosure controls and procedures at July 31, 2006 resulted in a conclusion that its disclosure controls and procedures were effective. As a result of the restatement of the July 31, 2006 Consolidated Statement of Cash Flows, management has now concluded that its disclosure controls and procedures were not effective at July 31, 2006 due to a material weakness in the preparation of the Consolidated Statement of Cash Flows. As of the end of the period covered by this report, this material weakness has been remediated.

Changes in Internal Control Over Financial Reporting. There was no change in NaviSite's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, NaviSite's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Certain information required by Part III of this Form 10-K is omitted because we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

Incorporated by reference to the portions of the Definitive Proxy Statement entitled "Proposal No. 1 — Election of Directors," "Corporate Governance and Board Matters," "Additional Information — Management," "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance" and "Additional Information — Audit Committee Financial Expert."

Code of Ethics. NaviSite has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of NaviSite, including NaviSite's principal executive officer, and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). A copy of NaviSite's Code of Business Conduct and Ethics is filed with or incorporated by reference in this report.

Item 11. *Executive Compensation*

Incorporated by reference to the portions of the Proxy Statement entitled "Executive Compensation," and "Additional Information — Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference to the portion of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information as of July 31, 2007

The following table sets forth certain information regarding NaviSite's equity compensation plans as of July 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	6,655,920	$3.62	3,192,845
Equity compensation plans not approved by security holders	—		—
Total	6,655,920		3,192,845

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated by reference to the portions of the Proxy Statement entitled "Additional Information — Certain Relationships and Related Transactions," and "Corporate Governance and Board Matters — Independence of Members of the Board of Directors."

Item 14. *Principal Accounting Fees and Services*

Incorporated by reference to the portion of the Proxy Statement entitled "Additional Information — Independent Registered Public Accounting Firm Fees" and "Additional Information — Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

1. Financial Statements.

   The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report.

2. Financial Statement Schedule.

   Financial Statement Schedule II of NaviSite and the corresponding Report of Independent Registered Public Accounting Firm on Financial Statement Schedule are filed as part of this report. All other financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

3. Exhibits.

   The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVISITE, INC.

By: /s/ ARTHUR P. BECKER

Arthur P. Becker
Chief Executive Officer
November 9, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ANDREW RUHAN Andrew Ruhan	Chairman of the Board	November 9, 2007
/s/ ARTHUR P. BECKER Arthur P. Becker	President, Chief Executive Officer and Director (Principal Executive Officer)	November 9, 2007
/s/ JAMES W. PLUNTZE James W. Pluntze	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 9, 2007
/s/ JAMES H. DENNEDY James H. Dennedy	Director	November 9, 2007
/s/ LARRY W. SCHWARTZ Larry W. Schwartz	Director	November 9, 2007
/s/ THOMAS R. EVANS Thomas R. Evans	Director	November 9, 2007

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement, dated as of December 31, 2002, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated December 31, 2002 (File No. 000-27597).
2.2	Agreement and Plan of Merger and Reorganization, dated as of January 29, 2003, among Avasta Acquisition Corp., Avasta, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
2.3	Agreement and Plan of Merger, dated as of March 26, 2003, by and between the Registrant and Conxion Corporation and Union Acquisition, Corp., a wholly-owned subsidiary of the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 2, 2003 (File No. 000-27597).
2.4	Sale Order pursuant to 11 U.S.C. Sections 105, 363, and 1146(c) and Bankruptcy Rules 2002, 6004 and 6006 approving (i) Asset Purchase Agreement, (ii) Sale of Substantially All of Debtors' Assets Free and Clear of All Liens, Claims, Encumbrances and Interests, (iii) Waiver of Stay Provisions under Bankruptcy Rule Section 6004 and 6006 and (iv) Granting Related Relief entered by the Bankruptcy Court for the Southern District of New York (White Plains) on May 15, 2003; together with the Asset Purchase Agreement, dated as of May 15, 2003, by and among Interliant, Inc. and certain of its subsidiaries, and Intrepid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, annexed thereto, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated May 16, 2003 (File No. 000-27597).
2.5	Stock and Asset Acquisition Agreement, dated as of August 8, 2003, by and between the Registrant and ClearBlue Technologies, Inc., is incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 8, 2003 (File No. 000-27597).
2.6	Amendment to Stock and Asset Acquisition Agreement dated as of February 6, 2004 by and among the Registrant, ClearBlue Technologies, Inc., ClearBlue Technologies/New York, Inc., ClearBlue Technologies/ Santa Clara, Inc., ClearBlue Technologies/ Dallas, Inc. and ClearBlue Technologies/ San Francisco, Inc. is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated February 6, 2004 (File No. 000-27597).
2.7	Asset Purchase Agreement, dated as of May 6, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc., is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated May 6, 2004 (File No. 000-27597).
2.8	First Amendment to Asset Purchase Agreement, dated as of June 10, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc. is incorporated herein by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
2.9	Asset Purchase Agreement, dated as of July 29, 2005, by and among the Registrant, Lexington Acquisition Corp. and Navint Consulting, LLC. is incorporated herein by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed on August 3, 2005 (File No. 000-27597).
2.10	Asset Purchase Agreement, dated as of August 10, 2007, by and among NaviSite, Inc., Navi Acquisition Corp., Alabanza, LLC and Hosting Ventures, LLC is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 16, 2007 (File No. 000-27597).
2.11	Stock Purchase Agreement, dated August 10, 2007, by and among NaviSite, Inc., Jupiter Hosting, Inc. and the stockholders of Jupiter Hosting, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 16, 2007 (File No. 000-27597).
2.12	Agreement and Plan of Merger, dated as of September 12, 2007, by and among NaviSite, Inc., NSite Acquisition Corp., netASPx, Inc. and GTCR Fund VI, L.P. is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
3.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).

Exhibit No.	Description of Exhibit
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.4	Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
3.5	Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock, dated as of September 12, 2007 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
4.1	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1/ A (File No. 333-83501).
4.2	Specimen Certificate of Series A Convertible Preferred Stock of NaviSite, Inc. is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
10.1	Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.2	Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.3	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed January 22, 2004 (File No. 333-112087).
10.4	Amendment No. 3 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated September 21, 2004 (File No. 000-27597).
10.5	Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.6	First Amendment to Lease, dated as of August 9, 2006, by and between the Registrant and Carr NP Properties L.L.C. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 11, 2006 (File No. 000-27597).
10.7*	Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.8*	1999 Employee Stock Purchase Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.9	Letter Agreement, dated October 10, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.10*	2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K/ A for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.11	Assignment Agreement dated October 11, 2002 by and between the Registrant and Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Registrant on November 12, 2002 (File No. 005-56549).
10.12	Renunciation Letter dated October 11, 2002 from the Registrant to Interliant, Inc. is incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Registrant on November 12, 2002 (File No. 005-56549).

Exhibit No.	Description of Exhibit
10.13	Statement of Work, dated as of January 1, 2003, describing the services to be provided to ClearBlue Technologies, Inc. by the Registrant under the Outsourcing Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.14	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.15	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Borrower and the Registrant as Lender, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.16	First Amendment to Loan and Security Agreement, dated June 2, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.17*	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.18*	Separation Agreement dated as of April 3, 2006, by and between the Registrant and Arthur P. Becker is incorporated herein by reference to exhibit 99.1 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.19	Warrant Purchase Agreement, dated as of April 11, 2006, by and among the Registrant, SPCP Group, L.L.C. and SPCP Group III LLC is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.20	Warrant Purchase Agreement, dated as of February 13, 2007, by and among the Registrant, SPCP Group, LLC and SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.21	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group, L.L.C. is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.22	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group III LLC is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.23	Warrant to Purchase Common Stock, dated February 13, 2007, issued by the Registrant to SPCP Group, LLC is incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.24	Warrant to Purchase Common Stock, dated February 13, 2007, issued by the Registrant to SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.25	Amendment No. 1 to Warrant, dated as of February 13, 2007, by and between the Registrant and SPCP Group, LLC is incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007 (File No. 000-27597).
10.26	Credit Agreement, dated as of June 8, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.27	Security Agreement, dated as of June 8, 2007, by and among NaviSite, Inc., certain of its subsidiaries, and Canadian Imperial Bank of Commerce, acting through its New York agency, as collateral agent is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.28	Form of Term Note, to be made by NaviSite, Inc. is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.29	Form of Revolving Note to be made by NaviSite, Inc. is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.30	Amendment, Waiver and Consent Agreement No. 1, dated as of August 10, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated as of August 16, 2007 (File No. 000-27597).
10.31	Amended and Restated Credit Agreement, dated as of September 12, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of September 18, 2007 (File No. 000-27597).
10.32	Term Note, dated as of September 12, 2007, issued by NaviSite, Inc. to CIBC, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of September 18, 2007 (File No. 000-27597)
10.33	Registration Rights Agreement, dated May 27, 2003, by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.34	Registration Rights Agreement, dated as of January 30, 2004, by and between the Registrant and Silicon Valley Bank is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.35	Registration Rights Agreement, dated as of September 12, 2007, by and between NaviSite, Inc. and GTCR Fund VI, L.P. is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated September 18, 2007 (File No. 000-27597).
10.36	Warrant to Purchase Stock, dated January 30, 2004, issued by the Registrant to Silicon Valley Bank is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.37	Letter Agreement, dated December 11, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002 (File No. 000-27597).
10.38	Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, James W. Pluntze and Monique Cormier is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.39	Professional Services Agreement between the New York State Department of Labor and AppliedTheory Corporation dated November 2, 2000, is incorporated herein by reference to Exhibit 10.56 of AppliedTheory's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25759).
10.40	Amendment No. 1 to Professional Services Agreement, dated as of May 2, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.41	Amendment No. 2 to Professional Services Agreement, dated as of October 5, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).

Exhibit No.	Description of Exhibit
10.42	Amendment No. 3 to Professional Services Agreement, dated as of July 24, 2002, by and between the New York State Department of Labor and AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.43	Amendment No. 4 to Professional Services Agreement, dated as of November 12, 2002, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.44	Amendment No. 5 to Professional Services Agreement, dated as of March 25, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.45	Amendment No. 6 to Professional Services Agreement, dated as of September 24, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.46	Amendment No. 7 to Professional Services Agreement, dated as of January 5, 2004, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004 (File No. 000-27597).
10.47	Amendment No. 8 to Professional Services Agreement, dated as of July 1, 2005, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2005 (File No. 000-27597).
10.48	Professional Services Agreement, dated as of August 16, 2005, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. is incorporated herein by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed on August 18, 2005 (File No. 000-27597).
10.49	Negotiable Promissory Note dated December 1, 2003 issued by the Registrant to U.S. Managers Realty, Inc. is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.50	Negotiable Promissory Note dated December 23, 2003 issued by the Registrant to U.S. Managers Realty, Inc. is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.51	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.52	Lease and Services Agreement by and between NaviSite Europe Limited and Global Switch (London) Limited is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2/ A filed on March 8, 2004 (File No. 333-12087).
10.53	Registration Rights Agreement, dated June 10, 2004, by and between the Registrant and Surebridge, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10.54	First Amendment to the Registration Rights Agreement, dated June 2006, by and between the Registrant and Waythere, Inc. is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006 (File No. 000-27597).
10.55	Settlement Agreement and Mutual General Release, dated as of January 13, 2005, by and among the Registrant, Atlantic Investors, LLC, Arthur P. Becker, Andrew Ruhan, Gabriel Ruhan and Convergence Associates, Inc., as agent for substantially all of the former Avasta shareholders, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 10, 2005 (File No. 000-27597).
10.56*	NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.57*	Amendment No. 1 to the NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.58*	Amendment No. 2 to the Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed March 14, 2006 (File No. 000-27597).
10.59	Agreement and Acknowledgement, dated October 19, 2005, by and among the Registrant, Waythere, Inc., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to Exhibit 10.63 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
10.60*	Employment Offer Letter, dated August 12, 2005, between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 10.64 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
10.61*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.62*	Separation Agreement, dated as of July 31, 2007, by and between the Registrant and James W. Pluntze is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 2, 2007 (File No. 000-27597).
10.63*	Summary Regarding Director Compensation is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005 (File No. 000-27597).
10.64*	NaviSite, Inc. Amended and Restated Director Compensation Plan is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 16, 2007 (File No. 000-27597).
10.65*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and Arthur Becker is incorporated herein by reference to Exhibit 10.71 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2006 (File No. 000-27597).
10.66*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2006 (File No. 000-27597).
14	Code of Business Conduct and Ethics is incorporated herein by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
21	Subsidiaries of the Registrant.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

INDEX TO NAVISITE, INC. CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of NaviSite, Inc. and subsidiaries (the "Company") as of July 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. and subsidiaries as of July 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Company has restated the accompanying consolidated statement of cash flows for the year ended July 31, 2006.

/s/ KPMG LLP

Boston, Massachusetts
November 7, 2007

NAVISITE, INC.

CONSOLIDATED BALANCE SHEETS

	July 31,	
	2007	2006
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,701	$ 3,360
Accounts receivable, less allowance for doubtful accounts of $781 and $1,944 at July 31, 2007 and 2006, respectively	15,051	11,872
Due from related party	—	30
Unbilled accounts receivable	920	430
Prepaid expenses and other current assets	15,975	8,804
Total current assets	43,647	24,496
Property and equipment, net	15,841	14,914
Customer lists, net of accumulated amortization	7,755	11,687
Goodwill	43,159	43,159
Other assets	4,158	7,214
Restricted cash	1,684	939
Total assets	$ 116,244	$ 102,409
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Notes payable to the AppliedTheory Estate	$ 6,000	$ 6,000
Notes payable, current portion	1,063	2,115
Capital lease obligations, current portion	1,829	2,081
Accounts payable	3,913	5,338
Accrued expenses	12,933	11,459
Accrued interest	1,698	913
Accrued lease abandonment costs, current portion	863	1,360
Deferred revenue	3,720	2,632
Deferred other income and customer deposits	1,017	1,670
Total current liabilities	33,036	33,568
Capital lease obligations, less current portion	1,030	741
Accrued lease abandonment costs, less current portion	645	1,628
Deferred tax liabilities	3,685	2,512
Other long-term liabilities	2,612	3,258
Note payable to related party	—	3,000
Notes payable, less current portion	89,100	59,678
Total liabilities	130,108	104,385
Commitments and contingencies (Note 13)		
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value; Authorized 5,000 shares; Issued and outstanding: no shares at July 31, 2007 and 2006	—	—
Common stock, $0.01 par value; Authorized 395,000 shares; Issued and outstanding: 33,506 and 28,959 at July 31, 2007 and 2006, respectively	335	290
Accumulated other comprehensive income	381	203
Additional paid-in capital	481,199	467,400
Accumulated deficit	(495,779)	(469,869)
Total stockholders' equity (deficit)	(13,864)	(1,976)
Total liabilities and stockholders' equity (deficit)	$ 116,244	$ 102,409

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Revenue, net	$125,860	$108,844	$109,731
Revenue, related parties	322	243	132
Total revenue	126,182	109,087	109,863
Cost of revenue (includes stock-based compensation expense under SFAS 123R of $1,342, $1,024, $0 for fiscal years ended July 31, 2007, 2006 and 2005, respectively)	85,196	75,064	80,227
Impairment, restructuring and other, net	—	—	383
Total cost of revenue	85,196	75,064	80,610
Gross profit	40,986	34,023	29,253
Operating expenses:			
Selling and marketing (includes stock-based compensation expense under SFAS 123R of $570, $346, $0 for fiscal years ended July 31, 2007, 2006 and 2005, respectively)	16,924	14,756	12,993
General and administrative (includes stock-based compensation expense under SFAS 123R of $1,784, $2,988, $0 for fiscal years ended July 31, 2007, 2006 and 2005, respectively)	22,043	21,787	23,600
Impairment, restructuring and other, net	(231)	1,373	2,662
Total operating expenses	38,736	37,916	39,255
Income (loss) from operations	2,250	(3,893)	(10,002)
Other income (expense):			
Interest income	337	283	61
Interest expense	(12,476)	(9,585)	(7,590)
Loss on debt extinguishment	(15,712)	—	—
Other income, net	864	437	2,785
Loss before income tax expense	(24,737)	(12,758)	(14,746)
Income tax expense	(1,173)	(1,173)	(1,338)
Net loss	$(25,910)	$(13,931)	$(16,084)
Basic and diluted net loss per common share	$ (0.85)	$ (0.49)	$ (0.57)
Basic and diluted weighted average number of common shares outstanding	30,512	28,601	28,202

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Deferred Compensation	Accumulated Other Comprehensive Income	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount					
				(In thousands)			
Balance at July 31, 2004	27,924	$279	$(1,514)	$ 15	$452,156	$(439,854)	$ 11,082
Exercise of common stock options	35	1	—	—	88	—	89
Issuance of common stock related to Avasta arbitration settlement	522	5	—	—	1,325	—	1,330
Issuance of restricted stock	7	—	—	—	6	—	6
Forfeiture of restricted stock	(1)	—	—	—	—	—	—
Forfeiture of deferred stock-based compensation	—	—	122	—	(122)	—	—
Stock compensation and amortization of deferred stock-based compensation	—	—	759	—	5	—	764
Currency translation adjustment	—	—	—	141	—	—	141
Net loss	—	—	—	—	—	(16,084)	(16,084)
Balance at July 31, 2005	28,487	285	(633)	156	453,458	(455,938)	(2,672)
Exercise of common stock options	472	5	—	—	1,116	—	1,121
Issuance of stock warrants to Silver Point Finance	—	—	—	—	9,101	—	9,101
Stock compensation and amortization of deferred stock-based compensation	—	—	633	—	3,725	—	4,358
Currency translation adjustment	—	—	—	47	—	—	47
Net loss	—	—	—	—	—	(13,931)	(13,931)
Balance at July 31, 2006	28,959	290	0	203	467,400	(469,869)	(1,976)
Exercise of common stock options	1,442	14	—	—	4,034	—	4,048
Exercise of common stock purchase warrants	1,730	17		—	—	—	17
Conversion of note payable	1,375	14	—	—	3,850	—	3,864
Issuance of common stock purchase warrants	—	—	—	—	2,219	—	2,219
Stock compensation and amortization of deferred stock-based compensation	—	—	—	—	3,696	—	3,696
Currency translation adjustment	—	—	—	178	—	—	178
Net loss	—	—	—	—	—	(25,910)	(25,910)
Balance at July 31, 2007	33,506	$335	$ 0	$381	$481,199	$(495,779)	$(13,864)

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2007	2006	2005
		(Restated) (In thousands)	
Cash flows from operating activities:			
Net loss	$(25,910)	$(13,931)	$(16,084)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	13,684	12,791	14,684
Mark to market for interest rate cap	106	110	—
Deferred income tax expense	1,173	1,174	1,338
Impairment of long-lived assets	—	—	1,820
(Gain) loss on disposal of assets	(11)	(17)	(17)
Avasta settlement in common stock	—	—	490
Gain on settlements	—	(38)	(65)
Gain on sale of MBS practice	—	—	(2,499)
Impairment costs (recoveries) associated with abandoned leases	(231)	1,373	1,226
Amortization of warrants	1,907	657	107
Non-cash stock compensation	3,696	4,358	769
Provision for bad debts	36	51	2,288
Loss on debt extinguishment	15,712	—	—
Changes in operating assets and liabilities, net of impact of acquisitions			
Accounts receivable	(3,215)	(1,235)	3,364
Due from related parties	30	71	—
Unbilled accounts receivable	(490)	(67)	1,491
Prepaid expenses and other current assets	(608)	902	1,404
Other assets	1,365	945	369
Accounts payable	(1,710)	(1,949)	1,399
Deferred other income and customer deposits	(653)	956	42
Other long-term liabilities	(165)	1,795	(45)
Accrued expenses and deferred revenue	2,198	(6,526)	(5,477)
Net cash provided by operating activities	6,914	1,420	6,604
Cash flows from investing activities:			
Purchase of property and equipment	(7,934)	(5,772)	(4,790)
Proceeds from the sale of equipment	11	17	434
Proceeds from the sale of MBS practice	—	—	3,449
Release of (transfer to) restricted cash	(7,986)	(6,335)	607
Net cash used for investing activities	(15,909)	(12,090)	(300)
Cash flows from financing activities:			
Proceeds from exercise of stock options	4,048	1,121	89
Proceeds from exercise of warrants	17	—	—
Proceeds from notes payable	95,517	70,436	1,003
Repayment of notes payable	(78,074)	(2,340)	(1,614)
Repayment of modified accounts receivable line	—	(20,400)	—
Payment under note payable to Waythere, Inc. (formerly Surebridge)	—	(34,611)	(800)
Payments on capital lease obligations	(2,631)	(2,127)	(1,361)
Debt issuance costs	(1,541)	(4,865)	—
Net cash provided by (used for) financing activities	17,336	7,214	(2,683)
Net increase (decrease) in cash	8,341	(3,456)	3,621
Cash and cash equivalents, beginning of year	3,360	6,816	3,195
Cash and cash equivalents, end of year	$ 11,701	$ 3,360	$ 6,816
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 7,709	$ 11,540	$ 3,020
Supplemental disclosure of non-cash transactions			
Equipment purchased under capital leases	2,668	1,868	296
Conversion of long-term debt to common stock	$ 3,864	$ —	$ —

See accompanying notes to consolidated financial statements.

(1) Description of Business

NaviSite, Inc. ("NaviSite", "the Company", "we", "us" or "our") provides information technology ("IT") hosting, outsourcing and professional services for mid-market organizations. Leveraging our set of technologies and subject matter expertise, we deliver cost-effective, flexible solutions that provide responsive and predictable levels of service for our customers' businesses. Over 1,000 companies across a variety of industries rely on NaviSite to build, implement and manage their mission-critical systems and applications. NaviSite is a trusted advisor committed to ensuring the long-term success of our customers' business applications and technology strategies. At July 31, 2007, NaviSite had 14 state-of-the-art data centers and 8 major office locations across the U.S., U.K. and India. Substantially all revenue is generated from customers in the United States.

(2) Restatement

In connection with the preparation of our 2007 financial statements included in this Form 10-K, we discovered errors in the Consolidated Statement of Cash Flows for the year ended July 31, 2006 and the Condensed Consolidated Statement of Cash Flows for the nine months ended April 30, 2006 related to the presentation of debt issuance costs incurred in connection with our Silver Point Debt (see Note 11) and the presentation of release of (transfer to) restricted cash. The debt issuance costs, totaling approximately $4.9 million and $4.8 million for the fiscal year ended July 31, 2006 and for the nine months ended April 30, 2006, respectively, were incorrectly classified and included as a component of cash flows from operating activities in the Consolidated Statement of Cash Flows for the fiscal year ended July 31, 2006 and in the Condensed Consolidated Statement of Cash Flows for the nine months ended April 30, 2006. If reported correctly, these costs should have been presented separately as a component of cash flows from financing activities in the Consolidated Statement of Cash Flows. Release of (transfer to) restricted cash, totaling approximately $6.4 million, was originally reported as a financing activity. In addition, approximately $35,000 of releases of restricted cash were incorrectly reported as a component of the change in Other assets. If reported correctly, release of (transfer to) restricted cash should have been presented as a component of cash flows from investing activities in the Consolidated Statement of Cash Flows. The 2005 release of (transfer to) restricted cash has been corrected on the same basis as the 2006 presentation. The effect of the correction of the errors on the Consolidated Statement of Cash Flows for the year ended July 31, 2006, which are reported correctly in these consolidated financial statements, is as follows:

Statement of Cash Flows Caption	As Originally Reported	Adjustment	As Restated
		(in thousands)	
Cash flows from operating activities			
Prepaid expenses and other current assets	$(2,026)	$ 2,928	$ 902
Other assets	(957)	1,902	945
Net cash provided by (used for) operating activities	(3,410)	4,830	1,420
Cash flows from investing activities:			
Release of (transfer to) restricted cash	—	(6,335)	(6,335)
Net cash used for investing activities	(5,755)	(6,335)	(12,090)
Cash flows from financing activities:			
Release of (transfer to) restricted cash	(6,370)	6,370	—
Debt issuance costs	—	(4,865)	(4,865)
Net cash provided by financing activities	5,709	1,505	7,214
Net decrease in cash	(3,456)	—	(3,456)
Cash and cash equivalents, end of year	$ 3,360	$ —	$ 3,360

The effect of the errors on the Condensed Consolidated Statement of Cash Flows for the nine months ended April 30, 2006 is as follows:

Statement of Cash Flows Caption	As Originally Reported	Adjustment	As Restated
		(in thousands)	
Cash flows from operating activities:			
Prepaid expenses and other current assets	$(2,222)	$ 2,906	$ 684
Long term assets	(873)	1,845	972
Net cash provided by (used for) operating activities	(7,713)	4,751	(2,962)
Cash flows from investing activities:			
Release of (transfer to) restricted cash	—	(6,365)	(6,365)
Net cash used for investing activities	(4,327)	(6,365)	(10,692)
Cash flows from financing activities:			
Restricted cash	(6,400)	6,400	—
Debt issuance costs	—	(4,786)	(4,786)
Net cash provided by financing activities	5,956	1,614	7,570
Net decrease in cash	(6,084)	—	(6,084)
Cash and cash equivalents, end of period	$ 732	$ —	$ 732

The correction of these errors had no impact on the Consolidated Balance Sheet, the Consolidated Statement of Operations or the Consolidated Statement of Changes in Stockholders Equity (Deficit) at or for the fiscal year ended July 31, 2006 or on the Condensed Consolidated Balance Sheet or the Condensed Consolidated Statement of Operations at or for the nine months ended April 30, 2006.

After giving effect to the restatement, the Company determined that the restatement would have triggered a technical default of our covenants under the Silver Point Debt (see Note 11(b)) and the Atlantic Loan (see Note 11(c)) as of July 31, 2006. As the Silver Point Debt was paid in full and the Atlantic Loan was converted to common shares during the fiscal year ended July 31, 2007, a waiver was not considered necessary and the debt has not been reclassified from long-term to short-term on our Consolidated Balance Sheet at July 31, 2006.

In our July 31, 2006 Form 10-K, the Consolidated Balance Sheet line item caption "Deferred revenue and deferred other income" amounting to $2.6 million only included deferred revenue. The line item caption "Customer deposits" amounting to $1.7 million included customer deposits of $0.6 million and deferred other income of $1.1 million. In our July 31, 2007 and 2006 Consolidated Balance Sheets included herein, each of the line item captions "Deferred revenue" and "Deferred other income and customer deposits" has been correctly labeled, the 2007 and 2006 line items have been consistently presented as to the nature of the accounts that comprise the amounts shown, and the 2006 amounts have not changed. The 2006 and 2005 Consolidated Statements of Cash Flows have been reclassified to conform to the 2007 presentation for Deferred revenue and Deferred other income and customer deposits.

Under the Company's Credit Agreement (see Note 11(a)), it is required to deliver annual financial statements on Form 10-K within 95 days of its fiscal year end, or November 3, 2007 for the fiscal year ended July 31, 2007. On November 3, 2007, the Company had not yet filed its Form 10-K for the fiscal year ended July 31, 2007 and, as a result was in default under the terms of the Credit Agreement. On November 2, 2007, with the knowledge that the Company would not be able to deliver the required annual financial statements timely, the Company received a waiver of this default.

(3) Summary of Significant Accounting Policies

(a) Basis of Presentation and Background

NaviSite was formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of CMGI until September 2002, at which time ClearBlue Technologies, Inc., or CBT, became our majority stockholder.

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT, which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our managed application services.
- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our managed application services.
- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our managed application services and managed infrastructure services.
- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific services and capabilities and IBM Lotus Domino expertise, and formed the core of our managed messaging services.
- In August 2003, we acquired assets of CBT related to co-location, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois; Las Vegas, Nevada; Los Angeles, California; Milwaukee, Wisconsin; Oakbrook, Illinois; and Vienna, Virginia and assumed the revenue and expenses of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California, which four entities we later acquired.
- In June 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., a privately held provider of managed application services for mid-market companies. This acquisition broadened our managed application services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NaviSite, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Significant estimates made by management include recoverability of long-lived assets, the collectability of receivables, the deferred tax valuation allowance, certain accrued liabilities and other assumptions for sublease and lease abandonment reserves.

(d) Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. The Company had restricted cash of $15.4 million and $7.4 million as of July 31, 2007 and July 31, 2006, including $13.7 million and $6.5 million which is classified as short-term in the Consolidated Balance Sheet as of July 31, 2007 and July 31, 2006, respectively and is included in "Prepaid expenses and other current assets".

At July 31, 2007, restricted cash consists of cash held in escrow for payment to the AppliedTheory Estate (see Note 11), cash collateral requirements for standby letters of credit associated with several of the Company's facility and equipment leases and cash borrowed under our Credit Agreement specifically for data center expansion (see Note 11). The July 31, 2006 balance consisted of cash held in escrow for payment to the AppliedTheory Estate (see Note 11) and cash collateral requirements for standby letters of credit associated with several of the Company's facility and equipment leases.

(e) Revenue Recognition

Revenue consists of monthly fees for hosting and application management services, co-location and professional services. Reimbursable expenses charged to clients are included in revenue and cost of revenue. Application management, hosting and co-location services are billed and recognized as revenue over the term of the contract, generally one to three years. Installation and up-front fees associated with application management, hosting and co-location services are billed at the time the installation service is provided and recognized as revenue over the term of the related contract. Payments received in advance of providing services are deferred until the period such services are delivered.

Revenue from professional services is recognized as services are delivered for time and materials type contracts and using the percentage of completion method for fixed price contracts. For fixed price contracts, progress towards completion is measured by a comparison of the total hours incurred on the project to date to the total estimated hours required upon completion of the project. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service delivery costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represent revenue for services performed that have not yet been billed as of the balance sheet date. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.

(f) Concentration of Credit Risk

Our financial instruments include cash, accounts receivable, obligations under capital leases, debt agreements, derivative instruments, accounts payable, and accrued expenses. As of July 31, 2007, the carrying cost of these instruments approximated their fair value. Financial instruments that may subject us to concentrations of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to trade receivables is limited due to our broad and diverse customer base. One third-party customer accounted for 8%, 9% and 8% of our total revenue for the fiscal year ended July 31, 2007, 2006 and 2005, respectively. Accounts receivable included approximately $1.6 million, $0.9 million and $1.0 million due from this third-party customer at July 31, 2007, 2006 and 2005, respectively.

(g) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during the reporting period from transactions and other events and circumstances from non-owner sources. The Company reports its' accumulated other comprehensive income (loss), resulting primarily from foreign currency translation adjustments, in the Consolidated Statements of Changes in Stockholders' Equity (Deficit).

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Renewals and betterments which materially extend the life of an asset, are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected within "Other income (expense), net" in our Consolidated Statements of Operations.

(i) Long-lived Assets, Goodwill and Other Intangibles

The Company adheres to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*". SFAS 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

The Company reviews the valuation of goodwill in accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets*." SFAS No. 142, requires goodwill to be tested for impairment annually in lieu of being amortized. The Company completes its test in the fourth fiscal quarter of each year. In addition to annual testing, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations. The Company's valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance.

(j) Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "*Accounting for Income Taxes*". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income, if any, in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the rate change is enacted.

(k) Derivative Financial Instruments

Derivative instruments are recorded as either assets or liabilities, measured at fair value. Changes in fair value are recognized currently in earnings. The Company utilizes interest rate derivatives to minimize the risk related to rising interest rates on a portion of its floating rate debt and did not qualify to apply hedge accounting. The interest rate differentials to be received under such derivatives and the changes in the fair value of the instruments are recognized as adjustments to interest expense each reporting period. The principal objectives of the derivative instruments are to minimize the risks and reduce the expenses associated with financing activities. The Company does not use derivative financial instruments for trading purposes.

(l) Lease Expense

Lease expense for the Company's real estate leases, which generally have escalating lease payments over the term of the leases, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, "*Accounting for Leases*". The difference between the expense recorded in the consolidated statements of operations and the amount paid is recorded as deferred rent and is included in the consolidated balance sheets.

(m) Stock-Based Compensation Plans

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, "*Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,*" that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method and generally requires that such transactions be accounted for using a fair value based method and recognized as expense in the Consolidated Statement of Operations. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS 123R. SAB 107 provides the Staff's views regarding interpretations between SFAS 123R and certain SEC rules and regulations and provides guidance related to the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS 123R, and investors and users of financial statements in analyzing the information provided.

Following the guidance in SAB 107, on August 1, 2005, NaviSite adopted SFAS 123R using the modified prospective method, and accordingly, we have not restated the consolidated results of operations from prior interim periods and fiscal years. SFAS 123R requires us to measure compensation cost for all share-based awards at fair value on the date of grant and recognize compensation expense over the service period that the awards are expected to vest. The Company generally grants options under its equity plans that vest as to 25% of the original number of shares six months after the grant date and thereafter in equal monthly amounts over the three year period commencing six months after the grant date.

Prior to the adoption of SFAS 123R, we recognized compensation cost for share-based payments with exercise prices below the grant date market price. We recorded stock compensation expense of approximately $0.8 million during the fiscal year ended July 31, 2005 related to these options. The following table illustrates the effect on net loss and net loss per common share if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation.

	Fiscal 2005
	(In thousands, except per share data)
Net Loss, as reported	$(16,084)
Add: Stock-based employee compensation expense included in reported net loss	$ 769
Deduct: Total stock-based compensation expense determined under fair value based method	$ (5,651)
Net Loss, as adjusted	$(20,966)
Net Loss per common share:	
Basic and diluted, as reported	$ (0.57)
Basic and diluted, as adjusted	$ (0.74)

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions:

	Fiscal 2005
Risk-free interest rate	3.19%
Expected volatility	124.95%
Expected life (years)	2.12
Weighted average fair value of options granted during the period	$ 1.78

Upon adoption of SFAS 123R, we began recognizing compensation expense associated with awards granted after August 1, 2005 and the unvested portion of previously granted awards that were outstanding as of August 1, 2005, in our Consolidated Statement of Operations. In February 2006, the Company granted options to certain senior managers as part of the fiscal year 2006 management bonus program. The options were granted with an option to accelerate all vesting if certain performance criteria were achieved. All options were fully accelerated during the fiscal year ended July 31, 2006 and the Company recorded stock-based compensation expense related to this acceleration of approximately $30,000 and $0.2 million in cost of revenue and general and administrative expenses, respectively.

During the year ended July 31, 2007, we recorded stock-based compensation expense of approximately $1.3 million in cost of revenue, approximately $0.6 million in sales and marketing and approximately $1.8 million in general and administrative expenses. The Company also recorded $0.08 million of stock-based compensation expense during the fiscal year ended July 31, 2007 related to a modification of stock options held by the Company's former Chief Financial Officer, who resigned in January 2007. Pursuant to a lock-up agreement, the Company amended his option agreements to extend the time that his vested options as of his last date of employment could be exercised from 90 days from date of termination to 227 days from his date of termination. Modifications to option agreements under SFAS 123R require re-measurement of the fair value of the option based on a comparison of the fair value immediately before and after the modification, and a corresponding charge to earnings.

Consistent with our valuation method for the disclosure-only provisions of SFAS 123, we use the Black-Scholes option pricing model to value the compensation expense related to our stock-based awards under SFAS 123R. In addition, we estimate forfeitures when recognizing compensation expense.

During the year ended July 31, 2007, we estimated that 5% of options granted will be forfeited before the end of the first vesting tranche. Forfeitures after the first vesting tranche are not considered material. Through January 31, 2006, we estimated that 15% of options granted would be forfeited before the end of the first vesting tranche. This change in accounting estimate was reflected by recognizing a cumulative adjustment in compensation expense during the year ended July 31, 2006.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions. The expected volatility is based upon the historical volatility of the Company's stock price over the expected term of the option. The estimate of the expected life of an option is based upon its contractual term and past employee exercise behavior.

	Fiscal 2007	Fiscal 2006
Risk-free interest rate	4.62%	4.55%
Expected volatility	99.03%	107.04%
Expected life (years)	3.00	2.51
Weighted average fair value of options granted	$ 3.19	$ 1.27

The following table reflects stock option activity under the Company's equity incentive plans for the fiscal year ended July 31, 2007.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In thousands)
Options outstanding, beginning of year	6,590,793	$2.82	—	—
Granted	2,335,210	$5.19	—	—
Exercised	(1,441,551)	$2.81	—	$ 5,358
Forfeited or Expired	(828,532)	$3.08	—	—
Options Outstanding, July 31, 2007	6,655,920	$3.62	8.01	$32,218
Options Exercisable, July 31, 2007	3,919,071	$3.13	7.29	$21,033

The following table reflects stock option activity under the Company's stock-based equity incentive plans for the fiscal year ended July 31, 2006.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In thousands)
Options outstanding, beginning of year	6,086,655	$3.26	—	—
Granted	2,185,825	$1.93	—	—
Exercised	(471,342)	$2.38	—	$ 859
Forfeited or Expired	(1,210,345)	$3.62	—	—
Options Outstanding, July 31, 2006	6,590,793	$2.82	8.36	$9,608
Options Exercisable, July 31, 2006	3,464,160	$3.33	7.81	$4,002

The total remaining unrecognized compensation cost related to nonvested awards was $6.5 million at July 31, 2007. The weighted average period over which the cost is expected to be recognized is 2.76 years.

(n) Historical and Unaudited Pro Forma Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the year, using the "if-converted" method for convertible preferred stock and notes and the treasury stock method for warrants and options, unless such amounts are anti-dilutive.

For fiscal years ended July 31, 2007, 2006 and 2005, net loss per basic and diluted common share is based on weighted average common shares and excludes any common stock equivalents, as they are anti-dilutive due to the reported losses. There were 3,412,249, 2,050,240, and 406,346 dilutive shares related to warrants, employee stock options and unissued shares related to the Avasta settlement that were excluded from the calculation of weighted average common shares as they are anti-dilutive for fiscal years 2007, 2006 and 2005, respectively.

(o) Segment Reporting

We currently operate in one reportable segment, managed IT services. The Company's chief operating decision maker reviews financial information at a consolidated level.

(p) Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "*The Fair Value Option for Financial Assets and Liabilities*". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company's fiscal year beginning August 1, 2008. Early adoption is permitted. The Company has not determined the impact, if any, that adopting this standard may have on its consolidated financial position or results of operations.

In September 2006, the SEC issued SAB 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company applied the interpretative guidance of SAB 108 for its fiscal year ended July 31, 2007. The adoption of SAB 108 did not have a material impact to our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS 157.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-3, "*How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement*". EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity's accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies." If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 must be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-3 in the third quarter of fiscal year 2007 and determined that the amount of these taxes are not significant to our consolidated revenues and have, therefore, not disclosed them.

In June 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact the provisions of FIN 48 will have on our consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140*". SFAS No. 155 (1) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends FASB Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest in other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of fiscal years beginning after September 15, 2006. We are currently evaluating the effect, if any, that this pronouncement will have on our consolidated financial position or results of operations.

(q) Foreign Currency

The functional currencies of our international subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenue, cost of revenue and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders' equity (deficit) ("Accumulated other comprehensive income").

(r) Reclassifications

Certain fiscal year 2005 and 2006 amounts have been reclassified to conform to the fiscal year 2007 financial statement presentation.

(4) Impairment of Long-Lived Assets

During the fiscal year ended July 31, 2007, the Company recorded a recovery of a previously impaired lease totaling $0.3 million. This recovery reflected a change in sub-lease assumptions related to a lease impairment recorded in a prior reporting period. In the Company's fourth quarter of fiscal year 2007, we recorded an impairment charge related to our Syracuse, NY facility reflecting abandoned space in that facility. The charge totaled $0.06 million. The net impairment recovery of $0.2 million is reported in our consolidated statement of operations for the fiscal year ending July 31, 2007 as a component of operating expenses (see Note 13).

During the fiscal year ended July 31, 2006, the Company recorded approximately $1.4 million of net lease impairment charges. The charges resulted primarily from an adjustment to a lease modification for our impaired Chicago, IL facility and revisions in assumptions associated with impaired facilities in Houston, TX, Syracuse, NY and San Jose, CA.

During the fiscal year ended July 31, 2005, the Company recorded approximately $0.8 million of impairment charges related to property and equipment, consisting primarily of unamortized leasehold improvements, at our facilities in Lexington, MA; Santa Clara, CA and Vienna, VA, which were abandoned. In addition, during the fiscal year ended July 31, 2005, the Company recorded an impairment charge of $1.1 million related to its investment in debt securities as discussed in Note 9. The impairment charges are included in "Impairment, restructuring and other, net" in the accompanying Consolidated Statements of Operations.

Impairment charges are recorded in the Consolidated Statements of Operations based upon the nature of the asset being impaired and the nature of the asset's use. The impairments recorded as a separate component of cost of revenue related to assets that were either being utilized or had at some time been utilized to generate revenue. The determination was based upon how the assets had historically been expensed, either as lease expense or depreciation/amortization.

(5) Property and Equipment

Property and equipment consisted of the following:

	July 31, 2007	July 31, 2006
	(In thousands)	
Office furniture and equipment	$ 3,416	$ 3,303
Computer equipment	53,393	45,075
Software licenses	12,868	11,216
Leasehold improvements	10,824	9,958
	80,501	69,552
Less: Accumulated depreciation and amortization	(64,660)	(54,638)
Property and equipment, net	$ 15,841	$ 14,914

The estimated useful lives of our property and equipment are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, 3 years or life of the license; and leasehold improvements, lesser of the lease term or the asset's estimated useful life.

Property and equipment held under capital leases, which is classified primarily as computer equipment above, was as follows:

	July 31, 2007	July 31, 2006
	(In thousands)	
Cost	$11,173	$ 8,505
Accumulated depreciation and amortization	(8,458)	(7,082)
	$ 2,715	$ 1,423

(6) Intangible Assets

Intangible assets consist of customer lists resulting from acquisitions. The gross carrying amount and accumulated amortization of intangible assets consisted of the following :

	July 31, 2007	July 31, 2006
	(In thousands)	
Gross carrying amount	$ 29,791	$ 29,791
Less: Accumulated amortization	(22,036)	(18,104)
Customer lists, net	$ 7,755	$ 11,687

During the fiscal year ended July 31, 2005, the Company wrote off approximately $1.2 million of gross carrying value and $0.3 million of related accumulated amortization, in connection with the MBS transaction.

Intangible asset amortization expense for the years ended July 31, 2007, 2006 and 2005 aggregated $3.9 million, $4.9 million and $5.6 million, respectively. Customer lists are amortized over estimated useful lives ranging from five to eight years.

Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,	(In thousands)
2008	$3,044
2009	$1,868
2010	$1,005
2011	$ 988
2012	$ 850

(7) Goodwill

The following table details the carrying amount of goodwill for the fiscal years ended July 31:

	2007	2006	2005
		(In thousands)	
Goodwill as of August 1	$43,159	$43,159	$45,920
Goodwill acquired	—	—	—
Adjustments to purchase price allocation	—	—	(2,761)
Goodwill as of July 31	$43,159	$43,159	$43,159

During the fiscal year ended July 31, 2005, the changes in estimates used for fair value adjustments to assets acquired and liabilities assumed resulted primarily from $3.1 million in working capital adjustments associated with the June 2004 Surebridge asset purchase agreement (see Note 8), offset by $0.3 million of changes in estimates of the fair value of certain Surebridge assets and liabilities recorded during the initial purchase price allocation.

(8) Acquisition

On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., or Surebridge, a privately held provider of managed application services for mid-market companies (now known as Waythere, Inc.), in exchange for i) promissory notes in the aggregate principal amount of approximately $39.3 million, which were paid off in fiscal year 2006; ii) three million shares of our common stock; and iii) the assumption of certain liabilities of Surebridge at closing. The primary reasons for the acquisition included the addition of service offerings, specific contractual relationships with PeopleSoft and Microsoft, and an established contracted revenue base, as well as potential operating synergies. As the primary reasons for the acquisition were unrelated to the tangible net assets of Surebridge, the purchase price was significantly in excess of the fair value of the net assets acquired. The acquisition was accounted for under the purchase method of accounting. The final purchase accounting for this transaction was completed during the fiscal year ended July 31, 2005 and resulted in a reduction of approximately $3.1 million in the outstanding principal balance of the outstanding notes payable and a corresponding reduction in goodwill (see Note 7).

(9) Investment in Debt Securities

In a privately negotiated transaction in October 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for total consideration of approximately $2.0 million. Interliant was a provider of managed services, which filed a petition under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Southern District of New York (White Plains) on August 5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

On May 16, 2003, the Bankruptcy Court confirmed us as the successful bidder for the purchase of Interliant's assets. We used $0.6 million of the first projected distributions to be made on our Interliant Notes as partial payment for the assets acquired and we reduced the carrying value of the Interliant Notes by this amount. On September 30, 2004, the Third Amended Plan of Liquidation of Interliant and its affiliated debtors became effective. As a result of unfavorable facts and circumstances occurring during the fiscal year ended July 31, 2005, as learned from bankruptcy counsel, which negatively impacted the recoverability of our investment, the Company recorded an impairment charge in the amount of $1.1 million, reducing the carrying value of the Interliant Notes to approximately $0.2 million. This amount was fully collected during the fiscal year ended July 31, 2007.

(10) Accrued Expenses

Accrued expenses consist of the following:

	July 31, 2007	July 31, 2006
	(In thousands)	
Accrued payroll, benefits and commissions	$ 6,311	$ 4,331
Accrued legal	220	412
Accrued accounts payable	3,633	2,905
Accrued contract termination fees	—	634
Accrued sales/use, property and miscellaneous taxes	889	1,070
Accrued other	1,880	2,107
	$12,933	$11,459

(11) Debt

Debt consists of the following:

	July 31, 2007	July 31, 2006
	(In thousands)	
The Term Loan, net	$90,000	$61,345
Notes payable to the AppliedTheory Estate	6,000	6,000
Notes payable to the Atlantic Investors	—	3,000
Notes payable to landlord	—	319
Other notes payable	163	129
Total	96,163	70,793
Less current portion	7,063	8,115
Long-term debt	$89,100	$62,678

(a) Senior Secured Credit Facility

In June 2007, the Company entered into a Senior Secured Credit Agreement (the "Credit Agreement") with a syndicated lending group. The Credit Agreement consisted of a six year single draw term loan (the "Term Loan") totaling $90.0 million and a five year $10.0 million revolving credit facility (the "Revolver"). Proceeds from the Term Loan were used to pay our obligations under the Silver Point Debt (see below), to pay fees and expenses totaling approximately $1.5 million related to the closing of the Credit Agreement, to provide financing for data center expansion (restricted cash totaling approximately $8.7 million) and for general corporate purposes. Borrowings under the Credit Agreement were guaranteed by the Company and all of its subsidiaries.

Under the Term Loan, the Company is required to make principal amortization payments during the six year term of the loan in amounts totaling $0.9 million per annum, paid quarterly on the first day of the Company's fiscal quarters. In April 2013, the balance of the Term Loan becomes due and payable. The outstanding principal under the Credit Agreement is subject to prepayment in the case of an Event of Default, as defined in the Credit Agreement. In addition amounts outstanding under the Credit Agreement are subject to mandatory pre-payment in certain cases including, among others, a change in control of the Company, the incurrence of new debt and the issuance of equity of the Company. In the case of a mandatory pre-payment resulting from a debt issuance, 100% of the proceeds must be used to prepay amounts owed under the Credit Agreement. In the case of an equity offering, the Company is entitled to retain the first $20.0 million raised and must prepay amounts owed under the Credit Agreement with 50% of the proceeds from an equity offering that exceed $20.0 million.

Amounts outstanding under the Credit Agreement bear interest at either the LIBOR rate plus 3.5% or the Base Rate, as defined in the Credit Agreement, plus the Federal Funds Effective Rate plus 0.5%, at the Company's option. Upon the attainment of a Consolidated Leverage Ratio, as defined, of no greater than 3:1, the interest rate under the LIBOR option can decrease to LIBOR plus 3.0%. Interest becomes due and is payable quarterly in arrears. The Credit Agreement requires us to maintain interest rate arrangements to minimize exposure to interest rate fluctuations on an aggregate notional principal amount of 50% of amounts borrowed under the Term Loan (see Note 12).

The Credit Agreement requires us to maintain certain financial and non-financial covenants. Financial covenants include a minimum fixed charge coverage ratio, a maximum total leverage ratio and an annual capital expenditure limitation. At July 31, 2007 we had exceeded the maximum allowable annual capital expenditures under the terms of the Credit Agreement for the fiscal year ended July 31, 2007. In September 2007, in connection with the Amended Credit Agreement (see Note 18) we received an increase in the maximum allowable annual capital expenditures for the fiscal year ended July 31, 2007, which waived the violation as of July 31, 2007. Non-financial covenants include restrictions on our ability to pay dividends, make investments, sell assets, enter into merger or acquisition transactions, incur indebtedness or liens, enter into leasing transactions, alter our capital structure or issue equity, among others. In addition, under the Credit Agreement, we are allowed to borrow, through one or more of our foreign subsidiaries, up to $10.0 million to finance data center expansion in the United Kingdom.

Proceeds from the Term Loan were used to extinguish all of the Company's outstanding debt with Silver Point. At the closing of the Credit Agreement, the Company had $75.5 million outstanding with Silver Point, which was paid in full. In addition, the Company incurred a $3.0 million pre-payment penalty which was paid with the proceeds of the Term Loan. This pre-payment penalty, together with the outstanding balance of the embedded derivative associated with the Silver Point Debt (see Note 12) and the unamortized value associated with warrants issued to Silver Point, totaling $8.6 million at the closing date, and $ 4.1 million of unamortized debt issuance costs resulted in a loss on debt extinguishment of $15.7 million, which is included in our Consolidated Statement of Operations for the fiscal year ending July 31, 2007. At the closing of the Credit Agreement, the Company's revolving commitment with Atlantic (see below) was also terminated.

At July 31, 2007, $90.0 million was outstanding under the Term Loan. No balances were outstanding under the Revolver.

Subsequent to July 31, 2007, the Credit Agreement was amended (see Note 18).

Under the Company's Credit Agreement it is required to deliver annual financial statements on Form 10-K within 95 days of its fiscal year end, or November 3, 2007 for the fiscal year ended July 31, 2007. On November 3, 2007, the Company had not yet filed its Form 10-K for the fiscal year ended July 31, 2007 and, as a result was in default under the terms of the Credit Agreement. On November 2, 2007, with the knowledge that the Company would not be able to deliver the required annual financial statements timely, the Company received a waiver of this default.

(b) Term Loans and Revolving Credit Facilities

In April 2006, we entered into a senior secured term loan and senior secured revolving credit facility, (the "Silver Point Debt") with Silver Point Finance LLC, ("Silver Point"). The term loan consisted of a five year single-draw term loan in the aggregate amount of $70 million. Proceeds under the term loan were used to repay certain maturing debt, to pay fees and expenses totaling approximately $4.9 million related to the closing of the credit facility and increase borrowing available for general corporate purposes. Borrowings under the term loan were guaranteed by the Company and all of its subsidiaries. During the first twelve months of the loan, we were required to make quarterly interest only payments to Silver Point. Commencing one year after the closing date of the loan, we were scheduled to begin making quarterly principal payments. The original maturity date of the Silver Point term Loan was April 11, 2011. Silver Point was entitled to prepayment of the outstanding balance under the term loan, if any, upon the occurrence of various events, including among others, if the Company sells assets and does not reinvest the proceeds in assets or receives cash proceeds from the incurrence of any indebtedness, has excess cash, or closes an equity financing transaction, provided that the first $10 million plus 50% of the remaining net proceeds from an equity financing was not subject to the mandatory prepayment requirement. Generally, prepayments were subject to a prepayment premium ranging from 8%-1% depending upon the timing of the prepayment (see Note 12). The unpaid amount of the term loan and accrued interest thereon as well as all other obligations related to the Silver Point Debt would become due and payable immediately upon the occurrence and continuation of any event of default. Under the term loan agreement, we complied with various financial and non-financial covenants. The financial covenants included among others, a minimum fixed charge coverage ratio, a maximum consolidated leverage ratio, a minimum consolidated EBITDA and maximum annual capital expenditure limitation. The primary non-financial covenants restricted our ability to pay dividends, make investments, engage in transactions with affiliates, sell assets, conduct mergers or acquisitions, incur indebtedness or liens, alter our capital structure and sell stock.

Amounts outstanding under the Silver Point term loan bore interest at either a) 7% per annum plus, the greater of i) Prime Rate, and ii) the Federal Funds Effective Rate plus 3%, or b) 8% plus LIBOR. To the extent interest payable on the Term Loan a) exceeded the LIBOR rate plus 5% in year one or b) exceeded the LIBOR Rate plus 7% for the years thereafter, such amounts exceeding the threshold would have been capitalized and added to the outstanding principal amount of the Term Loan and bore interest. Outstanding amounts under the Silver Point revolving credit facility bore interest at either: a) 7% per annum plus, the greater of i) Prime Rate, and ii) the Federal Funds Effective Rate plus 3%, or b) 8% plus LIBOR. Interest was payable in arrears on the last day of the month for non-LIBOR rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR rate loans. In connection with the Silver Point borrowings, we were required to maintain interest rate arrangements to minimize exposure to interest rate fluctuations on an aggregate notional principal amount of a portion of the Loan (see Note 12).

In connection with the Silver Point borrowing, the Company issued two warrants to purchase an aggregate amount of 3,514,933 shares of common stock of the Company at an exercise price of $0.01 per share. These warrants were not exercisable until after 90 days following the closing date of the Silver Point borrowings and will expire on April 11, 2016. The warrants were valued using the Black-Scholes option-pricing model and were recorded in our Consolidated Balance Sheet as a discount to the loan amount of $9.1 million at inception and were being amortized into interest expense over the five-year term of the Credit Facility.

In February 2007, the Company entered into Amendment No. 4 and Waiver to Credit and Guaranty Agreement (the "Amendment") with Silver Point. Under the Amendment, Silver Point provided to the Company an additional term loan in the original principal amount of $3,762,753, (the "Supplemental Term Loan"). The terms of the Supplemental Term Loan were identical to the original terms of the Silver Point debt. Amounts borrowed under the Supplemental Term Loan were used for working capital and other general corporate purposes.

In February, 2007, in connection with the Amendment, the Company issued warrants to Silver Point to purchase an aggregate of 415,203 shares of common stock at an exercise price of $0.01 per share. The warrants were fair valued using the Black-Scholes option-pricing model and were recorded in our Consolidated Balance Sheet at inception as a discount to the loan amount of $2.2 million and were being amortized into interest expense over the five-year term of the credit facility.

The Silver Point Debt was paid in full in June 2007, as discussed in Note 11(a) above.

(c) Note Payable to Atlantic Investors, LLC

In January 2003, we entered into a $10.0 million Loan and Security Agreement ("Atlantic Loan") with Atlantic Investors, LLC ("Atlantic"), a related party. The Atlantic Loan bore interest rate at 8% per annum. In April 2006, the Company entered into an Amended and Restated Loan Agreement with Atlantic, in connection with and as a condition precedent to the Credit Facility with Silver Point, which amended and restated the existing loan agreement between the Company and Atlantic. Under the Atlantic amendment and related transaction documents, Atlantic agreed to i) reduce the availability of the Atlantic Loan to the amount outstanding as of April 2006 of $3.0 million and approximately $0.7 million of accrued interest; ii) agreed that this indebtedness shall become an unsecured obligation of the Company; iii) agreed to subordinate this indebtedness to amounts owed by the Company to Silver Point; and iv) agreed to extend the maturity date of the loan to the earlier of the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Debt have been paid in full.

The principal and accrued interest of the Atlantic Loan from time to time became convertible into shares of the Company's common stock at $2.81 per share (the market price of our stock on April 11, 2006), 90 days following April 11, 2006.

In January 2007, Atlantic converted all of the remaining principal and accrued interest of $3,863,610 into 1,374,950 shares of the Company's common stock.

(d) Revolving Credit Facility with Atlantic Investors, LLC

On April 11, 2006, we entered into an unsecured subordinated Revolving Credit Agreement with Atlantic Investors LLC, in connection with and as a condition precedent to the Silver Point Debt, whereby the Company established a subordinated revolving credit facility with Atlantic (the "Atlantic Facility") in the amount not to exceed $5 million. Credit advances under the Atlantic Facility bore interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, or (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus LIBOR. Interest was, at the Company's option, to be paid in cash or promissory notes. All outstanding amounts under the Atlantic Facility shall be paid in full by the Company no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Debt have been paid in full.

The Atlantic Facility was terminated in connection with the Company's debt refinancing in June 2007 (see Note 11(a) above).

(e) Notes Payable to the AppliedTheory Estate

As part of CBTM's acquisition of certain AppliedTheory assets, CBTM made and issued two unsecured promissory notes totaling $6.0 million ("Estate Liability") due to the AppliedTheory Estate in June 2006. The Estate Liability bears interest at 8% per annum, which is due and payable annually. At July 31, 2007, we had approximately $0.5 million in accrued interest related to these notes. In July 2006, the Company reached agreement with the secured creditors of AppliedTheory to settle certain claims against the estate of AppliedTheory and repay the outstanding notes including accrued interest for approximately $5.0 million. The Company maintains approximately $5.0 million in an escrow account in accordance with the settlement agreement. The settlement agreement is currently awaiting approval by the bankruptcy court.

(f) Notes Payable to Landlord

As part of an amendment to our 400 Minuteman Road lease, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility were transferred into a note payable ("Landlord Note"). The $2.2 million represents leasehold improvements made by the landlord, on our behalf, to the 400 Minuteman location in order to facilitate the leasing of a portion of the facility ("First Lease Amendment"), as well as common area maintenance and property taxes associated with the space. The Landlord Note bore interest at an annual rate of 11% and required 36 equal monthly payments of principal and interest. The final payment was due and paid in November 2006.

In addition, during fiscal year 2004, we paid $120,000 and we entered into a separate $150,000 note ("Second Landlord Note") with the landlord for additional leasehold improvements to facilitate a subleasing transaction involving a specific section of the 400 Minuteman Road location. The Second Landlord Note bore interest at an annual rate of 11% and required 36 equal monthly payments of principal and interest. The final payment was due and paid on March 1, 2007.

(12) Derivative Instruments

In May 2006, the Company purchased an interest rate cap on a notional amount of 70% of the Company's outstanding long-term debt at that time. The Company paid approximately $320,000 to lock in a maximum LIBOR interest rate of 6.5% that could be charged on the notional amount during the term of the agreement. As of July 31, 2007, the fair value of the interest rate cap was approximately $0.1 million which is included in Other assets in the Company's Consolidated Balance Sheet. The change in fair value during fiscal year 2007 of approximately $0.1 million was charged to Other income/(expense), net during the fiscal year ended July 31, 2007.

The pre-payment penalty related to our Silver Point Debt was determined to be an embedded derivative at the time that financing was completed and as such, was separately valued from the underlying term loan. The Company calculated the fair value of the embedded derivative to be approximately $0.9 million, which was recorded in the Consolidated Balance Sheet as a discount to the underlying debt with an offsetting amount included in "Other long-term liabilities". Amortization of the discount to the debt, calculated on a straight-line basis, has been recorded in interest expense and reduced the discount to the Silver Point Debt over the term that the Silver Point Debt was outstanding. Changes in the fair value of the embedded derivative were recorded as an adjustment to interest expense. Upon execution of the Credit Agreement (see Note 11 (a)), the unamortized discount to the debt and the fair value of the embedded derivative were written off and included in Loss on Debt Extinguishment in the Consolidated Statement of Operations for the fiscal year ended July 31, 2007.

(13) Commitments and Contingencies

(a) Leases

Abandoned Leased Facilities. During fiscal year 2003, we abandoned our administrative space on the second floor of our 400 Minuteman Road, Andover, MA leased location. We continue to maintain and operate our Data Center on the first floor of the building. While we remain obligated under the terms of the lease for the rent and other costs associated with the second floor of the building, we ceased to use the space on January 31, 2003. Therefore, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," we recorded a charge to our earnings in fiscal year 2003 of approximately $5.4 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time the second floor of the building was expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under the terms of a sublease over the remainder of the initial lease term, which is January 2012. During fiscal year 2004, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility were transferred into a note payable, which was paid in full as of July 31, 2007 (see Note 11(f)).

Near the end of our fiscal year 2002, we abandoned our sales office space in La Jolla, CA. At that time we were able to sublet the space to a third party. During the second quarter of fiscal year 2003, the sublease tenant stopped making payments under the sublease and has abandoned the space. During fiscal year 2005, we settled all remaining liability with the landlord.

During the third quarter of fiscal year 2003, in conjunction with the Conxion acquisition, we impaired data center and office leases in Chicago, IL and Amsterdam, The Netherlands as these leases provided no economic benefit to the combined Company. During fiscal year 2005, we settled all remaining liability with the landlord of our Amsterdam facility.

During the first quarter of fiscal year 2004, we abandoned administrative office space at 55 Francisco St., San Francisco, CA and data center space and office space located at Westwood Center, Vienna, VA. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces on October 31, 2003 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings in the first quarter of fiscal year 2004 of approximately $1.1 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expired in January 2006 for San Francisco, CA and expired in July 2005 for Vienna, VA.

During the fourth quarter of fiscal year 2004, we abandoned administrative office spaces in Houston, TX, San Jose, CA and Syracuse, NY. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces during the fourth quarter of fiscal year 2004 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings in the fourth quarter of fiscal year 2004 of approximately $2.7 million to recognize the costs of exiting these spaces. The liability is equal to the total amount of rent and other direct costs for the period of time the spaces are expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expire in October 2008 for Houston, TX, November 2006 for San Jose, CA and December 2007 for Syracuse, NY.

During the fourth quarter of fiscal year 2004, we recorded a $284,000 net impairment charge to cost of revenue triggered by a change in the expected recovery from a sublease arrangement at the abandoned lease in Vienna, VA. The lease on this facility expired in July 2005.

Also during the fourth quarter of fiscal year 2004, in conjunction with the Surebridge acquisition, we impaired administrative space in office leases in Bedford, NH and two leases in Atlanta, GA as these spaces provided no economic benefit to the combined Company.

During the first quarter of fiscal year 2005, we abandoned our administrative space at 10 Maguire Road in Lexington, MA. While we remain obligated under the terms of this lease for the rent and other costs associated with this lease, we made the decision to cease using this space during the first quarter of fiscal year 2005 and have no foreseeable plans to occupy it in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our current earnings in the first quarter of fiscal year 2005 of approximately $0.7 million to recognize the costs of exiting this space. The liability is equal to the total amount of rent and other direct costs for the period of time the space is expected to remain unoccupied. The lease expired in April 2006.

The Company recorded $1.2 million of net lease impairment charges during fiscal year 2005, resulting from costs associated with the abandonment of administrative space at 10 Maguire Road in Lexington, MA, adjustments relating to lease modifications for our Syracuse and Vienna facilities and revisions in assumptions associated with other impaired facilities, offset by a $0.6 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in La Jolla, CA.

The Company recorded $1.4 million of net lease impairment charges during fiscal year 2006, resulting from an adjustment to a lease modification for our Chicago facility and revisions in assumptions associated with other impaired facilities, offset by a $0.2 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in Lexington, MA.

The Company recorded $0.2 million of net lease impairment recoveries during fiscal year 2007, resulting from an adjustment to a lease modification for our Chicago facility and revisions in assumptions associated with other impaired facilities, offset by a $0.06 million impairment charge to operating expenses , resulting from the abandonment of certain space in our Syracuse, NY facility.

All impairment expense amounts recorded are included in the caption "Impairment, restructuring and other, net" in the accompanying Consolidated Statements of Operations.

Details of activity in the lease exit accrual for the year ended July 31, 2007 were as follows (in thousands):

Lease Abandonment Costs for:	Balance at July 31, 2006	Expense	Purchase Accounting and Other Adjustments	Payments, Less Accretion of Interest	Balance at July 31, 2007
Andover, MA	$ 587	$ —	$ —	$ (181)	$ 406
Chicago, IL	786	(249)	—	(128)	409
Houston, TX	880	—	—	(399)	481
Syracuse, NY	418	56	—	(308)	166
Syracuse, NY	75	—	—	(29)	46
San Jose, CA	211	(38)	—	(173)	—
Atlanta, GA	31	—	(18)	(13)	—
	$2,988	$(231)	$(18)	$(1,231)	$1,508

Minimum annual rental commitments under operating leases and other commitments are as follows as of July 31, 2007:.

Description	Total	Less than 1 Year	Year 2	Year 3	Year 4	Year 5	After Year 5
			(In thousands)				
Short/Long-term debt	$ 96,163	$ 7,063	$ 900	$ 900	$ 900	$ 900	$ 85,500
Interest on debt (d)	46,798	8,680	7,964	7,883	7,803	7,722	6,746
Capital leases	3,229	2,083	826	238	51	31	—
Bandwidth commitments	2,432	1,712	461	259	—	—	—
Property leases (e)(f)	62,541	10,179	8,876	6,404	4,901	5,034	27,147
	$211,163	$29,717	$19,027	$15,684	$13,655	$13,687	$119,393

(d) Interest on debt assumes Libor is fixed at 5.36%.

(e) Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

(f) On February 9, 2005, the Company entered into an Assignment and Assumption Agreement with a Las Vegas-based company, whereby this company purchased from us the right to use 29,000 square feet in our Las Vegas data center, along with the infrastructure and equipment associated with this space. In exchange, we received an initial payment of $600,000 and were to receive $55,682 per month over two years. On May 31, 2006, we received full payment for the remaining unpaid balance. This agreement shifts the responsibility for management of the data center and its employees, along with the maintenance of the facility's infrastructure, to this Las Vegas-based company. Pursuant to this agreement, we have subleased back 2,000 square feet of space, allowing us to continue servicing our existing customer base in this market. Commitments related to property leases include an amount related to the 2,000 square feet sublease.

Total rent expense for property leases was $11.0 million, $9.8 million and $10.2 million for fiscal years ended July 31, 2007, 2006 and 2005, respectively.

With respect to the property lease commitments listed above, certain cash amounts are restricted pursuant to terms of lease agreements with landlords. At July 31, 2007, restricted cash of approximately $0.9 million related to these lease agreements and consisted of certificates of deposit and a treasury note and are recorded at cost, which approximates fair value.

(b) Legal Matters

IPO Securities Litigation

In 2001, lawsuits naming more than 300 issuers and over 50 investment banks were filed in the United States District Court for the Southern District of New York and assigned to the Honorable Shira A. Scheindlin (the "Court") for all pretrial purposes (the "IPO Securities Litigation"). Between June 13, 2001 and July 10, 2001 five purported class action lawsuits seeking monetary damages were filed against us, Joel B. Rosen, our then chief executive officer, Kenneth W. Hale, our then chief financial officer, Robert E. Eisenberg, our then president, and the underwriters of our initial public offering of October 22, 1999. On September 6, 2001, the Court consolidated the five similar cases and a consolidated, amended complaint was filed on April 19, 2002 (the "Class Action Litigation") against us and Messrs. Rosen, Hale and Eisenberg (collectively, the "NaviSite Defendants") and against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany. The plaintiffs uniformly alleged that all defendants, including the NaviSite Defendants, violated Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 by issuing and selling our common stock in the offering, without disclosing to investors that some of the underwriters, including the lead underwriters, allegedly had solicited and received undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. The Class Action Litigation seeks certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. The claims against Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice on November 18, 2002, in return for their agreement to toll any statute of limitations applicable to those claims. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

On June 30, 2003, our Board of Directors considered and authorized us to negotiate a settlement of the Class Action Litigation substantially consistent with a memorandum of understanding negotiated among plaintiffs, the issuers and the insurers for such issuers. Among other contingencies, the settlement ultimately negotiated was subject to approval by the Court. On February 15, 2005, the Court preliminarily approved the terms of the settlement, provided that the plaintiffs and defendants agreed to, which they did, a modification to the bar order to be entered. On August 31, 2005, the Court entered a further preliminary approval Order. The Court subsequently held a Fed. R. Civ. P. 23 fairness hearing on April 24, 2006, and the matter was taken under advisement. On June 28, 2007, in consideration of the Second Circuit class certification ruling and the renewed certification motion discussed below, the Court entered an Order terminating the settlement.

On October 13, 2004, the Court certified a class in a sub-group of cases (the "Focus Cases") in the IPO Securities Litigation, which was vacated on December 5, 2006 by the United States Court of Appeals for the Second Circuit (the "Second Circuit"). The Class Action Litigation is not one of the Focus Cases. Plaintiffs-appellees' January 5, 2007 petition with the Second Circuit for rehearing and rehearing en banc was denied by the Second

Circuit on April 6, 2007. Plaintiffs renewed their certification motion on September 27, 2007 as to redefined classes pursuant to Fed. R. Civ. P. 23(b)(3) and 23(c)(4). Responsive briefs are to be submitted by December 21, 2007, and reply briefs by February 15, 2008. Additionally, on August 14, 2007, plaintiffs filed amended class action complaints in the Focus Cases, along with an accompanying set of Amended Master Allegations (collectively, the "Amended Complaints"). Plaintiffs therein (i) revise their allegations with respect to (1) the issue of investor knowledge of the alleged undisclosed agreements with the underwriter defendants and (2) the issue of loss causation; (ii) include new pleadings concerning alleged governmental investigations of certain underwriters; and (iii) add additional plaintiffs to certain of the Amended Complaints.

We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiffs' claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

(14) Income Taxes

Total income tax expense (benefit) for the years ending July 31, 2007, July 31, 2006, and July 31, 2005, consisted of the following:

	July 31, 2007			July 31, 2006 (In thousands)			July 31, 2005		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$—	$ 868	$ 868	$—	$ 868	$ 868	$—	991	991
Foreign	—	—	—	—	—	—	—	—	—
State	—	305	305	—	305	305	—	347	347
	$—	$1,173	$1,173	$	$1,173	$1,173	$—	$1,338	1,338

The actual tax expense for the years ending July 31, 2007, July 31, 2006, and July 31, 2005, differs from the expected tax expense for the three years as follows:

	July 31, 2007	July 31, 2006	July 31, 2005
		(In thousands)	
Computed "expected" tax expense (benefit)	$(8,411)	$(4,338)	$(5,014)
State taxes, net of federal income tax benefit	201	201	229
Losses not benefited	9,383	5,310	6,123
Total	$ 1,173	$ 1,173	$ 1,338

Temporary differences between the financial statement carrying and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets (liabilities) are comprised of the following:

	July 31, 2007	July 31, 2006
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 8,604	$ 7,745
Loss carryforwards	53,186	44,732
Depreciation and amortization	23,491	24,327
Total deferred tax assets	$ 85,281	$ 76,804
Less: Valuation allowance	(85,281)	(76,804)
Deferred tax liabilities:		
Amortization of tax goodwill	$ (3,685)	$ (2,512)
Net deferred assets/(liabilities)	$ (3,685)	$ (2,512)

The valuation allowance increased by $8.5 million and $5.0 million for the years ended July 31, 2007 and 2006, respectively. Reported tax benefits related to approximately $0.3 million of the valuation allowance at July 31, 2007 will be recorded as an increase to paid-in capital, if realized, as it is relates to tax benefits from stock-based compensation.

The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized.

As a result of the transaction on September 11, 2002, the Company experienced a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result of the change in ownership, the utilization of its federal and state tax net operating losses generated prior to the transaction is subject to an annual limitation of approximately $1.2 million. As a result of this limitation, the Company expects that a substantial portion of its federal and state net operating loss carryforwards will expire unused.

The Company has net operating loss carryforwards for federal and state tax purposes of approximately $134.7 million after taking into consideration net operating losses expected to expire unused due to the Section 382 limitation for the ownership change that occurred on September 11, 2002. The federal net operating loss carryforwards will expire from fiscal year 2013 to fiscal year 2027 and the state net operating loss carryforwards will expire from fiscal year 2010 to fiscal year 2027. The utilization of these net operating loss carryforwards may be further limited if the Company experiences additional ownership changes as defined in Section 382 of the Internal Revenue Code. The company also has foreign net operating loss carryforwards of $2.6 million that may be carried forward indefinitely.

As of July 31, 2007, the Company has not provided for U.S. deferred income taxes on the undistributed earnings of approximately $0.6 million for its non-U.S. subsidiaries since these earnings are to be reinvested indefinitely. It is not practicable to determine the taxes on such undistributed earnings.

The Company's subsidiary in India benefits from certain tax incentives provided to software and technology firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The tax holiday for the Company's Indian subsidiary under STP will expire by 2009.

(15) Stockholders' Equity

Issuance of Common Stock

During 2003, we had an insufficient number of stock options remaining within our existing shareholder approved stock option plans for grants to our independent Board of Directors and members of management. At our 2003 annual meeting of stockholders, held in December 2003, our stockholders approved our Amended and Restated 2003 Stock Incentive Plan and we granted stock options to members of our independent Board of Directors and certain members of management at that time. These stock options were granted to the independent members of our Board of Directors and management at strike prices similar to the period that the stock options would have been granted had sufficient shareholder approved stock options been available for grant at that time. Because the strike price of these stock options represented a discount from the market value of our stock on the date of grant, we recorded approximately $2.0 million of deferred compensation expense, which was amortized as compensation expense over the vesting period of the stock options. During the fiscal years ended July 31, 2004 and July 31, 2005, the Company reported compensation expense of approximately $0.5 million and $0.8 million respectively for these options. During the year ended July 31, 2005, approximately $0.1 million of deferred compensation was written off against additional paid-in-capital due to the termination of a member of the management team. The remaining unamortized compensation expense of approximately $0.6 million recorded initially as deferred compensation at July 31, 2005 was reclassified into additional paid in capital in August 2005 upon adoption of SFAS 123R (see Note 1).

In connection with a financing arrangement in January 2004, we issued a warrant to a bank for the purchase of 50,000 shares of common stock at an exercise price of $5.75 per share. The warrants were valued at approximately $0.2 million using the Black-Scholes option-pricing model. The value of the warrant was amortized into interest expense over the term of the financing arrangement which expired and was repaid in April 2006. The warrant became exercisable at any time on or after September 1, 2004. Pursuant to the terms of a Registration Rights Agreement, dated January 2004, we also granted certain registration rights to this bank with respect to the shares of common stock issuable upon exercise of the warrant. As of July 31, 2007, the warrants had not been exercised.

On October 14, 2003, we received a letter purportedly on behalf of the former stockholders of Avasta, Inc. ("Avasta") relating to the issuance of additional shares of common stock pursuant to the earnout calculations of the Agreement and Plan of Merger and Reorganization dated as of January 29, 2003 among Avasta Acquisition Corp., Avasta and NaviSite. On February 4, 2005, we entered into a settlement agreement in connection with the Avasta earnout calculation. Pursuant to the terms of the settlement, we agreed to issue an aggregate of 521,880 shares of common stock to the former Avasta shareholders and to the attorneys representing the former Avasta shareholders. Accordingly, with respect to the 521,880 shares, the Company recorded a $1.4 million charge during the fiscal year ended July 31, 2004 and recorded a $0.1 million credit during the fiscal year ended July 31, 2005, when final settlement was reached.

In February 2005, we issued 6,750 shares of restricted stock to be held in escrow to former company employees in connection with the sale of the Clearblue Technologies' Las Vegas data center to a third party. In July 2005 a participant ceased employment with this third party and forfeited 500 shares of common stock. During the fiscal year ended July 31, 2005 the Company recorded approximately $6,000 in compensation expense associated with the issuance of restricted stock. In February 2006 the 6,250 shares became fully vested and the restriction was removed. During the fiscal year ended July 31, 2006 the Company recorded approximately $4,000 in compensation expense associated with this restricted stock.

In April 2006, we entered into a senior secured term loan and senior secured revolving credit facility with Silver Point to repay certain maturing debt and increase borrowing available for corporate purposes. In connection with this facility, the Company issued two warrants to purchase an aggregate of 3,514,933 shares of common stock of the Company at an exercise price of $0.01 per share. The warrants will expire in April 2016. The warrants were valued using the Black-Scholes option pricing model and were recorded in our Consolidated Balance Sheet as a discount to the loan amount, based on a determined fair value of $9.1 million. In February 2007, in connection with the Supplemental Term Loan, we issued warrants to purchase an aggregate of 415,203 shares of common stock of the Company at an exercise price of $0.01 per share. The warrants will expire in February 2017. The warrants were valued using the Black-Scholes option pricing model and were recorded in our Consolidated Balance Sheet as a discount to the loan amount, based on a determined fair value of $2.2 million. At July 31, 2007, Silver Point had exercised 1,730,505 warrants to purchase shares of common stock of the Company and 2,199,631 warrants remained outstanding.

The value of all warrants were being amortized into interest expense, using the effective interest method over the five year term of the credit facility. For the years ended July 31, 2007 and 2006, respectively, we amortized $1.9 million and $0.6 million into interest expense associated with these warrants.

In June 2007, the remaining unamortized value of the warrants was charged to income in connection with the Company's execution of the Credit Agreement and was included in Loss on Debt Extinguishment in our Consolidated Statement of Operations for the fiscal year ended July 31, 2007 (see Note 11(a)).

In January 2007, Atlantic converted all of the remaining principal and accrued interest of $3,863,610 on the Atlantic Loan into 1,374,950 shares of the Company's common stock (see Note 11(c)).

(16) Stock Option Plans

(a) NaviSite 1998 Equity Incentive Plan

In December 1998, NaviSite's Board of Directors and Stockholders approved the 1998 Equity Incentive Plan, as amended (the "1998 Plan"). The 1998 Plan replaced NaviSite Internet Services Corporation's 1997 Equity Incentive Plan (the "1997 Plan"). All options outstanding under the 1997 Plan were cancelled and replaced with an equivalent amount of options issued in accordance with the 1998 Plan. Under the original 1998 Plan, nonqualified stock options or incentive stock options may be granted to NaviSite's or its affiliates' employees, directors, and consultants, as defined, up to a maximum number of shares of Common Stock not to exceed 333,333 shares. In August 1999, the Board of Directors approved an increase in the number of shares authorized under the 1998 Plan to 741,628. In December 2000, the Board of Directors approved an additional increase in the number of shares authorized under the 1998 Plan to 1,000,000 shares. The Board of Directors administers this plan, selects the individuals who are eligible to be granted options under the 1998 Plan and determines the number of shares and exercise price of each option. The chief executive officer, upon authority granted by the board of directors, is authorized to approve the grant of options to purchase Common Stock under the 1998 Plan to certain persons. Options are granted at fair market value. The majority of the outstanding options under the 1998 Plan have a ten year maximum term and vested over a 1 year period, with 50% vesting on date of grant and the remaining 50% vesting monthly over the next twelve months . On December 9, 2003, the NaviSite stockholders approved the 2003 Stock Incentive Plan and will grant no additional options under the 1998 Plan.

The following table reflects activity and historical exercise prices of stock options under our 1998 Plan for the three years ended July 31, 2007, 2006 and 2005 respectively:

	2007		2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	134,998	$2.69	201,158	$ 5.76	232,053	$ 52.59
Granted	—	$ —	—	—	—	$ —
Exercised	(13,670)	$3.83	(8,167)	3.80	—	$ —
Cancelled	(1,262)	$3.88	(57,993)	$13.17	(30,895)	$357.49
Options outstanding, end of year	120,066	$2.55	134,998	$ 2.69	201,158	$ 5.76
Options exercisable, end of year	120,066	$2.55	134,919	$ 2.69	200,720	$ 5.76
Options available for grant, end of year	—		—		—	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.01 - 2.55	120,000	5.94	$2.55	120,000	$2.55
2.56 - 3.30	66	0.07	$3.30	66	$3.30
	120,066			120,066	

(b) 1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by NaviSite's Board of Directors and Stockholders in October 1999. The Stock Purchase Plan provides for the issuance of a maximum of 16,666 shares of our Common Stock. The Plan allows participants to purchase shares at 85% of the closing price of Common Stock on the first business day of the Plan period or the last business day of the Plan period, whichever closing price is less.

We issued a total of 16,657 shares since the plan's inception. The Company has not allotted any additional shares to this plan at this time.

(c) NaviSite 2000 Stock Option Plan

In November 2000, NaviSite's Board of Directors approved the 2000 Stock Option Plan (the "Plan"). Under the Plan, nonqualified stock options or incentive stock options were granted to NaviSite's employees, other than those who are also officers or directors, and our consultants and advisors, as defined, up to a maximum number of shares of Common Stock not to exceed 66,666 shares. The Board of Directors administered this plan, selects the individuals who are eligible to be granted options under the Plan and determines the number of shares and exercise price of each option. Options granted under the Plan have a five-year maximum term and typically vest over a one-year period. On December 9, 2003, the NaviSite Stockholders approved the 2003 Stock Incentive Plan and will grant no additional options under the Plan.

The following table reflects stock option activity under the Plan for the years ended July 31, 2007, 2006 and 2005, respectively:

	2007		2006		2005	
	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares
Options outstanding, beginning of year			$128.44	2,562	$128.44	3,708
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	128.44	(2,562)	128.44	(1,146)
Options outstanding, end of year	—	—	—	—	—	2,562
Options exercisable, end of year	—	—	—	—	—	2,562
Options available for grant, end of year	—	—		—		—

(d) NaviSite 2003 Stock Incentive Plan

On July 10, 2003, the 2003 Stock Incentive Plan (the "2003 Plan") was approved by the Board of Directors and was approved by the NaviSite Stockholders on December 9, 2003. The 2003 Plan provides that stock options or restricted stock awards may be granted to employees, officers, directors, consultants, and advisors of NaviSite (or any present or future parent or subsidiary corporations and any other business venture (including, without limitation, joint venture or limited liability company) in which NaviSite has a controlling interest, as determined by the Board of Directors of NaviSite). The Board of Directors authorized 2,600,000 shares of Common Stock for issuance under the 2003 Plan. On November 11, 2003, the 2003 Plan was amended to increase the number of available shares from 2,600,000 to 3,800,000. On May 6, 2004, the Board of Directors authorized an additional 3,000,000 shares of Common Stock for issuance under the 2003 Plan, subject to stockholder approval which was deemed effective on February 20, 2005. On January 27, 2006, the Board of Directors approved, subject to stockholder approval, an amendment to increase the maximum number of shares from 6,800,000 to 11,800,000 shares. This was deemed effective on February 23, 2006. On July 31, 2007 there were 11,800,000 shares authorized under the 2003 Plan.

The 2003 Plan is administered by the Board of Directors of NaviSite or any committee to which the Board delegates its powers under the 2003 Plan. Subject to the provisions of the 2003 Plan, the Board of Directors will determine the terms of each award, including the number of shares of common stock subject to the award and the exercise thereof.

The Board of Directors may, in its sole discretion, amend, modify or terminate any award granted or made under the 2003 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Board of Directors may also provide that any stock option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2003 Plan shall be free of some or all restrictions.

As of July 31, 2007, stock options to purchase 6,533,189 shares of common stock at an average exercise price of $3.59 per share were outstanding under the 2003 Plan. For the Company's employees, the options are exercisable as to 25% of the original number of shares on the six month (180th day) anniversary of the option holder's grant date and thereafter in equal amounts monthly over the three year period commencing on the six month anniversary of the option holder's grant date. Options granted under the 2003 Plan have a maximum term of ten years.

The following table reflects activity and historical exercise prices of stock options under the 2003 Plan for the three years ended July 31, 2007, 2006 and 2005, respectively:

	2007		2006		2005	
	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares
Options outstanding, beginning of year	$2.77	6,453,130	$3.06	5,880,270	$3.85	3,492,287
Granted	$5.19	2,335,210	$1.93	2,185,825	$2.70	4,898,275
Exercised	$2.80	(1,427,881)	$2.35	(463,175)	$2.55	(34,831)
Cancelled	$3.08	(827,270)	$2.86	(1,149,790)	$3.47	(2,475,461)
Options outstanding, end of year	$3.59	6,533,189	$2.77	6,453,130	$3.06	5,880,270
Options exercisable, end of year	$3.05	3,796,340	$3.25	3,326,576	$3.68	2,379,088
Options available for grant, end of year		3,192,845		4,700,785		736,820

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.01 - 1.45	656,488	8.37	$1.38	476,986	$1.39
1.46 - 1.55	196,689	8.42	$1.50	156,436	$1.49
1.56 - 1.58	985,418	7.69	$1.58	714,068	$1.58
1.59 - 2.55	1,184,247	6.92	$2.25	942,380	$2.34
2.56 - 4.00	892,336	8.91	$3.73	296,113	$3.63
4.01 - 5.28	561,361	8.01	$4.43	352,296	$4.45
5.29 - 5.41	800,000	6.50	$5.41	800;000	$5.41
5.42 - 6.37	700,000	9.52	$5.74	29,374	$5.80
6.38 - 8.60	540,650	9.61	$6.87	28,687	$7.91
8.61 - 8.80	16,000	9.98	$8.80	—	
	6,533,189			3,796,340	

(e) Other Stock Option Grants

At July 31, 2007, we had 2,665 outstanding stock options issued outside of existing plans to certain directors at an average exercise price of $135.56. These stock options were fully vested on the grant date and have a contractual life of 10 years.

(17) Related Party Transactions

Beginning April 1, 2004, we entered into an outsourcing agreement with ClearBlue Technologies (UK) Limited ("ClearBlue") whereby, the Company will provide certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. The Company charges ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. During the fiscal years ended July 31, 2007, 2006 and 2005, the Company charged ClearBlue approximately $243,000, $137,000 and $132,000, respectively, under this agreement, which has been included in "Revenue, related parties" in the Consolidated Statements of Operations.

In fiscal years 2007 and 2006, we performed professional services and hosting services for a company whose Chief Executive Officer is related to our Chief Executive Officer. For the fiscal years ending July 31, 2007 and 2006, revenue generated from this company was approximately $80,000 and $51,000, respectively and is included in "Revenue, related parties" in the Consolidated Statements of Operations.

In fiscal year 2006, we performed professional services and hosting services for a company whose Managing Director is a member of our Board of Directors. In fiscal year 2006, revenue generated from this company was approximately $55,000 and is included in "Revenue, related parties" in the Consolidated Statements of Operations.

(18) Subsequent Events (Unaudited)

In August 2007, the Company acquired the outstanding capital stock of Jupiter Hosting, Inc., a privately held company based in Santa Clara, CA that provides managed hosting services that typically involve high bandwidth applications, for $8.7 million in cash. The historical operating results of Jupiter Hosting, Inc. are not considered significant.

In August 2007, the Company acquired the assets, and assumed certain liabilities, of Alabanza LLC and Hosting Ventures LLC, for $6.8 million in cash, which amount is subject to settlement based on the final determined working capital of the acquired assets and assumed liabilities at the closing date. Alabanza LLC and Hosting Ventures LLC collectively are providers of dedicated and shared managed hosting services. The historical operating results of Alabanza LLC and Hosting Ventures LLC are not considered significant.

In September 2007, the Company acquired the outstanding capital stock of netASPx, Inc., an application management service provider, for total consideration of $40.5 million. The consideration consisted of a payment of $15.5 million in cash — which was subject to adjustment based on netASPx, Inc.'s cash at the closing date, and the issuance of 3,125,000 shares of Series A Convertible Preferred Stock ("Series A Preferred"), valued at $25.0 million (see below). In connection with the transaction, the Company entered into an escrow arrangement whereby 393,750 shares of the Series A Preferred were placed in escrow through June 2008, and represents value necessary to settle any breach of representations or warranties by either of the Company or the seller. The initial escrow is included as a component of the total consideration of $40.5 million. Should the Company receive any amount of shares in exchange for any settlement of the escrow amount resulting from disputes with the seller, this amount will be recorded as an adjustment to the purchase price.

In September 2007, in connection with the acquisition of netASPx, Inc., the Company issued 3,125,000 shares of Series A Convertible Preferred Stock ("Series A Preferred"). The Series A Preferred accrues payment-in-kind ("PIK") dividends at 8% per annum, and increasing to 10% per annum in September 2008 and 12% per annum in March 2009. The Series A Preferred is convertible into common shares of the Company, at the option of the holder, at any time after 18 months from date of issuance at $8.00 per share. The Series A Preferred carries customary liquidation preferences providing it preference to common shareholders in the event of a liquidation, subject to limitations to ensure the Company's compliance with the NASDAQ Marketplace rules. The Series A Preferred is redeemable by the Company at any time at $8.00 per share, plus accrued but unpaid PIK dividends thereon and carries one vote for each share that such share of common stock that it is convertible into at the time.

In August 2007, the Company entered into Amendment, Waiver and Consent Agreement No. 1 to the Credit Agreement (the "Amendment"). The Amendment permitted us to use approximately $8.1 million of cash originally borrowed under the Credit Agreement for data center expansion to partially fund the acquisition of Jupiter Hosting, Inc. and Alabanza LLC and Hosting Ventures LLC (see above) and amended the Credit Agreement to permit the issuance of up to $75.0 million of Permitted Indebtedness, as defined. Permitted Indebtedness must be unsecured, require no amortization payment and not become due or payable until 180 days after the maturity date of the Credit Agreement in June 2013.

In September 2007, the Company entered into an Amended and Restated Credit Agreement ("Amended Credit Agreement"), refinancing its existing debt under its Credit Agreement (see Note 11). The Amended Credit Agreement provided the Company with an incremental $20.0 million in term loan borrowings and amended the rate of interest to LIBOR plus 4.0%, with a step-down to LIBOR plus 3.5% upon attainment of a 3:1 leverage ratio. All other terms of the Credit Agreement remained substantially the same. The Company expects to record a loss on debt extinguishment of approximately $1.5 million for the three months ended October 31, 2007 to reflect this extinguishment of the Credit Agreement, in accordance with EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments."

(19) Selected Quarterly Financial Data (Unaudited)

Financial information for interim periods for the fiscal years ending July 31, 2007, 2006 and 2005 was as follows:

	Fiscal Year Ended July 31, 2007			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$28,540	$30,197	$32,748	$ 34,697
Gross profit	9,297	9,651	10,834	11,204
Net loss	(2,643)	(3,816)	(2,359)	(17,092)
Net loss per common share (a)	$ (0.09)	$ (0.13)	$ (0.08)	$ (0.85)

	Fiscal Year Ended July 31, 2006			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$25,440	$26,305	$27,923	$29,419
Gross profit	7,763	7,612	8,798	9,850
Net loss	(3,470)	(3,968)	(3,448)	(3,045)
Net loss per common share (a)	$ (0.12)	$ (0.14)	$ (0.12)	$ (0.11)

	Fiscal Year Ended July 31, 2005			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$28,894	$28,381	$26,796	$25,792
Gross profit	6,074	7,713	7,534	7,932
Net loss	(6,576)	(4,632)	(3,033)	(1,843)
Net loss per common share (a)	$ (0.24)	$ (0.17)	$ (0.11)	$ (0.06)

(a) Net loss per common share is computed independently for each of the quarters based on the weighted average number of shares outstanding during the quarter. Therefore, the aggregate per share amount for the quarters may not equal the amount calculated for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

Under date of November 7, 2007, we reported on the consolidated balance sheets of NaviSite, Inc. and subsidiaries as of July 31, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2007, which are contained in the July 31, 2007 Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts in this Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 2, the Company has restated the accompanying consolidated statement of cash flows for the year ended July 31, 2006.

/s/ KPMG LLP
Boston, Massachusetts
November 7, 2007

NAVISITE, INC.

FINANCIAL STATEMENT SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Years Ended July 31, 2007, 2006, and 2005				
	Balance at Beginning of Year	Additions Charged to Expense	Other	Deductions from Reserve	Balance at End of Year
	(In thousands)				
Year ended July 31, 2005:					
Allowance for doubtful accounts	$2,498	$2,288	$—	$(1,899)	$2,887
Year ended July 31, 2006:					
Allowance for doubtful accounts	$2,887	$ 51	$—	$ (994)	$1,944
Year ended July 31, 2007:					
Allowance for doubtful accounts	$1,944	$ 36	$—	$(1,199)	$ 781



400 Minuteman Road
Andover, Massachusetts 01810

November 13, 2007

Dear NaviSite Stockholders:

I am pleased to invite you to attend the 2007 Annual Meeting of Stockholders of NaviSite, Inc. to be held on Wednesday, December 12, 2007 at 9:00 a.m., local time, at the Taj Boston hotel located at 15 Arlington Street, Boston, MA 02116.

Specific details regarding admission to the meeting and the business to be conducted at the Annual Meeting are included in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. We encourage you to carefully read these materials, as well as the enclosed Annual Report to Stockholders for the fiscal year ended July 31, 2007. NaviSite's Board of Directors recommends that you vote in favor of each of the director nominees and for each other proposal set forth in the Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will ensure that your shares are represented and voted at the Annual Meeting by completing and returning the enclosed proxy card. If you do attend the Annual Meeting, you may withdraw your proxy and vote in person if you so desire.

Thank you for your continued support.

Sincerely,

ARTHUR P. BECKER
Chief Executive Officer and President

NAVISITE, INC.

400 Minuteman Road
Andover, MA 01810

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held Wednesday, December 12, 2007

To the Stockholders of NaviSite, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of NaviSite, Inc., a Delaware corporation ("NaviSite"), will be held on Wednesday, December 12, 2007 at 9:00 a.m., local time, at the Taj Boston hotel located at 15 Arlington Street, Boston, MA 02116, to consider and act upon the following matters:

(1) To elect five members of the Board of Directors of NaviSite to serve for a one-year term;

(2) To amend and restate the Company's 1999 Employee Stock Purchase Plan, as amended, to (i) increase the number of shares of Common Stock issuable thereunder by 500,000 shares and (ii) decrease the number of offering periods per year from four to two;

(3) To ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2008; and

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the Annual Meeting.

A copy of NaviSite's Annual Report to Stockholders for the fiscal year ended July 31, 2007, which contains consolidated financial statements and other information of interest to stockholders, is included with this Notice and Proxy Statement.

Admission of stockholders to the Annual Meeting will be on a first-come, first-served basis, and picture identification will be required to enter the Annual Meeting. Each stockholder will be entitled to bring one guest to the Annual Meeting. An individual arriving without picture identification will not be admitted unless it can be verified that the individual is a NaviSite stockholder. Cameras, cellular phones, recording equipment and other electronic devices will not be permitted at the Annual Meeting. NaviSite reserves the right to inspect any persons or items prior to their admission to the Annual Meeting.

Only stockholders of record as of the close of business on Monday, October 22, 2007 are entitled to notice of, and to vote at, the Annual Meeting. All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,



MONIQUE CORMIER
Secretary

Andover, Massachusetts
November 13, 2007

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED RETURN ENVELOPE TO ASSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

NAVISITE, INC.

PROXY STATEMENT

Annual Meeting of Stockholders
To Be Held On Wednesday, December 12, 2007

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of NaviSite, Inc., a Delaware corporation ("NaviSite"), for use at NaviSite's 2007 Annual Meeting of Stockholders, which will be held on Wednesday, December 12, 2007 (the "Annual Meeting") at 9:00 a.m., local time, at the Taj Boston hotel, 15 Arlington Street, Boston, MA 02116, and at any adjournments thereof, for the purposes set forth in the Notice of Annual Meeting of Stockholders (the "Notice of Annual Meeting").

The Notice of Annual Meeting, this Proxy Statement, the accompanying proxy card and NaviSite's Annual Report to Stockholders for the fiscal year ended July 31, 2007 (the "2007 Annual Report") are being mailed to stockholders on or about November 15, 2007. NaviSite's principal executive offices are located at 400 Minuteman Road, Andover, Massachusetts 01810 and its telephone number is (978) 682-8300.

Solicitation

The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by NaviSite. NaviSite may engage a paid proxy solicitor to assist in the solicitation. Copies of solicitation materials will be furnished to brokerage houses, nominees, fiduciaries and custodians to forward to beneficial owners of NaviSite's common stock, $.01 par value per share, held in their names. In addition to the solicitation of proxies by mail, NaviSite's directors, officers and other employees may, without additional compensation, solicit proxies by telephone, facsimile, electronic communication and personal interviews. NaviSite will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to stockholders.

Record Date, Voting Securities and Votes Required

Only holders of record of NaviSite common stock and NaviSite Series A Convertible Preferred Stock (the "Preferred Stock") as of the close of business on Monday, October 22, 2007 (the "Record Date") will be entitled to receive notice of and vote at the Annual Meeting and any adjournments thereof. On the Record Date, NaviSite had approximately 34,022,692 shares of common stock and 3,125,000 shares of Preferred Stock issued and outstanding and entitled to be voted. The holders of common stock and Preferred Stock are entitled to one vote for each share held as of the Record Date on any proposal presented at the Annual Meeting.

A majority of the shares of common stock and Preferred Stock issued and outstanding and entitled to be voted at the Meeting will constitute a quorum at the Annual Meeting. Votes withheld, abstentions and broker non-votes shall be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting.

The affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required for the election of directors (Proposal No. 1). The affirmative vote of the holders of a majority of the shares of NaviSite common stock and Preferred Stock present or represented by proxy and voting on the matter is required to amend and restate NaviSite's 1999 Employee Stock Purchase Plan (Proposal 2) and to ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2008 (Proposal No. 3).

Shares which abstain from voting on a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter ("broker non-votes") will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to the election of directors (Proposal No. 1), which requires a plurality of the votes cast, or the amendment and restatement of NaviSite's 1999 Employee Stock Purchase Plan (Proposal No. 2) and the ratification of the appointment of KPMG LLP as NaviSite's independent registered public accounting firm (Proposal No. 3), all of which require an affirmative vote of a majority of the shares of NaviSite common stock and Preferred Stock present or represented by proxy and voting on the matter.

An automated system administered by NaviSite's transfer agent tabulates the votes. The votes on each matter are tabulated separately.

To vote by mail, complete, date and sign the enclosed proxy card and return it in the enclosed envelope. No postage is necessary if the proxy card is mailed in the United States. If you hold your shares through a bank, broker or other nominee, they will give you separate instructions for voting your shares.

Proxies

Voting By Proxy

Voting instructions are included on your proxy card. If you properly complete, sign and date your proxy card and return it to us (in the postage prepaid envelope provided) in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you sign and timely return your proxy card but do not indicate how your shares are to be voted with respect to one or more of the proposals to be voted on at the Annual Meeting, your shares will be voted for each of such proposals and in accordance with the judgment of the proxy holders as to any other matter that may be properly brought before the Annual Meeting, and the individuals named in the proxy card will have discretionary authority to vote upon any adjournment of the Annual Meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is voted by:

- Notifying NaviSite's Secretary in writing at the principal executive offices of NaviSite located at 400 Minuteman Road, Andover, MA 01810, Attention: Secretary, before the Annual Meeting that you have revoked your proxy; or
- Attending the Annual Meeting and voting in person at the Annual Meeting.

Voting in Person

If you plan to attend the Annual Meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a proxy from your nominee authorizing you to vote your "street name" shares held as of the Record Date.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Proxy Statement or 2007 Annual Report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or telephone number: Investor Relations Department, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, telephone: (978) 682-8300. If you want to receive separate copies of the Proxy Statement or 2007 Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact NaviSite at the above address and telephone number.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2007 (unless otherwise indicated), with respect to the beneficial ownership of NaviSite common stock and Preferred Stock by the following:

- each person known by NaviSite to beneficially own more than 5% of the outstanding shares of NaviSite common stock or Preferred Stock;
- each of NaviSite's directors;
- our Chief Executive Officer, the individuals serving as Chief Financial Officer of NaviSite during fiscal year 2007 and our other most highly compensated executive officer (together, the "Named Executive Officers"); and
- all of the current executive officers and directors as a group.

For purposes of the following table, beneficial ownership is determined in accordance with the rules promulgated by the Securities and Exchange Commission (the "SEC") and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes to the table, NaviSite believes that each person or entity named in the table has sole voting and investment power with respect to all shares of NaviSite common stock and Preferred Stock shown as beneficially owned by them (or shares such power with his or her spouse). Under such rules, shares of restricted stock, shares of NaviSite common stock issuable under options that are currently exercisable or exercisable within 60 days after September 30, 2007 ("Presently Exercisable Options") and shares of our common stock issuable under warrants that are currently exercisable, or exercisable within 60 days after September 30, 2007 ("Presently Exercisable Warrants") are deemed outstanding and are included in the number of shares beneficially owned by a person named in the table and are used to compute the percentage ownership of that person. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each person listed in the table is c/o NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

The percentage ownership of NaviSite common stock of each person or entity named in the following table is based on 33,773,399 shares of NaviSite common stock outstanding as of September 30, 2007, plus any shares of restricted stock, shares subject to Presently Exercisable Options and shares subject to Presently Exercisable Warrants held by such person. The percentage ownership of NaviSite Preferred Stock of each person or entity named in the following table is based on 3,125,000 shares of NaviSite Preferred Stock outstanding as of September 30, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership			
	Number of Common Shares	Percentage of Common Stock	Number of Preferred Shares	Percentage of Preferred Stock
5% Stockholders				
Atlantic Investors, LLC 20 East 66th Street New York, NY 10021	15,095,828(1)	44.7%	—	—
Janus Capital Management LLC 151 Detroit Street Denver, CO 80206	3,613,750(2)	10.7%	—	—
netASPx Holdings, Inc. c/o GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606	—	—	2,878,510(3)	92.1%
SPCP Group, LLC and SPCP Group III LLC c/o Silver Point Capital Two Greenwich Plaza Greenwich, CT 06830	2,029,631(4)	5.7%	—	—
Directors and Named Executive Officers				
Andrew Ruhan	78,750(5)	*	—	—
Arthur P. Becker	1,378,389(6)	3.9%	—	—
James Dennedy	113,750(7)	*	—	—
Thomas R. Evans	93,750(7)	*	—	—
Larry Schwartz	113,750(7)	*	—	—
James W. Pluntze	283,857(8)	*	—	—
Monique Cormier	84,608(9)	*	—	—
John J. Gavin, Jr.(10)	—	—	—	—
All current executive officers and directors as a group (7 persons)	2,146,854(11)	6.0%	—	—

* Less than 1%.

(1) Based on information provided by Atlantic Investors, LLC in its Amendment No. 8 to Schedule 13D dated February 1, 2007 filed with the SEC. Atlantic Investors, LLC is controlled by two managing members, Unicorn Worldwide Holdings Limited and Madison Technology LLC. Unicorn Worldwide Holdings Limited is jointly controlled by its Board members, Simon Cooper and Simon McNally. Mr. Becker is the managing member of Madison Technology LLC. Messrs. Cooper and McNally for Unicorn Worldwide Holdings Limited and Mr. Becker for Madison Technology LLC share voting and investment power over the securities held by Atlantic Investors, LLC. Mr. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Atlantic Investors, LLC has informed us that the 15,095,828 shares of our common stock it currently holds are the only shares of our common stock currently held by them. Atlantic Investors, LLC, in managing its liquidity requirements from time to time, may pledge shares of NaviSite common stock as collateral to lenders; these arrangements are generally structured to preserve for Atlantic Investors, LLC beneficial ownership in the pledged securities.

(2) Janus Capital Management LLC ("Janus Capital") is a registered investment adviser, furnishing investment advice to various investment companies registered under Section 8 of the Investment

Company Act of 1940 and to individual and institutional clients (collectively, the "Managed Portfolios"). As a result of its role as investment adviser or sub adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 3,613,750 shares of NaviSite common stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(3) netASPx Holdings, Inc. is owned by GTCR Fund VI, LP, GTCR VI Executive Fund, LP and GTCR Associates VI, LP. GTCR Partners VI LP is the General Partner of the three aforementioned funds. The General Partner of GTCR Partners VI, LP, is GTCR Golder Rauner, LLC.

(4) Consists of shares of common stock issuable upon the exercise of Presently Exercisable Warrants. SPCP Group, LLC is owned by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund (the "Offshore Fund"). Silver Point, L.P. ("Silver Point") is the investment manager of the Fund and the Offshore Fund. Silver Point is controlled by Edward A. Mule and Robert J. O'Shea. SPCP Group III LLC is an affiliate of Silver Point (via common ownership) and is controlled by Messrs. Mule and O'Shea. SPCP Group, LLC and SPCP Group III LLC are no longer 5% stockholders of NaviSite.

(5) Consists of shares of common stock issuable upon the exercise of Presently Exercisable Options. Excludes 15,095,828 shares of common stock owned by Atlantic Investors, LLC and 426,134 shares of common stock owned by Global Unicorn Worldwide Holdings S.A.R.L., a wholly owned subsidiary of Unicorn Worldwide Holdings Limited, with respect to all of which Mr. Ruhan disclaims beneficial ownership. Mr. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC.

(6) Consists of 131,640 shares of restricted stock, 213,067 shares of common stock owned by Madison Technology LLC and 1,033,682 shares of common stock issuable upon the exercise of Presently Exercisable Options. Mr. Becker disclaims personal pecuniary interest in 64,000 shares of common stock held by Madison Technology LLC for the benefit of his children. Excludes 15,095,828 shares of common stock owned by Atlantic Investors, LLC with respect to which Mr. Becker disclaims beneficial ownership. Mr. Becker is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC.

(7) Consists of shares of common stock issuable upon the exercise of Presently Exercisable Options.

(8) Includes 60,750 shares of restricted stock and 218,107 shares of common stock issuable upon the exercise of Presently Exercisable Options.

(9) Consists of 29,250 shares of restricted stock and 55,358 shares of common stock issuable upon the exercise of Presently Exercisable Options.

(10) Mr. Gavin served as the Company's Chief Financial Officer until his resignation, which was effective January 1, 2007.

(11) Includes 221,640 shares of restricted stock, 213,067 shares of common stock owned by Madison Technology LLC and 1,707,147 shares of common stock issuable upon the exercise of Presently Exercisable Options. Excludes 15,095,828 shares of common stock owned by Atlantic Investors, LLC with respect to which Messrs. Ruhan and Becker disclaim beneficial ownership, and 426,134 shares of common stock owned by Global Unicorn Worldwide Holdings S.A.R.L. with respect to which Mr. Ruhan disclaims beneficial ownership.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Pursuant to NaviSite's By-Laws, all of the directors are elected at each annual meeting of stockholders and hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal. The By-Laws further provide that the number of directors shall be determined from time to time by resolution of the Board of Directors or by the holders of shares representing a majority of the votes entitled to be cast by all stockholders in any annual election of directors.

The Board of Directors currently has five members. The current members of the Board of Directors are Messrs. Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans and Larry Schwartz.

The Board of Directors recommends that the five nominees named below be elected as directors of NaviSite. The persons named as proxies will vote to elect the five nominees named below as directors of NaviSite unless the proxy card is marked otherwise. Each nominee is presently serving as a director, has consented to being named in this Proxy Statement and has indicated his willingness to serve if elected. If for any reason any nominee should become unable or unwilling to serve, the persons named as proxies may vote the proxy for the election of a substitute nominee. The Board of Directors has no reason to believe that any nominee will be unable to serve.

Biographical and certain other information concerning NaviSite's nominees for re-election to the Board of Directors, each of whom is presently serving as a director, is set forth below. Information with respect to the number of shares of NaviSite common stock beneficially owned by each director, as of September 30, 2007, appears above in the section entitled "Security Ownership of Certain Beneficial Owners and Management." No director or executive officer is related by blood, marriage or adoption to any other director or executive officer.

Nominees for Election to the Board of Directors

Andrew Ruhan, age 45, has served as Chairman of the Board of NaviSite since September 2002. Mr. Ruhan is also a Managing Director of Bridgehouse Capital, a London-based private equity investment advisory firm. Since 2000, Mr. Ruhan has served as Chief Executive Officer of ClearBlue Technologies, Inc., a managed service provider and an affiliate of NaviSite ("CBT"). From 1998 to 2002, Mr. Ruhan was the co-founder and Chief Executive Officer of GlobalSwitch Group, a data center company in the United Kingdom.

Arthur P. Becker, age 57, has served as a director of NaviSite since September 2002 and its Chief Executive Officer and President since February 2003. Since 2000, Mr. Becker has served as Vice Chairman and a director of CBT. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 44.7% of the outstanding shares of NaviSite common stock as of the Record Date. From 1999 to February 2003, Mr. Becker was a private investor and since 1999 he has been the Managing Member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies. Madison Technology LLC is a managing member of Atlantic Investors, LLC.

James Dennedy, age 42, has served as a director of NaviSite since January 2003. Since September 2007, Mr. Dennedy has been Managing Partner of Hamilton-Madison Group, LLC, a capital management and corporate development company. From November 2004 until August 2007, Mr. Dennedy was the President and Chief Executive Officer of Engyro Corporation, an enterprise systems and network management company. From September 2003 until November 2004, Mr. Dennedy served as a Managing Partner of Mitchell-Wright, LLC, a technology buy-out and investment company. From August 2002 to September 2003, Mr. Dennedy was the President of Strategic Software Holdings, LLC, an investment firm making equity investments and buyouts on behalf of itself and its investors in the enterprise software industry. From March 2001 to March 2002, Mr. Dennedy served as President of divine Managed Services, a technology services company.

Thomas R. Evans, age 53, has served as a director of NaviSite since October 2003. Since June 2004, Mr. Evans has been the Chief Executive Officer and President of Bankrate, Inc., an Internet-based consumer banking marketplace. Mr. Evans also serves on the Board of Directors of Bankrate. From September 2002 to June 2004, Mr. Evans was a private investor and consultant. From August 1999 to August 2002, Mr. Evans served as Chairman of the Board and Chief Executive Officer for Official Payments Corp., an online payment service for government taxes and fees. Mr. Evans is also a director of Future Fuel Corp.

Larry Schwartz, age 44, has served as a director of NaviSite since May 2003. Since August 2004, Mr. Schwartz has served as the Chief Executive Officer of Bridgehouse Marine Limited, a company that acquires and manages companies providing marine services to the telecommunications and energy industries. In January 2004, Mr. Schwartz founded The Wenham Group, a private equity investment firm. From May

2000 to December 2003, Mr. Schwartz was the Senior Vice President and Chief Restructuring Officer for Genuity Inc., where Mr. Schwartz also served as a member of Genuity's senior management committee.

The Board of Directors recommends a vote FOR the election of the above-named nominees as directors of NaviSite.

PROPOSAL 2

AMENDMENT AND RESTATEMENT OF NAVISITE'S 1999 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER

General

NaviSite's 1999 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors and approved by the stockholders in October 1999. A total of 6,666 shares of NaviSite common stock, as adjusted, were initially reserved for issuance thereunder. An amendment to increase the number of shares reserved for issuance under the ESPP to 16,666 shares, as adjusted, was adopted by the Board of Directors on October 1, 2000 and approved by the stockholders on December 20, 2000. As of September 30, 2007, 16,657 of the shares reserved for issuance under the ESPP (without giving effect to the proposed amendment) had been issued.

The Board of Directors believes that it is in the best interest of NaviSite to provide employees with an opportunity to purchase NaviSite common stock through payroll deductions. Accordingly, on November 8, 2007, the Board of Directors approved, subject to stockholder approval, an amendment and restatement of the ESPP to (i) increase the number of shares reserved for issuance under the ESPP from 16,666 shares, as adjusted, to 516,666 shares (subject to adjustment for certain changes in NaviSite's capitalization) and (ii) decrease the number of offering periods per year under the ESPP from four to two.

Summary of the ESPP

The following summary of the ESPP is qualified in its entirety by reference to the full text of the ESPP, a copy of which is attached as Appendix I to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the ESPP may be obtained by making a written request to the General Counsel of NaviSite.

Purpose

The purpose of the ESPP is to provide employees of NaviSite, and of any majority-owned subsidiaries designated by the Board of Directors, who participate in the ESPP with an opportunity to purchase NaviSite common stock through payroll deductions.

Administration

The ESPP is currently being administered by the Board of Directors, although that body may appoint a committee to perform that function. All questions of interpretation or application of the ESPP are determined in the sole discretion of the Board of Directors or its committee, and its decisions are final and binding upon all participants. Members of the Board of Directors who are eligible employees are permitted to participate in the ESPP, but may not vote on any matter affecting the administration of the ESPP or the grant of any option pursuant to the ESPP. No member of the Board of Directors who is eligible to participate in the ESPP may be a member of the committee appointed to administer the ESPP. No charges for administrative or other costs may be made against the payroll deductions of a participant in the ESPP. Members of the Board of Directors receive no additional compensation for their services in connection with the administration of the ESPP.

Eligibility; Participation

Any person who is employed by NaviSite (or by any subsidiary designated by the Board of Directors) (a) for at least 20 hours per week and (b) on the first day of a Plan Period (as defined below) is eligible to participate in the ESPP. As of September 30, 2007, approximately 750 employees were eligible to participate in the ESPP.

Eligible employees become participants in the ESPP by completing and delivering a payroll deduction authorization. An employee who becomes eligible to participate in the ESPP after the commencement of an offering period may not participate in the ESPP until the commencement of the next offering period.

Offerings

The ESPP was originally implemented by consecutive three-month offering periods. The initial offering period began on October 22, 1999 and ended on February 29, 2000. Each subsequent offering period commenced on the date immediately following the end of the preceding offering period and ended on the last day of the third full month thereafter. Each such period is referred to as a "Plan Period." The proposed amendment to the ESPP would change each Plan Period from three to six months so that there would be two Plan Periods per year. If the amendment and restatement of the ESPP is approved, the first new Plan Period will begin on January 1, 2008 and end on June 30, 2008. Each subsequent offering period will commence on the date immediately following the end of the preceding offering period and will end on the last day of the sixth full month thereafter. The Board of Directors has the power to alter the duration of a Plan Period without stockholder approval if such change is announced prior to the scheduled beginning of the first offering period to be affected.

Purchase Price

The purchase price per share at which shares are purchased under the ESPP is the lower of 85% of the fair market value of a share of NaviSite common stock on (a) the first day of business of a Plan Period or (b) the last business day of the Plan Period. The fair market value of NaviSite common stock on a given date is equal to its closing price on the Nasdaq Capital Market on such date.

Payment of Purchase Price; Payroll Deductions

ESPP shares are purchased with funds that are accumulated through payroll deductions during the offering period. The deductions may not exceed 10% of a participant's eligible compensation, as that term is defined in the ESPP. A participant may increase, decrease or discontinue payroll deductions once during a Plan Period.

All payroll deductions are credited to the participant's account under the ESPP; no interest accrues on the payroll deductions. All payroll deductions received or held by NaviSite may be used by NaviSite for any corporate purpose and such payroll deductions need not be segregated.

Purchase of Stock; Exercise of Option

At the beginning of each Plan Period, each participating employee is in effect granted an option to purchase shares of common stock. The maximum number of shares placed under option to a participant in an offering period is determined by multiplying $2,083 by the number of full months in the Plan Period and dividing the result by the closing price of NaviSite common stock on the first day of such Plan Period.

Withdrawal

A participant may terminate his or her participation in the ESPP at any time prior to the end of a Plan Period. All of the participant's accumulated payroll deductions will be paid to the participant promptly after receipt of his or her notice of withdrawal and his or her participation in the current offering period will be automatically terminated. No resumption of payroll deductions will occur on behalf of such participant unless such participant re-enrolls in the ESPP during the applicable open enrollment period preceding the commencement of a subsequent offering period. A participant's withdrawal from the ESPP during an offering period does not have any effect upon such participant's eligibility to participate in subsequent offering periods under the ESPP.

Termination of Employment

Termination of a participant's employment for any reason, including retirement or death, cancels his or her participation in the ESPP immediately. In such event, the payroll deductions credited to the participant's account will be returned to such participant or, in the case of death, to the person or persons designated in the subscription agreement.

Capital Changes

If any change is made in the capitalization of NaviSite, such as stock splits or stock dividends, which results in an increase or decrease in the number of shares of NaviSite common stock outstanding without receipt of consideration by NaviSite, appropriate adjustments will be made in the number of shares subject to purchase and in the purchase price per share, subject to any required action by the stockholders of NaviSite. In the event of the proposed sale of all or substantially all of the assets of NaviSite or the merger of NaviSite with or into another entity, (a) each holder of outstanding options shall be entitled to, upon exercise of the option, receive in lieu of shares of NaviSite common stock, rights to the consideration received by holders of NaviSite common stock pursuant to the terms of such transaction; (b) all outstanding options may be cancelled and all payroll deductions shall be paid out to participating employees; or (c) all outstanding options may be cancelled by the Board of Directors or its committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an option, and each holder of an Option shall have the right to exercise such option in full based on payroll deductions then credited to his account as of a date determined by the Board of Directors or its committee, which date shall not be less than ten (10) days preceding the effective date of such transaction.

Amendment and Termination of the ESPP

The Board of Directors may at any time amend or terminate the ESPP. An offering period may be terminated by the Board of Directors on any purchase date if it determines that the termination of the offering period or the ESPP is in the best interests of NaviSite and its stockholders. No amendment may be made to the ESPP without prior approval of the stockholders of NaviSite where such approval is necessary to comply with Section 423 of the Internal Revenue Code of 1986, as amended (the "Code") (i.e., if such amendment would increase the number of shares reserved under the ESPP or modify the eligibility requirements) and in no event may any amendment be made which would cause the ESPP to fail to comply with Section 423 of the Code.

Certain Federal Income Tax Information

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant at the time of grant of the option or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares have been held by the participant for more than two years after the offering date and more than one year after the purchase date, the excess of the fair market value of the shares at the time of such disposition over the purchase price will be treated as capital gain. If the shares are disposed of before the expiration of these holding periods, the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income, and any further gain or any loss on such disposition will be long-term or short-term capital gain or loss, depending on the holding period. NaviSite is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income reported by participants upon disposition of shares prior to the expiration of the two holding periods described above.

The foregoing is only a summary of the effect of federal income taxation upon the participant and NaviSite with respect to the purchase of shares under the ESPP, is not intended to be complete, and does not discuss the income tax laws of any municipality, state or foreign country.

Participation in the ESPP

Participation in the ESPP is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the ESPP are not determinable. Non-employee directors are not eligible to participate in the ESPP.

The Board of Directors recommends a vote FOR the approval of the amendment and restatement of NaviSite's 1999 Employee Stock Purchase Plan.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as NaviSite's independent registered public accounting firm to audit NaviSite's financial statements for the fiscal year ending July 31, 2008. KPMG LLP has audited the financial statements of NaviSite for each fiscal year since NaviSite's inception. If the stockholders do not ratify the selection of KPMG LLP as NaviSite's independent registered public accounting firm, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in NaviSite's and its stockholders' best interests. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders.

The Board of Directors recommends a vote FOR ratification of the selection of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2008.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of Members of the Board of Directors

The Board of Directors has determined that each of Messrs. James Dennedy, Thomas Evans and Larry Schwartz, constituting a majority of the directors of the Company, is an independent director as defined in the rules of The Nasdaq Stock Market, and none of Messrs. Dennedy, Evans and Schwartz has a material relationship with NaviSite other than by virtue of his service on the Board of Directors.

Board and Committee Meetings

The Board of Directors held 6 meetings during the fiscal year ended July 31, 2007. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which he served. NaviSite strongly encourages all directors to attend the annual meeting of stockholders. All members of the Board of Directors attended the 2006 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board of Directors has designated two principal standing committees, an audit committee (the "Audit Committee") and a Governance, Nominating and Compensation committee (the "GNC Committee"), which replaced the Company's Compensation Committee on April 24, 2007. The current members of the Audit Committee and the GNC Committee are identified in the following table:

Name	Audit Committee	GNC Committee
James Dennedy	Chair	X
Thomas R. Evans	X	X
Larry Schwartz	X	Chair

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibilities to stockholders concerning NaviSite's financial reporting and internal controls. The Audit Committee facilitates open communication among the Audit Committee, Board of Directors, NaviSite's independent registered public accounting firm and management. The Audit Committee discusses with management and NaviSite's independent registered public accounting firm the financial information developed by NaviSite, NaviSite's systems of internal controls and NaviSite's audit process. The Audit Committee is solely and directly responsible for appointing, evaluating, retaining, and, where necessary, terminating the engagement of NaviSite's independent registered public accounting firm. The independent registered public accounting firm meets with the Audit Committee (both with and without the presence of NaviSite's management) to review and discuss various matters pertaining to the audit, including NaviSite's financial statements, the report of the independent registered public accounting firm on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures and policies employed by NaviSite.

The Audit Committee preapproves all audit services to be provided to NaviSite by the principal auditor and all other services (including reviewing, attestation and non-audit services) to be provided to NaviSite by the independent registered public accounting firm.

The Audit Committee is charged with establishing procedures for (i) the receipt, retention and treatment of complaints received by NaviSite regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of NaviSite of concerns regarding questionable accounting or auditing matters. The Audit Committee reviews all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee. The Audit Committee is authorized, without further action by the Board of Directors, to engage independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on NaviSite's website, www.navisite.com.

The Board of Directors has determined that all of the members of the Audit Committee are independent as defined under the rules of The Nasdaq Stock Market, and that the Audit Committee members meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934. The Board of Directors has determined that James Dennedy is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. During the last fiscal year, the Audit Committee held 8 meetings.

GNC Committee

The GNC Committee assists the Board of Directors in fulfilling its responsibilities relating to (i) compensation of the Company's executive officers, (ii) the director nomination process and (iii) reviewing NaviSite's compliance with NASDAQ and SEC corporate governance requirements. The Board of Directors has adopted a written charter for the GNC Committee, a copy of which is available on NaviSite's website, www.navisite.com. The Board of Directors has determined that all of the members of the GNC Committee are independent as defined under the rules of The Nasdaq Stock Market. During the last fiscal year, the GNC Committee held 3 meetings, in addition to the 2 meetings of the Compensation Committee prior to its creation.

The GNC Committee determines salaries, incentives and other forms of compensation for the Chief Executive Officer and the executive officers of NaviSite and reviews and makes recommendations to the Board of Directors with respect to director compensation. In addition, the GNC Committee administers NaviSite's stock incentive compensation and equity-based plans.

The GNC Committee makes recommendations to the Board of Directors concerning all facets of the director nominee selection process. Generally, the GNC Committee identifies candidates for director nominees in consultation with management and the independent members of the Board, through the use of search firms or other advisers, through the recommendations submitted by stockholders or through such other methods as the GNC Committee deems to be helpful to identify candidates. Once candidates have been identified, the GNC Committee confirms that the candidates meet the qualifications for director nominees established by the Board. The GNC Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the GNC Committee deems to be helpful in the evaluation process. The GNC Committee meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board. Upon selection of a qualified candidate, the GNC Committee would recommend the candidate for consideration by the full Board of Directors.

In considering whether to include any particular candidate in the Board's slate of recommended director nominees, the Board will consider the candidate's integrity, education, business acumen, knowledge of NaviSite's business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Board does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. NaviSite believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The GNC Committee will consider director candidates who are recommended by the stockholders of NaviSite. Such recommendation for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation;
- Number of shares of NaviSite common stock that are owned beneficially and held of record by such stockholder;
- Name and address of the individual recommended for consideration as a director nominee;
- Principal occupation and experience of the director nominee;
- Total number of shares of NaviSite common stock that will be voted for the director nominee by the stockholder making the recommendation; and
- A written statement from the stockholder making the recommendation stating whether the director nominee has indicated his or her willingness to serve if elected and why such recommended candidate would be able to fulfill the duties of a director.

Nominations must be sent to the attention of the Secretary of NaviSite by U.S. mail to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Secretary will then provide the nomination to the GNC Committee for consideration. Assuming that the required material has been provided on a timely basis, the GNC Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors by sending written communications to the Board of Directors or any individual member of the Board of Directors to the following address: Board of Directors, c/o Secretary, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Secretary will forward all such correspondence accordingly, except for mass mailings, job inquiries, surveys, business solicitations or advertisements, personal grievances, matters as to which NaviSite tends to receive repetitive or duplicative communications, or patently offensive or otherwise inappropriate material.

MANAGEMENT

Officers are appointed annually by the Board and serve at the discretion of the Board. Set forth below is information regarding the current executive officers of NaviSite.

Name	Age	Position
Arthur P. Becker	57	Chief Executive Officer, President and Director
James W. Pluntze	46	Chief Financial Officer and Treasurer
Monique Cormier	39	General Counsel, Vice President and Secretary

Arthur P. Becker has served as a director of NaviSite since September 2002 and its Chief Executive Officer and President since February 2003. Since 2000, Mr. Becker has served as Vice Chairman and a director of CBT. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 44.7% of the outstanding shares of NaviSite common stock as of the Record Date. From 1999 to February 2003, Mr. Becker was a private investor and since 1999 he has been the Managing Member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies. Madison Technology LLC is a managing member of Atlantic Investors, LLC.

James W. Pluntze has served as Chief Financial Officer and Treasurer of NaviSite since January 2007. Mr. Pluntze first joined NaviSite in 2002 as a director and as the Chairman of the Audit Committee. From March 2003 until May 2005, Mr. Pluntze served as the acting Chief Financial Officer of NaviSite and from May 2005 until January 2007, Mr. Pluntze served as NaviSite's Senior Vice President of Finance.

Monique Cormier has served as the General Counsel, Vice President and Secretary of NaviSite since August 2005. From August 2004 to August 2005, Ms. Cormier served as Associate General Counsel for NaviSite. From March 2004 to July 2005, Ms. Cormier served as a Corporate Associate for Todtman, Nachamie Spizz & Johns, LLP, a general practice law firm. From September 2000 to October 2003, Ms. Cormier served as a Corporate Associate for Gunderson Dettmer, LLP, a full service law firm.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

We place a great deal of importance on recruiting, hiring, retaining and motivating high quality personnel. Our executive compensation program has three objectives: (i) to align the interests of our executive officers with the interests of our stockholders by basing a significant portion of an executive's compensation on our performance; (ii) to attract and retain talented executive officers who can contribute to our success; and (iii) to provide incentives for superior performance by our executives. Historically, we have chosen to achieve these objectives through salary increases, cash and stock bonuses and periodic stock option grants.

The GNC Committee's Process

Our GNC Committee annually reviews and approves the compensation of all of our executive officers. In its review, the GNC Committee assesses the competitiveness of our executive compensation program by comparing our pay practices with those of other companies whose business and financial condition are similar to that of NaviSite's. In determining individual salaries and bonuses, the GNC Committee considers overall corporate performance, business unit performance, individual performance and an individual's historical salary and bonus levels.

Our GNC Committee recently adopted a written Policy Regarding Compensation of Executive Officers (the "Compensation Policy"). Under the Compensation Policy, the aggregate compensation of our executive officers, including annual base salary, target bonus and long-term incentive compensation, will be reviewed by the GNC Committee annually the first week of June.

Compensation Consultant

Our compensation consultant, DolmatConnell & Partners, provided executive and Board compensation analysis, developed an appropriate data source for comparative purposes, presented market competitive long-term incentive stock grant practices, reviewed stock ownership guidelines and alternatives to stock granting practices, developed long-term incentive strategies and developed allocation guidelines.

Role of Executive Officers in Compensation Decisions

Our GNC Committee makes all determinations affecting the compensation for our executive officers, including our Chief Executive Officer, or CEO. Our GNC Committee receives our CEO's recommendations with respect to all components of our executive officers' compensation. Our GNC Committee expressly retains the right to exercise its discretion in modifying any adjustments or awards recommended by the CEO. In the case of our CEO's compensation, our GNC Committee conducts its own evaluation of his performance and does not request any recommendation from our CEO regarding his compensation. Ultimately, our GNC Committee reserves to itself discretion with respect to all compensation of our executive officers.

Compensation Elements

Elements of compensation for our executive officers include

- base salary
- annual bonuses
- long-term incentive awards
- employee benefits
- perquisites and personal benefits.

Our policy for allocating between currently paid and long-term compensation is to ensure adequate base compensation to attract and retain our personnel, while providing incentives to maximize our long-term value for our stockholders. We do not adhere to rigid formulas or targets in determining the mix of compensation elements. We incorporate flexibility into our compensation structure to respond to the changing business environment and needs of the Company.

Base Salaries. A competitive base salary is the foundation of our compensation structure and we believe it is required to attract, retain and motivate the executive officers in alignment with our business strategies. Absent a promotion or significant increase in responsibilities, our GNC Committee reviews base salaries of our executive officers in the context of existing salaries. In fiscal 2007, our Committee reviewed our executive officers' base salaries and approved base salary increases of 27% for Mr. Becker, 25% for Mr. Pluntze and 6% for Ms. Cormier. Mr. Becker's salary increase reflected the growing size of the Company and brought his base salary in line with comparable companies. Mr. Pluntze's salary increase reflected his new position as Chief Financial Officer and Ms. Cormier's salary increase was reflective of her prior year performance.

Annual Bonuses. A significant portion of the direct cash compensation for our executive officers consists of annual incentive bonuses. Bonus targets for our executive officers are tied to performance measures at the corporate level. Our GNC Committee established a target bonus opportunity for each of our executive officers for fiscal 2007 under our FY 2007 Executive Management Bonus Program. Of the bonus potential for each of the executive officers, 75% is based on Corporate EBITDA (fiscal 2007 target of $28,000,000) and 25% is based on Corporate Revenue (fiscal 2007 target of $130,249,000). Each executive officer also had an over-achievement bonus opportunity based on Corporate EBITDA achievement between $28,000,000 and $32,000,000. Depending on NaviSite's performance, bonuses could range from 0% to 148% of each executive's target bonus. Actual bonus payments for fiscal 2007 are set forth in the Summary Compensation Table and reflect that we achieved (i) 86% of our Corporate EBITDA target and (ii) 97% of our Corporate Revenue target. Bonuses under the Bonus Program were 75% of target bonuses.

Long-Term Equity Incentives. The GNC Committee believes that placing a portion of an executive's total compensation in the form of stock options achieves three objectives: (i) it aligns the interest of our executives directly with those of our stockholders; (ii) it gives executives a significant long-term interest in our success; and (iii) it helps us retain key executives. In determining the number and terms of options to grant an executive, the GNC Committee will primarily consider the executive's past performance and the degree to which an incentive for long-term performance would benefit NaviSite. The GNC Committee also considers the number of shares of our common stock covered by, and the exercise price of, outstanding stock options, the total number of shares reserved for issuance under our stock option plans, our projected hiring needs for the near future and our recent performance.

In fiscal 2007, we granted a total of 75,000 stock options to our executive officers. Because the exercise price of stock options was equal to the closing price of our common stock on the date of grant, these stock options will only deliver a reward if the stock price appreciates from the price on the date the stock options were granted. This design is intended to focus executive officers on the long-term enhancement of stockholder value. The number of shares of common stock subject to stock option awards granted to our executive officers in fiscal 2007 was based primarily on the dollar value of the award granted. As a result, the number of shares underlying stock option awards will likely vary from year to year as it is dependent on the price of our common stock on the date of grant.

Beginning in fiscal 2008 under the Compensation Policy, long-term incentive compensation for executive officers will be comprised of grants of shares of restricted stock (the "Annual Restricted Stock Grants"). The Annual Restricted Stock Grants will be comprised of (i) grants that are subject to three year time-vesting with ⅓ of the shares vesting on each of the first, second and third anniversaries of the grant date, and (ii) performance-based grants that are subject to vesting at the rate of ⅓ of the shares on each of the first, second and third anniversaries of the grant date, provided that the performance-based grants will be fully vested upon the achievement of financial performance targets established annually by the Board for the applicable fiscal year. The number of shares subject to the Annual Restricted Stock Grants will be determined by the GNC Committee each year. The effective grant date of the Annual Restricted Stock Grants will be June 15th of each year, beginning with fiscal 2009. The effective grant date for fiscal 2008 was August 21, 2007.

Employee Benefits. We sponsor the following benefits under which our executive officers and other eligible employees may participate. The cost of such coverage for employee and dependents is partially borne by the executive or employee and dependent upon coverage elected. Eligibility for participation is upon hire, most benefits include a prerequisite of working 30-hours or more per week on a consistent basis.

- Health Insurance-Offer an HMO and two PPO plans which provide for in and out of network coverage.
- Dental Insurance-Provide 100% coverage for preventative, 80% basic restorative, 50% major restorative. Deductible is $50/$150 calendar year basic or major. Orthodontic 50% to $1,500 maximum.
- Vision-Hardware reimbursement for glasses, lenses, contacts. $150 per person/$400 family. No premium cost.
- Life/AD&D-Benefit equal to two times their base annual salary, not to exceed $500,000. Commission, bonus and overtime excluded. 100% paid by company. Supplemental life/AD&D also offered. Cost borne by executive or employee.
- STD/LTD-NaviSite bears the cost of these policies. Optional employee purchase of tax free benefit offered.
- FSA (Flexible Spending Account Health/Dependent)-Allows use of pre-tax dollars to cover certain expenses not covered by insurance.
- 401(k) Plan-All of our employees who work in the US are eligible to participate in the 401(k) Plan if they meet eligibility requirements. Contribute on a pre-tax basis, up to 50% of their respective total income (includes commission, bonus and overtime) from us, subject to a maximum aggregate annual contribution imposed by the IRS. We currently have no employer match.
- Employee Assistance Program-24/7 confidential hotline and website assistance.

Executive Officer Agreements

We have employment agreements and indemnification agreements with our executive officers. We have also entered into Separation Agreements with our executive officers. Under these agreements, these officers will be entitled to receive severance benefits upon termination by NaviSite without cause or by the executive officer for good reason following a change in control. See "Employment Agreements" and "Potential Payments Upon Termination or Change in Control" below for a more detailed description of these agreements. We believe that the potential benefits provided by these agreements will help: (i) assure that our executive officers can give their full attention and dedication to our business, free from distractions caused by personal uncertainties and risks related to a pending or threatened change in control, (ii) assure our executive officers' objectivity in considering shareholders' interests, (iii) assure our executive officers of fair treatment in case of involuntary termination following a change in control, and (iv) attract and retain key executive talent.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to certain officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The GNC Committee intends to review the potential effects of Section 162(m) of the Code periodically and intends to structure our stock option grants and certain other equity-based awards in a manner that is intended to avoid disallowances under Section 162(m) of the Code unless the GNC Committee believes that such compliance would not be in the best interest of us or our stockholders.

Accounting for Stock-Based Compensation. Beginning on August 1, 2005, the Company began accounting for stock-based payments including stock option awards in accordance with the requirements of Statement of Financial Accounting Standards No. 123 (Revised), *Share Based Payment.*

GNC Committee Report

The GNC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K 402(b) with management. Based on this review and discussion, the GNC Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement on Schedule 14A.

By the Governance, Nominating and
Compensation Committee

Larry Schwartz, Chairman
James Dennedy
Thomas R. Evans

The information contained in the foregoing report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference into any of NaviSite's previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Arthur P. Becker .... Chief Executive Officer and President	2007	$350,000	$187,500	$367,218	—	$904,718
James W. Pluntze(3)..... Chief Financial Officer and Treasurer	2007	$204,231	$ 75,000	$ 98,155	—	$377,386
Monique Cormier....... General Counsel, Vice President and Secretary	2007	$190,000	$ 41,250	$ 21,063	—	$252,313
John J. Gavin, Jr.(4)..... Former Chief Financial Officer	2007	$116,346	—	$198,459	$13,702(5)	$250,507

(1) Bonuses were earned under the FY 2007 Executive Management Bonus Program. Bonuses were not paid until September 28, 2007.

(2) Reflects the fiscal 2007 expense for stock option awards granted to the Named Executives. Amounts reflect the compensation cost recorded in the fiscal 2007 consolidated financial statements for each named individual and includes grants made in previous years for which compensation expense is required to be recognized in accordance with Financial Accounting Standards Board "Share Based Payment, an amendment of FASB Statements No 123 and 95" (SFAS 123R). The expense has been calculated based on the grant date fair value of the respective awards using a Black-Scholes option pricing model. Please refer to footnote 3(m) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2007. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual value that might be realized by the named individuals.

(3) Mr. Pluntze was promoted to Chief Financial Officer on January 1, 2007.

(4) Mr. Gavin resigned from the Company on January 1, 2007.

(5) Consists of payment for unused vacation upon Mr. Gavin's resignation.

The following table sets forth the details of options granted to the Named Executives during 2007.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	A All Other Option Awards: Number of Securities Underlying Options (#)	B Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
Arthur P. Becker	—	—	—	—
James W. Pluntze	11/28/2006	75,000(1)	$4.14	$220,703
Monique Cormier	—	—	—	—
John J. Gavin, Jr.	—	—	—	—

(1) The option was granted under the Amended and Restated 2003 Stock Incentive Plan. 25% of the option became exercisable on May 27, 2007. The remainder of the option is vesting in equal amounts each month for a three year period which began on May 27, 2007. The option expires on November 27, 2016.

(2) Amount reflects the grant date fair value of the option computed in accordance with SFAS 123(R) using a Black-Scholes option pricing model. Please refer to footnote 3(m) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2007. These amounts reflect the Company's

accounting expense for these awards and do not correspond to the actual value that might be realized by the named individual.

Employment Agreements

We entered into an employment agreement with Arthur P. Becker as of February 21, 2003, pursuant to which he is employed as our Chief Executive Officer and President. His agreement is for a continuous term, but subject to the provisions described under "Potential Payments Upon Termination or Change in Control", may be terminated by either party at any time. Pursuant to this agreement, Mr. Becker is entitled to receive:

- a base salary, currently $350,000 per year, which is reviewed by our GNC Committee annually (but no more frequently than annually);
- an annual bonus upon our achievement of various financial and/or other goals established by the Board; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

We have also entered into an indemnification agreement with Mr. Becker pursuant to which he will be indemnified by us, subject to certain limitations, for any liabilities incurred by him in connection with his role as a director and officer of NaviSite.

We entered into an employment offer letter with Monique Cormier as of August 12, 2005, pursuant to which she is employed as our General Counsel. Pursuant to this agreement, Ms. Cormier is entitled to receive:

- a base salary, currently $190,000 per year; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

For details regarding our obligations in the event of various potential circumstances of termination of employment for any of our executive officers, please see "Potential Payments Upon Termination or Change-In-Control" below.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Arthur P. Becker	40,000	—	$2.55	7/9/2013
	60,000	—	2.55	7/10/2013
	400,000	—	5.41	1/30/2014
	375,002	124,998(1)	1.58	3/31/2015
	103,125	—	1.48	2/17/2016
James W. Pluntze	40,000	—	2.55	7/9/2013
	40,000	—	2.55	7/10/2013
	3,125	—	2.55	1/30/2014
	14,062	2,813(2)	2.55	9/20/2014
	60,000	20,000(3)	1.58	3/31/2015
	22,500	—	1.45	2/23/2016
	21,875	53,125(4)	4.14	11/27/2016
Monique Cormier	8,970	5,105(5)	1.80	8/9/2014
	3,750	1,250(6)	1.58	3/31/2015
	24,166	15,834(7)	1.55	8/31/2015
	12,500	—	1.48	2/17/2016
John J. Gavin, Jr.	—	—	—	—

(1) Options for the purchase of approximately 13,889 shares vest and become exercisable each month until they are fully vested and exercisable on April 1, 2008.

(2) Options for the purchase of approximately 351 shares vest and become exercisable each month until they are fully vested and exercisable on March 19, 2008.

(3) Options for the purchase of approximately 2,222 shares vest and become exercisable each month until they are fully vested and exercisable on April 1, 2008.

(4) Options for the purchase of approximately 1,562 shares vest and become exercisable each month until they are fully vested and exercisable on May 27, 2010.

(5) Options for the purchase of approximately 729 shares vest and become exercisable each month until they are fully vested and exercisable on February 5, 2008.

(6) Options for the purchase of approximately 139 shares vest and become exercisable each month until they are fully vested and exercisable on April 1, 2008.

(7) Options for the purchase of approximately 833 shares vest and become exercisable each month until they are fully vested and exercisable on February 28, 2009.

The following table sets forth certain information for each of the Named Executive Officers concerning the number and value realized on the exercise of stock options during fiscal 2007.

OPTION EXERCISES

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Arthur P. Becker	—	—
James W. Pluntze	—	—
Monique Cormier	20,925	$ 112,945
John J. Gavin, Jr.	388,543	$1,574,555

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

Potential Payments Upon Termination or Change-in-Control

Under Mr. Becker's employment agreement, if his employment is terminated (i) by reason of death or disability, (ii) by us with cause or (iii) due to his voluntary resignation, then he will receive no additional salary or benefits other than what has accrued through the date of termination.

If Mr. Becker's employment is terminated without cause and he signs a general release of known and unknown claims in a form satisfactory to us, Mr. Becker will receive severance payments at his final base salary rate, less applicable withholding, until the earlier of (i) six months after the date of his termination without cause, or (ii) the date on which he first commences other employment.

On April 6, 2006, we entered into a Separation Agreement with Mr. Becker. The Separation Agreement provides that if his employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Becker for good reason (as defined) following a change of control (as defined), then we shall be obligated to (i) pay Mr. Becker as severance his annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Becker in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Becker for COBRA payments for health and welfare benefits continuation if he elects COBRA coverage for a period of six months. Mr. Becker will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the six month period following his termination. The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Mr. Becker under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Becker in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

On April 6, 2006, we entered into a Separation Agreement with Ms. Cormier. The Separation Agreement provides that if her employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Ms. Cormier for good reason (as defined) following a change of control (as defined), then we shall be obligated to (i) pay Ms. Cormier as severance her annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment equal to her target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Ms. Cormier in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Ms. Cormier for COBRA payments for health and welfare benefits continuation if she elects COBRA coverage for a period of six months. Ms. Cormier will not be entitled to the foregoing benefits if an equivalent benefit is received by her from another employer during the six month period following her termination.

The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Ms. Cormier under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Ms. Cormier in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

On July 31, 2007, we entered into a new Separation Agreement with Mr. Pluntze, which supersedes the Separation Agreement between us and Mr. Pluntze dated April 3, 2006. The Separation Agreement provides that if Mr. Pluntze's employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Pluntze for good reason (as defined) following a change in control, then we shall be obligated to (i) pay to Mr. Pluntze as severance his annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment to Mr. Pluntze equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay to Mr. Pluntze any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Pluntze in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Pluntze for COBRA payments for health and welfare benefits continuation if Mr. Pluntze elects COBRA coverage for a period of six months. Mr. Pluntze will not be entitled to the foregoing benefits if an equivalent benefit is received by Mr. Pluntze from another employer during the six month period following his termination.

The Separation Agreement also provides that upon a change in control (as defined) all options and shares of restricted stock granted or issued to Mr. Pluntze under our Amended and Restated 2003 Stock Incentive Plan or any other stock incentive plan of NaviSite shall become exercisable and vested in full on the date of the change in control.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Pluntze in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

The following table summarizes payments that the Company would be required to make to each executive officer under the separation agreements in the case of (1) termination of the executive without cause and (2) termination related to a change in control of the Company. For the purposes of this table, we have assumed that each event occurred on July 31, 2007, the last business day of our last completed fiscal year.

	Payments for Termination Without Cause ($)		Payments for Termination upon Change in Control ($)		
Name	Severance(1)	Health Benefits(2)	Severance(1)	Accelerated Vesting(3)	Health Benefits(2)
Arthur P. Becker	425,000	7,303	425,000	110,034	7,303
James W. Pluntze	212,500	7,998	212,500	177,723	7,998
Monique Cormier	150,000	2,643	150,000	21,030	2,643
John J. Gavin, Jr.	—	—	—	—	—

(1) Severance is for six (6) months base pay and Fiscal Year 2007 target bonus.

(2) Health Benefits are COBRA payments for six (6) months following termination.

(3) Cost to accelerate vesting of options is the amount of stock compensation which would be recorded under FAS 123(R).

The following table summarizes compensation paid to our non-employee directors during fiscal 2007.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
James Dennedy	30,542	38,450(2)	68,993
Thomas R. Evans	28,083	59,196(3)	87,281
Andrew Ruhan	29,000	38,450(4)	67,453
Larry Schwartz	30,542	38,450(5)	68,996

(1) Reflects the fiscal 2007 expense for stock option awards granted to the director in prior years and in fiscal 2007. Amounts reflect the compensation cost recorded in the fiscal 2007 consolidated financial statements for each named individual and includes grants made in previous years for which compensation expense is required to be recognized in accordance with SFAS 123(R). The expense has been calculated based on the grant date fair value of the respective awards using a Black-Scholes option pricing model. Please refer to footnote 3(m) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2007. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual value that might be realized by the named individuals.

(2) Represents 115,000 options outstanding of which 108,750 are currently exercisable.

(3) Represents 95,000 options outstanding of which 88,750 are currently exercisable.

(4) Represents 80,000 options outstanding of which 73,750 are currently exercisable.

(5) Represents 115,000 options outstanding of which 108,750 are currently exercisable.

On August 10, 2007, based upon the recommendation of the GNC Committee, the Board of Directors adopted the NaviSite, Inc. Amended and Restated Director Compensation Plan (the "Plan"). The Plan provides that each independent director and the Chairman of the Board shall be paid an annual fee of $36,000. In addition, the Plan provides that the chairman of the GNC Committee and the chairman of the Audit Committee shall each receive an additional annual fee of $15,000. Each member of the GNC Committee and the Audit Committee (other than the chair of each such committee) shall receive an additional annual fee of $7,500, and the Chairman of the Board shall receive an additional annual fee of $15,000. All annual fees shall be payable in quarterly installments. The Plan also provides that upon initial election to the Board, each independent director and the Chairman of the Board shall receive an initial grant of 31,500 shares of restricted common stock. The shares subject to the initial grant shall vest monthly over a period of thirty-six months. Upon re-election to the Board, each independent director and the Chairman of the Board shall receive a grant of 15,750 shares of restricted common stock. The members of the Audit Committee and the GNC Committee, and the Committee Chairs, will not receive any additional shares of restricted common stock as a result of their membership on such committees or position as a chair of such committee. The shares of restricted common stock subject to the annual grant shall vest monthly over a period of twelve months. Upon a change in control of the Company, the shares subject to the initial grant and the annual grant shall become fully vested.

During the 2007 fiscal year, Mr. Becker was not paid for service on the Board of Directors. In accordance with our previous director compensation policy, upon re-election to the Board of Directors, each of Messrs. Ruhan (Chairman), Evans, Dennedy and Schwartz received an option to purchase 15,000 shares of NaviSite common stock on December 12, 2006 at a purchase price per share of $4.82. The option vests monthly over a period of 12 months. In addition, under the director compensation policy, we paid Mr. Dennedy $8,000 for his service as Chairman of the Audit Committee and as a member of the GNC Committee; Mr. Evans $6,000 for his service on the Audit Committee and GNC Committee; Mr. Schwartz $8,000 as Chairman of the GNC Committee and member of the Audit Committee and Mr. Ruhan $7,000 as Chairman of the Board.

Apart from the arrangements discussed above, we do not pay any cash compensation to members of our Board of Directors for their services as members of the Board of Directors, although directors are reimbursed for their reasonable travel expenses incurred in connection with attending Board of Directors and committee meetings. Directors who are also NaviSite officers or employees are eligible to participate in the Amended and Restated 2003 Stock Incentive Plan.

Each member of the Board of Directors has entered into an indemnification agreement with us pursuant to which they will be indemnified by us, subject to certain limitations, for any liabilities incurred by them in connection with their role as directors of NaviSite.

ADDITIONAL INFORMATION

Compensation Committee Interlocks and Insider Participation

The members of the GNC Committee are Messrs. Dennedy, Evans and Schwartz, all of whom are independent directors. No member of the GNC Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of NaviSite or another entity.

Independent Registered Public Accounting Firm Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of NaviSite's annual financial statements for fiscal years ended July 31, 2006 and 2007, and fees billed for other services rendered by KPMG LLP.

	2006	2007
Audit Fees(1)	$557,750	$577,672
Audit-Related Fees(2)	55,600	68,750
Audit and Audit-Related Fees	613,350	646,422
Tax Fees(3)	65,000	65,000
All Other Fees(4)	10,000	7,100
Total Fees	$688,350	$718,522

(1) Audit fees consisted principally of fees for the audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements. The audit fee for both fiscal years also includes fees for the review of, and consents included within, NaviSite's registration statements and other SEC filings.

(2) Audit-related fees consisted principally of fees for accounting consultation on proposed transactions.

(3) Tax fees consisted principally of fees for tax compliance, tax planning and tax advice.

(4) All other fees consisted of fees for consultation on employment tax matters.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Audit Committee Financial Expert

The Board of Directors has determined that James Dennedy is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Mr. Dennedy is independent as defined in applicable Nasdaq listing standards.

Audit Committee Report

The Audit Committee of the Board of Directors has reviewed and discussed NaviSite's audited financial statements for fiscal year 2007 with NaviSite's management. The Audit Committee has discussed with KPMG, NaviSite's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1 and has discussed with KPMG its independence. The Audit Committee also considered whether KPMG's provision of non-audit services to NaviSite is compatible with maintaining KPMG's independence. Based on the review and discussions described above, among other things, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in NaviSite's Annual Report on Form 10-K for fiscal year 2007.

AUDIT COMMITTEE

James Dennedy, Chairman
Larry Schwartz
Thomas R. Evans

The information contained in the foregoing report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference into any of NaviSite's previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

Certain Relationships and Related Transactions

The Audit Committee approves all related party transactions to which NaviSite is a party.

SPCP Group, LLC and SPCP Group III LLC

In April 2006, we entered into a senior secured term loan and senior secured revolving credit facility, (the "Silver Point Debt") with Silver Point Finance LLC, ("Silver Point"). The term loan consisted of a five year single-draw term loan in the aggregate amount of $70 million. Proceeds under the term loan were used to repay certain maturing debt and increase borrowing available for general corporate purposes. Borrowings under the term loan were guaranteed by the Company and all of its subsidiaries. During the first twelve months of the loan, we were required to make quarterly interest only payments to Silver Point. Commencing one year after the closing date of the loan, we were scheduled to begin making quarterly principal payments. The original maturity date of the Silver Point term Loan was April 11, 2011. Silver Point was entitled to prepayment of the outstanding balance under the term loan, if any, upon the occurrence of various events, including among others, if the Company sells assets and does not reinvest the proceeds in assets or receives cash proceeds from the incurrence of any indebtedness, has excess cash, or closes an equity financing transaction, provided that the first $10 million plus 50% of the remaining net proceeds from an equity financing was not subject to the mandatory prepayment requirement. Generally, prepayments were subject to a prepayment premium ranging from 8%-1% depending upon the timing of the prepayment.

Amounts outstanding under the Silver Point term loan bore interest at either a) 7% per annum plus, the greater of i) Prime Rate, and ii) the Federal Funds Effective Rate plus 3%, or b) 8% plus LIBOR. To the extent interest payable on the Term Loan a) exceeded the LIBOR rate plus 5% in year one or b) exceeded the LIBOR Rate plus 7% for the years thereafter, such amounts exceeding the threshold would have been capitalized and added to the outstanding principal amount of the Term Loan and bore interest. Outstanding amounts under the Silver Point revolving credit facility bore interest at either: a) 7% per annum plus, the greater of i) Prime Rate, and ii) the Federal Funds Effective Rate plus 3%, or b) 8% plus LIBOR. Interest was payable in arrears on the last day of the month for non-LIBOR rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR rate loans.

In connection with the Silver Point borrowing, the Company issued two warrants to purchase an aggregate amount of 3,514,933 shares of common stock of the Company at an exercise price of $0.01 per share. These warrants were not exercisable until after 90 days following the closing date of the Silver Point borrowings and will expire on April 11, 2016.

In February 2007, the Company entered into Amendment No. 4 and Waiver to Credit and Guaranty Agreement (the "Amendment") with Silver Point. Under the Amendment, Silver Point provided to the Company an additional term loan in the original principal amount of $3,762,753, (the "Supplemental Term Loan"). The terms of the Supplemental Term Loan were identical to the original terms of the Silver Point debt. Amounts borrowed under the Supplemental Term Loan were used for working capital and other general corporate purposes.

In February 2007, in connection with the Amendment, the Company issued warrants to Silver Point to purchase an aggregate of 415,203 shares of common stock at an exercise price of $0.01 per share.

The Silver Point Debt was paid in full in June 2007.

At any time and from time to time until April 11, 2016, the warrantholders are entitled to demand and piggyback registration rights, whereby either warrantholder may request that we file a registration statement, or include within a registration statement to be filed, with the Securities and Exchange Commission for the warrantholders' resale of the shares of common stock issuable upon exercise of the warrants.

SPCP Group, LLC and SPCP Group III LLC are no longer 5% stockholders of NaviSite.

Atlantic Investors, LLC

Atlantic Investors, LLC owns approximately 45% of our outstanding common stock.

Some of the members of our management group also serve as members of the management group of Atlantic Investors and its affiliates. Specifically, Andrew Ruhan, the Chairman of our Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors. Arthur Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors

In January 2003, we entered into a $10.0 million Loan and Security Agreement ("Atlantic Loan") with Atlantic Investors. The Atlantic Loan bore interest at a rate of 8% per annum. In April 2006, the Company entered into an Amended and Restated Loan Agreement with Atlantic, in connection with and as a condition precedent to the Silver Point Debt, which amended and restated the existing loan agreement between the Company and Atlantic. Under the Atlantic amendment and related transaction documents, Atlantic agreed to i) reduce the availability of the Atlantic Loan to the amount outstanding as of April 2006 of $3.0 million and approximately $0.7 million of accrued interest; ii) agreed that this indebtedness shall become an unsecured obligation of the Company; iii) agreed to subordinate this indebtedness to amounts owed by the Company to Silver Point; and iv) agreed to extend the maturity date of the loan to the earlier of the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Debt have been paid in full.

The principal and accrued interest of the Atlantic Loan from time to time became convertible into shares of the Company's common stock at $2.81 per share, (the market price of our stock on April 11, 2006), 90 days following April 11, 2006.

In January 2007, Atlantic converted all of the remaining principal and accrued interest of $3,863,610 into 1,374,950 shares of the Company's common stock.

On April 11, 2006, we entered into an unsecured subordinated Revolving Credit Agreement with Atlantic Investors, in connection with and as a condition precedent to the Silver Point Debt, whereby the Company established a subordinated revolving credit facility with Atlantic (the "Atlantic Facility") in the amount not to exceed $5 million. Credit advances under the Atlantic Facility bore interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, or (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus LIBOR. Interest was, at the Company's option, to be paid in cash or promissory notes. All outstanding amounts under the Atlantic Facility shall be paid in full by the Company no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Debt have been paid in full.

The Atlantic Facility was terminated in connection with the Company's debt refinancing in June 2007.

Hewlett-Packard Financial Services Company and Affiliates

Beginning April 1, 2004, we entered into an outsourcing agreement with ClearBlue Technologies (UK) Limited ("ClearBlue") whereby, the Company will provide certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. The Company charges ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. During the fiscal year ended July 31, 2007, the Company charged ClearBlue approximately $243,000 under this agreement.

Hewlett-Packard Financial Services Company is no longer a 5% stockholder of NaviSite.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires NaviSite's directors, executive officers and persons who own more than 10% of a registered class of NaviSite's equity securities (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely upon review of copies of such reports, or other written representations from Reporting Persons, NaviSite believes that, during the fiscal year ended July 31, 2007, all Reporting Persons complied with all applicable requirements of Section 16(a) of the Exchange Act, except that Atlantic Investors, LLC filed a Form 4 on December 28, 2006 which reflected a conversion feature on a promissory note that first became exercisable on July 10, 2006.

Annual Report on Form 10-K

Concurrently with this Proxy Statement, NaviSite is sending a copy of its 2007 Annual Report on Form 10-K without exhibits to all of its stockholders of record as of October 22, 2007. The 2007 Annual Report contains NaviSite's audited consolidated financial statements for the fiscal year ended July 31, 2007.

A copy of NaviSite's Annual Report on Form 10-K (with all exhibits) for the fiscal year ended July 31, 2007 filed with the SEC may be accessed from the SEC's website (www.sec.gov) or may be obtained without charge upon written request to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, Attention: Investor Relations.

Other Matters

The Board of Directors does not know of any other matters which may come before the Annual Meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters. Discretionary authority for them to do so is contained in the enclosed proxy card.

An adjournment of the Annual Meeting may be made from time to time by the chairman of the Annual Meeting or by approval of the holders of shares representing a majority of the votes present in person or by proxy at the Annual Meeting, whether or not a quorum exists. In their discretion, the proxies named in the proxy card are authorized to vote upon any adjournment of the Annual Meeting. However, no proxies voted against Proposal Nos. 2 or 3 will be voted in favor of adjournment of the Annual Meeting for the purpose of soliciting additional proxies with respect to any such proposal.

Stockholder Proposals

Proposals of stockholders intended to be presented in NaviSite's proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), must be received by NaviSite no later than July 16, 2008 in order to be included in NaviSite's proxy statement and form of proxy relating to that meeting.

Under the By-Laws, proposals of stockholders intended to be submitted for a formal vote at NaviSite's 2008 Annual Meeting of Stockholders (other than proposals intended to be included in NaviSite's proxy statement and form of proxy in accordance with Rule 14a-8) may be made only by a stockholder of record who has given notice of the proposal to the Secretary of NaviSite at its principal executive offices no earlier than September 16, 2008 and no later than October 1, 2008.

By order of the Board of Directors,



MONIQUE CORMIER
Secretary

November 13, 2007

AMENDED AND RESTATED NAVISITE, INC. 1999 EMPLOYEE STOCK PURCHASE PLAN

The purpose of this 1999 Employee Stock Purchase Plan (the "Plan") is to provide eligible employees of NaviSite, Inc. (the "Company") with opportunities to purchase shares of the Company's common stock, $.01 par value (the "Common Stock"). 516,666 shares of Common Stock in the aggregate have been approved for this purpose. This Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder and shall be interpreted consistent therewith.

1. Administration.

The Plan will be administered by the Board of Directors of the Company (the "Board) or by a Committee appointed by the Board (the "Committee"). The Board or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretation and decisions with regard thereto shall be final and conclusive.

2. Eligibility.

All employees of the Company, including Directors who are employees, and all employees of any subsidiary of the Company (as defined in Section 424(f) of the Code) designated by the Board or the Committee from time to time (a "Designated Subsidiary"), are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to purchase Common Stock under the Plan provided that: (a) they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year; and (b) they have been employed by the Company or a Designated Subsidiary for at least six months prior to enrolling in the Plan; and (c) they are employees of the Company or a Designated Subsidiary on the first day of the applicable Plan Period (as defined below). No employee may be granted an option hereunder if such employee, immediately after the option is granted, owns, directly or indirectly, 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee.

3. Offerings.

The Company will make one or more offerings ("Offerings") to employees to purchase stock under this Plan. Unless otherwise determined by the Board or Committee, the first Offering after this amendment and restatement is approved by the stockholders of the Company will commence on January 1, 2008 and end on June 30, 2008. Unless otherwise determined by the Board or the Committee, subsequent Offerings will commence on the date after the end of the preceding Offering and will end on the last day of the sixth full month thereafter. Each such period is referred to as a Plan Period (a "Plan Period"). The Board or the Committee may, at its discretion, choose a different Plan Period for any Offerings.

4. Participation.

An employee eligible on the first day of any Offering (an "Offering Commencement Date") may participate in such Offering by completing and forwarding a payroll deduction authorization form to the employee's appropriate payroll office prior to the enrollment deadline established by the Board or Committee. The form will authorize a regular payroll deduction from the Compensation received by the employee during the Plan Period. Unless an employee files a new form or withdraws from the Plan, his or her deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The term "Compensation" means the amount of money reportable on the employee's Federal Income Tax Withholding Statement, excluding overtime, shift premium, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances for travel expenses, income or gains on the exercise of Company stock options or stock appreciation rights, and similar items, whether or not shown on the employee's Federal Income Tax Withholding Statement, but including, in the case of salespersons, sales commissions to the extent determined by the Board or the Committee.

5. Deductions.

The Company will maintain payroll deduction accounts for all participating employees. With respect to any Offering made under this Plan, an employee may authorize a payroll deduction in any whole percentage (not less than 1% or more than 10%) or dollar amount not less than $10, or such lesser amount as the Board or Committee shall determine before the start of each Plan Period, of the Compensation he or she receives during the Plan Period or such shorter period during which deductions from payroll are made, provided that such percentage or amount may not result in total deductions of less than $100 for any Plan Period for any employee. No employee may be granted an Option which permits his rights to purchase Common Stock under this Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and any subsidiaries, to accrue at a rate which exceeds $25,000 of fair market value of such Common Stock (determined at the Offering Commencement Date of the Plan Period) for each calendar year in which the Option is outstanding at any time.

6. Deduction Changes.

An employee may decrease, increase or discontinue his payroll deduction once during any Plan Period, by filing a new payroll deduction authorization form. If an employee elects to discontinue his payroll deductions during a Plan Period, but does not elect to withdraw his funds pursuant to Section 8 hereof, funds deducted prior to his or her election to discontinue will be applied to the purchase of Common Stock on the Exercise Date (as defined below).

7. Interest.

Interest will not be paid on any employee accounts, except to the extent that the Board or the Committee, in its sole discretion, elects to credit employee accounts with interest at such per annum rate as it may from time to time determine.

8. Withdrawal of Funds.

An employee may at any time prior to the close of business on the last business day in a Plan Period and for any reason permanently draw out the balance accumulated in the employee's account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board or the Committee.

9. Purchase of Shares.

On the Offering Commencement Date of each Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option ("Option") to purchase on the last business day of such Plan Period (the "Exercise Date"), at the Option Price hereinafter provided for, the largest number of whole shares of Common Stock of the Company as does not exceed the number of shares determined by multiplying $2,083 by the number of full months in the Offering Period and dividing the result by the closing price (as defined below) on the Offering Commencement Date of such Plan Period. Except as otherwise provided herein, the purchase price for each share purchased will be 85% of the closing price of the Common Stock on (i) the first business day of such Plan Period or (ii) the Exercise Date, whichever closing price shall be less. Such closing price shall be (a) the closing price on any national securities exchange on which the Common Stock is listed, (b) the closing price on the Nasdaq Capital Market or (c) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in The Wall Street Journal. If no sales of Common Stock were made on such a day, the price of the Common Stock for purposes of clauses (a) and (b) above shall be the reported price for the next preceding day on which sales were made.

Notwithstanding the foregoing, for purposes of the initial Plan Period, the purchase price for each share will be (i) 85% of the price at which the Common Stock is initially offered to the public or (ii) 85% of the closing price of the Common Stock on the Exercise Date, whichever price shall be less. Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of full shares of Common Stock reserved for the purpose of the Plan that his accumulated payroll deductions on such date will pay for, but not in excess of the maximum number determined in the manner set forth above. Any balance remaining in an employee's payroll deduction account at the end of a Plan Period, other than amounts that would have otherwise been applied for the payment of fractional shares, will be automatically refunded to the employee.

10. Issuance of Certificates.

Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship or (in the Company's sole discretion) in the name of a brokerage firm, bank or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.

11. Rights on Retirement, Death or Termination of Employment.

In the event of a participating employee's termination of employment prior to the last business day of a Plan Period, no payroll deduction shall be taken from any pay due and owing to an employee and the balance in the employee's account shall be paid to the employee or, in the event of the employee's death, (a) to a beneficiary previously designated in a revocable notice signed by the employee (with any spousal consent required under state law) or (b) in the absence of such a designated beneficiary, to the executor or administrator of the employee's estate or (c) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, prior to the last business day of the Plan Period, the Designated Subsidiary by which an employee is employed shall cease to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee shall be deemed to have terminated employment for the purposes of this Plan.

12. Optionees Not Stockholders.

Neither the granting of an Option to an employee nor the deductions from his pay shall constitute such employee a stockholder of the shares of Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to him or her.

13. Rights Not Transferable.

Rights under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution and are exercisable during the employee's lifetime only by the employee.

14. Application of Funds.

All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

15. Adjustment in Case of Changes Affecting Common Stock.

In the event of a subdivision of outstanding shares of Common Stock, or the payment of a dividend in Common Stock, the number of shares approved for this Plan, and the share limitation set forth in Section 9, shall be increased proportionately, and such other adjustment shall be made as may be deemed equitable by the Board or the Committee. In the event of any other change affecting the Common Stock, such adjustment shall be made as may be deemed equitable by the Board or the Committee to give proper effect to such event.

16. Merger.

In the event of a merger or consolidation of the Company with or into another corporation, or of a sale of all or substantially all of the assets of the Company, while unexercised Options remain outstanding under the Plan, (a) subject to the provisions of clauses (b) and (c), after the effective date of such transaction, each holder of an outstanding Option shall be entitled, upon exercise of such Option, to receive in lieu of shares of Common Stock, shares of such stock or other securities as the holders of shares of Common Stock received pursuant to the terms of such transaction; or (b) all outstanding Options may be cancelled by the Board or the Committee as of a date prior to the effective date of any such transaction and all payroll deductions shall be paid out to the participating employees; or (c) all outstanding Options may be cancelled by the Board or the Committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an Option, and each holder of an Option shall have the right to exercise such Option in full based on payroll deductions then credited to his account as of a date determined by the Board or the Committee, which date shall not be less than ten (10) days preceding the effective date of such transaction.

17. Amendment of the Plan.

The Board may at any time, and from time to time, amend this Plan in any respect, except that (a) if the approval of any such amendment by the stockholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

18. Insufficient Shares.

In the event that the total number of shares of Common Stock specified in elections to be purchased under any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, the Board or the Committee will allot the shares then available on a pro rata basis.

19. Termination of the Plan.

This Plan may be terminated at any time by the Board. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded.

20. Governmental Regulations.

The Company's obligation to sell and deliver Common Stock under this Plan is subject to listing on a national stock exchange or quotation on the Nasdaq Capital Market (to the extent the Common Stock is then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such stock.

21. Governing Law.

The Plan shall be governed by Delaware law except to the extent that such law is preempted by federal law.

22. Issuance of Shares.

Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company or from any other proper source.

23. Notification upon Sale of Shares.

Each employee agrees, by entering the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

24. Effective Date and Approval of Stockholders.

The Plan shall take effect on October 27, 1999 subject to approval by the stockholders of the Company as required by Section 423 of the Code, which approval must occur within twelve months of the adoption of the Plan by the Board.

Adopted by the Board of Directors as of November 8, 2007

Stock Performance Graph

The following graph compares the cumulative total return to stockholders of NaviSite common stock for the period from August 1, 2002 through July 31, 2007, with the cumulative total return over the same period of (i) the Nasdaq Composite Index and (ii) a peer group index of publicly traded companies that provide similar services to those of NaviSite (the "Peer Group Index"). The graph assumes the investment of $100 in NaviSite common stock and in each of such indices (and the reinvestment of all dividends, if any) on August 1, 2002. The performance shown is not necessarily indicative of future performance.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
July 2007
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
NAVISITE INC
NASDAQ Composite - Total Returns
Peer Group

Measurement Period (Fiscal Year Covered)	NaviSite, Inc.	Nasdaq Composite Index	Peer Group Index(1)
August 1, 2002	$100.00	$100.00	$100.00
July 31, 2003	$163.98	$131.26	$103.05
July 31, 2004	$112.27	$143.47	$112.42
July 31, 2005	$106.17	$167.16	$110.96
July 31, 2006	$217.40	$161.35	$124.39
July 31, 2007	$467.66	$197.93	$168.05

(1) The Peer Group Index is a modified-capitalization weighted index of stocks selected by NaviSite that represents the following publicly traded companies: International Business Machines Corporation, Electronic Data Systems Corporation, Computer Sciences Corporation, Level 3 Communications, Inc., Qwest Communications International Inc., AT&T Inc. and Akamai Technologies, Inc.

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